UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT   **March 27, 2008**

(DATE OF EARLIEST EVENT REPORTED)   **March 24, 2008**

BOARDWALK PIPELINE PARTNERS, LP

(Exact name of registrant as specified in its charter)

Delaware	**01-32665**	**20-3265614**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

9 Greenway Plaza, Suite 2800
Houston, Texas 77046
(Address of principal executive office)

(866) 913-2122
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

Purchase Agreement

On March 24, 2008, Boardwalk Pipeline Partners, LP, (the "Partnership") announced that its wholly owned subsidiary, Texas Gas Transmission, LLC ("Texas Gas"), entered into a purchase agreement (the "Purchase Agreement") with the initial purchasers named therein with respect to the issue and sale by Texas Gas of $250 million aggregate principal amount of 5.50% senior notes due 2013 (the "Notes"). The Notes have been offered only to qualified institutional buyers under Rule 144A and to persons outside the United States under Regulation S. The Notes have not and will not be registered under the Securities Act of 1933 or any state securities laws, and may not be offered or sold except pursuant to an exemption from the registration requirements of the Securities Act of 1933 and applicable state securities laws. A copy of the Purchase Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference. Closing of the offering occurred on March 27, 2008. Texas Gas plans to use the proceeds from the offering to finance a portion of its expansion projects.

Indenture

The Notes were issued pursuant to an indenture dated as of March 27, 2008 (the "Indenture"), between Texas Gas and The Bank of New York Trust Company, N.A. as trustee. A copy of the Indenture is filed herewith as Exhibit 4.1 to this report and is incorporated by reference herein.

Item 2.03   Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

As described above, on March 27, 2008, Texas Gas completed its offering of $250 million in aggregate principal amount of the Notes. The Notes were not, and will not be, registered under the Act as described in Item 1.01 above.

Interest on the Notes will accrue from March 27, 2008. Texas Gas will pay interest on the Notes semi-annually on April 1 and October 1 of each year, beginning on October 1, 2008, until the Notes mature on April 1, 2013. Texas Gas may redeem some or all of the Notes at any time or from time to time pursuant to the terms of the Indenture.

The Indenture contains covenants that will limit the ability of Texas Gas to, among other things, create liens, enter into sale-leaseback transactions, sell assets or merge with other entities. The Indenture does not restrict Texas Gas from incurring additional indebtedness, paying distributions on its equity interests or purchasing or redeeming their equity interests, nor does it require the maintenance of any financial ratios or specified levels of net worth or liquidity. In addition, the Indenture does not contain any provisions that would require Texas Gas to repurchase or redeem or otherwise modify the terms of the Notes upon a change in control or other events involving Texas Gas. Events of default under the Indenture includes (i) a default in the payment of principal of the Notes or, following a period of 30 days, of interest, (ii) a breach of Texas Gas's covenants under the Indenture, (iii) certain events of bankruptcy, insolvency or liquidation involving Texas Gas and (iv) any payment default or acceleration of indebtedness of Texas Gas if the total amount of such indebtedness unpaid or accelerated exceeds $25 million.

The descriptions set forth above in Item 1.01 and this Item 2.03 are qualified in their entirety by the Purchase Agreement, the Indenture (including the forms of Note attached thereto) and related documents, copies of which are filed as exhibits to this report and are incorporated by reference herein.

Item 8.01   **Other Events**

On March 24, 2008, the Partnership issued a press release announcing that Texas Gas priced a private placement of $250 million aggregate principal amount of 5.50% senior notes due 2013. The press release is filed as Exhibit 99.1 to this report and is incorporated by reference herein.

Item 9.01   **Financial Statements and Exhibits.**

(d)   **Exhibits:**

Exhibit No.	Description
Exhibit 4.1	*Indenture dated March 27, 2008, between Texas Gas Transmission, LLC and the Bank of New York Trust Company, N.A.*
Exhibit 10.1	*Purchase Agreement dated March 24, 2008 among Credit Suisse Securities (USA) LLC, J.P. Morgan Securities, Inc., and Wachovia Capital Markets, LLC, as the initial purchasers, and Texas Gas Transmission, LLC*
Exhibit 99.1	*Boardwalk Pipeline Partners, LP News Release, issued March 24, 2008.*

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BOARDWALK PIPELINE PARTNERS, LP

By: BOARDWALK GP, LP,
      its general partner

By: BOARDWALK GP, LLC,
      its general partner

By: */s/ Jamie L. Buskill*
      Jamie L. Buskill
      Chief Financial Officer

Dated: March 27, 2008

Exhibit 4.1

TEXAS GAS TRANSMISSION, LLC

$250,000,000

5.50% NOTES DUE 2013

INDENTURE

Dated as of March 27, 2008

THE BANK OF NEW YORK TRUST COMPANY, N.A.,
as Trustee

This INDENTURE, dated as of March 27, 2008, is entered into between Texas Gas Transmission, LLC, a Delaware limited liability company (the "Issuer") and The Bank Of New York Trust Company, N.A., a national banking association, as Trustee (the "Trustee").

The Issuer and the Trustee agree as follows for the benefit of each other and for the equal and ratable benefit of the Holders of the 5.50% Notes due 2013 (the "Notes"):

ARTICLE ONE
DEFINITIONS AND INCORPORATION BY REFERENCE

Section 1.1   **Definitions.**

For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

"*144A Global Note*" means a Global Note in the form of Exhibit A-1 hereto bearing the Global Note Legend and the Private Placement Legend and deposited with and registered in the name of the Depositary or its nominee that shall be issued in a denomination equal to the Outstanding principal amount of the Notes sold for initial resale in reliance on Rule 144A.

"*Additional Notes*" means any Notes (other than Initial Notes and Notes issued under Sections 2.6, 2.7 and 2.10 hereof) issued under this Indenture in accordance with Sections 2.2 and 2.14 hereof, as part of the same series as the Initial Notes.

"*Affiliate*" of any specified Person means any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with the specified Person. For purposes of this definition, "control," including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with," as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the Person, whether through the ownership of voting securities, by agreement or otherwise.

"*Agent*" means any Registrar, co-registrar, Paying Agent or additional paying agent.

"*Applicable Procedures*" means, with respect to any transfer, redemption or exchange of or for beneficial interests in any Global Note, the rules and procedures of the Depositary, Euroclear and Clearstream that apply to such transfer, redemption or exchange.

"*Attributable Debt*" means, with respect to any Sale and Lease-Back Transaction as of any particular time, the present value discounted at a rate of interest implicit in the terms of the lease of the obligations of the lessee under such lease for net rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessee, be extended).

"*Authenticating Agent*" shall have the meaning set forth in Section 5.12.

"*Bankruptcy Law*" means Title 11, U.S. Code or any similar federal or state law for the relief of debtors, or the law of any other jurisdiction relating to bankruptcy, insolvency, winding up, liquidation, reorganization or relief of debtors.

"*Board of Directors*" means either the Board of Directors of the Issuer or any committee of such Board duly authorized to act on its behalf.

"*Board Resolution*" means a copy of one or more resolutions, certified by the secretary or an assistant secretary of the Issuer to have been duly adopted or consented to by the Board of Directors and to be in full force and effect, and delivered to the Trustee.

"*Business Day*" means, with respect to any Note, a day that in New York City is not a day on which banking institutions are authorized or required by law or regulation to close.

"*Capital Lease Obligation*" means, at the time any determination of the obligation is to be made, the amount of the liability in respect of a capital lease that would at the time be so required to be capitalized on the balance sheet in accordance with GAAP.

"*Clearstream*" means Clearstream Banking S.A. and any successor thereto.

"*Code*" means the U.S. Internal Revenue Code of 1986, as amended.

"*Commission*" means the Securities and Exchange Commission, as from time to time constituted, created under the Securities Exchange Act of 1934, as amended, or if at any time after the execution and delivery of this Indenture such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties on such date.

"*Comparable Treasury Issue*" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

"*Comparable Treasury Price*" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Issuer obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations.

"*Consolidated Funded Indebtedness*" means the aggregate of all Outstanding Funded Indebtedness of the Issuer and its consolidated Subsidiaries, determined on a consolidated basis in accordance with generally accepted accounting principles.

"*Consolidated Net Tangible Assets*" means the total assets appearing on a consolidated balance sheet of a Person and its consolidated Subsidiaries less, in general: (1) intangible assets; (2) current and accrued liabilities (other than Consolidated Funded Indebtedness and capitalized rentals or leases), deferred credits, deferred gains and deferred income; and (3) reserves.

"*Corporate Trust Office of the Trustee*" means the principal office of the Trustee at which at any time its corporate trust business shall be administered, which office at the dated hereof is located at 2 N. LaSalle Street, Suite 1020, Chicago, Illinois 60602 Attention: Corporate Trust Administration, or such other address as the Trustee may designate from time to time by notice to the Holders and the Issuer, or the principal corporate trust office of any successor Trustee (or such other address as such successor Trustee may designate from time to time by notice to the Holders and the Issuer).

"*Custodian*" means, with respect to the Notes issuable or issued in whole or in part in global form, the Person specified in Section 2.3(c) hereof as Custodian with respect to the Notes, and any and all successors thereto appointed as custodian hereunder and having become such pursuant to the applicable provisions of this Indenture.

"*Default*" means with respect to the Notes, any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default with respect to the Notes.

"*Definitive Note*" means a certificated Note registered in the name of the Holder thereof and issued in accordance with Section 2.6 or 2.10 hereof, in substantially the form of Exhibit A hereto except that such Note shall not bear the Global Note Legend and shall not have the "Schedule of Exchanges of Interests in the Global Note" attached thereto.

"*Depositary*" means, with respect to the Notes issuable or issued in whole or in part in global form, the Person specified in Section 2.3(b) hereof as the Depositary with respect to the Notes, and any and all successors thereto appointed as depositary hereunder and having become such pursuant to the applicable provisions of this Indenture.

"*Distribution Compliance Period*" means the 40-day distribution compliance period as defined in Regulation S.

"*Dollar*" means the coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts.

"*Euroclear*" means Euroclear Bank, S.A./N.V., as operator of the Euroclear systems, and any successors thereto.

"*Event of Default*" means any event or condition specified as such in Section 4.1.

"*Exchange Act*" means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including any successor legislation and rules and regulations.

"*Funded Indebtedness*" means any Indebtedness that matures more than one year after the date as of which Funded Indebtedness is being determined less any such Indebtedness as will be retired through or by means of any deposit or payment required to be made within one year from such date under any prepayment provision, sinking fund, purchase fund, or otherwise.

"*GAAP*" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in other statements by another entity as have been approved by a significant segment of the accounting profession, as in effect from time to time; provided, however, that any change in GAAP that would cause the Issuer to record an existing item as a liability upon its balance sheet, which item was not previously required by GAAP to be so recorded, shall not constitute an incurrence of Indebtedness for purposes hereof.

"*Global Note Legend*" means the legend set forth in Section 2.6(g)(ii) hereof, which is required to be placed on all Global Notes issued under this Indenture.

"*Global Notes*" means the global Notes in the form of Exhibit A hereto issued in accordance with Article 2 hereof.

"*Government Notes*" means direct obligations of, or obligations guaranteed by, the United States of America for the payment of which obligations or guarantee the full faith and credit of the United States of America is pledged.

"*Holder*" means, in general, a Person in whose name the Notes are registered, or, if not registered, the bearer thereof.

"*Indebtedness*" means indebtedness which is for money borrowed from others.

"*Indenture*" means this instrument as originally executed and delivered or, if amended or supplemented as herein provided, as so amended or supplemented or both, and shall include the forms and terms of particular series of Notes established as contemplated hereunder.

"*Independent Investment Banker*" means one of the Reference Treasury Dealers appointed by the Issuer.

"*Indirect Participant*" means a Person who holds a beneficial interest in a Global Note through a Participant.

"*Initial Notes*" means $250.0 million aggregate principal amount of Notes issued under this Indenture on the date hereof.

"*Interest Payment Dates*" shall have the meaning set forth in paragraph 1 of each Note.

"*Issue Date*" means March 27, 2008.

"*Issue Order*" means a written statement, request or order on behalf of the Issuer signed in its name by the Chairman of the Board, the President or Vice President, a Secretary or a Treasurer of the Issuer.

"*Obligations*" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

"*Officer*" means the Chief Executive Officer, the President, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Secretary or any Vice President of the Issuer.

"*Officers' Certificate*" means a certificate signed by the Chairman of the Board, the President or a Vice President, and by the Chief Financial Officer, Controller, Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the Issuer and delivered to the Trustee. Each such certificate shall comply with § 314 of the Trust Indenture Act of 1939 and include the statements provided for in Section 10.5, if applicable.

"*Opinion of Counsel*" means an opinion in writing signed by legal counsel who may be an employee of or counsel to the Issuer. Each such opinion shall comply with § 314 of the Trust Indenture Act of 1939 and include the statements provided for in Section 10.5, if applicable.

"*Outstanding*" when used with reference to Notes, shall, subject to the provisions of Section 6.4, mean, as of any particular time, all Notes authenticated and delivered by the Trustee under this Indenture, except

(a)   Notes theretofore cancelled by the Trustee or delivered to the Trustee for cancellation;

(b)   Notes, or portions thereof, for the payment or redemption of which moneys or U.S. Government Obligations (as provided for in Section 9.1) in the necessary amount shall have been deposited in trust with the Trustee or with any paying agent (other than the Issuer) or shall have been set aside, segregated and held in trust by the Issuer for the Holders of such Notes (if the Issuer shall act as its own paying agent), provided that if such Notes, or portions thereof, are to be redeemed prior to the maturity thereof, notice of such redemption shall have been given as herein provided, or provision satisfactory to the Trustee shall have been made for giving such notice; and

(c)   Notes which shall have been paid or in substitution for which other Notes shall have been authenticated and delivered pursuant to the terms of Section 2.7 (except with respect to any such Note as to which proof satisfactory to the Trustee is presented that such Note is held by a Person in whose hands such Note is a legal, valid and binding obligation of the Issuer).

"*Participant*" means, with respect to the Depositary, Euroclear or Clearstream, a Person who has an account with the Depositary, Euroclear or Clearstream, respectively, and, with respect to DTC, shall include Euroclear and Clearstream.

"*Person*" means any individual, corporation, company (including any limited liability company), association, partnership, joint venture, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

"*Predecessor Note*" of any particular Note means every previous Note evidencing all or a portion of the same Indebtedness as that evidenced by such particular Note; and any Note authenticated and delivered under Section 2.7 in lieu of a lost, destroyed or stolen Note shall be deemed to evidence the same Indebtedness as the lost, destroyed or stolen Note.

"*Principal Property*" means any natural gas pipeline, gathering or storage property or facility, or natural gas processing plant located in the United States, except any such property that in the opinion of the Board of Directors is not of material importance to the total business conducted by the Issuer and its consolidated Subsidiaries; provided, however, that "Principal Property" shall not include production and proceeds from production from gas processing plants or oil or natural gas or petroleum products in any pipeline or storage field.

"*Private Placement Legend*" means the legend set forth in Section 2.6(g)(i) hereof to be placed on all Notes issued under this Indenture except as otherwise permitted by the provisions of this Indenture.

"*QIB*" means a "qualified institutional buyer" as deemed in Rule 144A.

"*Reference Treasury Dealer*" means each of Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC; if any of the Reference Treasury Dealers resigns, the successor dealer shall be a primary U.S. Government securities dealer in New York City selected by the Issuer.

"*Reference Treasury Dealer Quotations*" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Issuer, of the bid and ask prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Issuer by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

"*Regular Record Date*" for the interest payable on any Interest Payment Date means the applicable date specified as a "Record Date" on the face of the Note.

"*Regulation S*" means Regulation S promulgated under the Securities Act.

"*Regulation S Global Note*" means a Regulation S Temporary Global Note or Regulation S Permanent Global Note, as appropriate.

"*Regulation S Permanent Global Note*" means a Global Note in the form of Exhibit A-1 hereto bearing the Global Note Legend and the Private Placement Legend and deposited with and registered in the name of the Depositary or its nominee that shall be issued in a denomination equal to the Outstanding principal amount of the Regulation S Temporary Global Note upon expiration of the Distribution Compliance Period.

"*Regulation S Temporary Global Note*" means a temporary Global Note in the form of Exhibit A-2 hereto deposited with or on behalf of and registered in the name of the Depositary or its nominee, issued in a denomination equal to the outstanding principal amount of the Notes initially sold in reliance on Rule 903 of Regulation S.

"*Reporting Failure*" means our failure to file with the Trustee (a) within 90 days after the end of each fiscal year, audited balance sheets as of the end of the two most recent fiscal years and audited statements of income and cash flows for each of the three fiscal years preceding the date of the most recent audited balance sheet or (b) within 60 days of the end of each of the first three fiscal quarters, unaudited interim balance sheets as of the end of the most recent fiscal quarter and unaudited interim statements of income and cash flows for the period between the latest audited balance sheet and the most recent interim balance sheet provided, and for the corresponding period of the preceding fiscal year.

"*Responsible Officer,*" when used with respect to the Trustee, means any officer within the Corporate Trust Department of the Trustee (or any successor group of the Trustee) with direct responsibility for the administration of this Indenture and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his or her knowledge of and familiarity with the particular subject.

"*Restricted Definitive Note*" means one or more Definitive Notes bearing the Private Placement Legend.

"*Restricted Global Notes*" means 144A Global Notes and Regulation S Global Notes.

"*Rule 144*" means Rule 144 promulgated under the Securities Act.

"*Rule 144A*" means Rule 144A promulgated under the Securities Act.

"*Rule 903*" means Rule 903 promulgated under the Securities Act.

"*Rule 904*" means Rule 904 promulgated under the Securities Act.

"*Securities Act*" means the U.S. Securities Act of 1933, as amended, and the rules and regulations thereunder, including any successor legislation and rules and regulations.

"*Significant Subsidiary*" means any Subsidiary that would be a "significant subsidiary" of the Issuer within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission.

"*Stated Maturity*" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

"*Subsidiary*" means, in respect of any Person, any corporation, company (including any limited liability company), association, partnership, joint venture or other business entity of which at least a majority of the outstanding equity interests having ordinary voting power is at the time owned or controlled, directly or indirectly, by: (a) such Person; (b) such Person and one or more Subsidiaries of such Person, or (c) one or more Subsidiaries of such Person.

"*Tax*" means any tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and any other liabilities related thereto).

"*Trust Indenture Act of 1939*" means the U.S. Trust Indenture Act of 1939, as amended, and the rules and regulations thereunder, including any successor legislation and rules and regulations.

"*Treasury Rate*" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent Yield to Maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

"*Trustee*" means the Person named as the "Trustee" in the first paragraph of this Indenture until a successor Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Trustee" shall mean such successor Trustee.

"*Unrestricted Definitive Notes*" means one or more Definitive Notes that do not and are not required to bear the Private Placement Legend.

"*Unrestricted Global Notes*" means one or more Global Notes that do not and are not required to bear the Private Placement Legend and are deposited with and registered in the name of the Depositary or its nominee.

"*U.S. Government Obligations*" shall have the meaning set forth in Section 9.1(a).

"*Yield to Maturity*" means the yield to maturity on the Notes, calculated at the time of issuance of the Notes, and calculated in accordance with accepted financial practice.

Section 1.2 **Other Definitions.**

Term	Defined in Section
"Authentication Order"	2.2(d)
"Issuer"	Preamble
"covenant defeasance"	9.1
"DTC"	2.3(b)
"Event of Default"	4.1
"lien"	3.4
"mortgage"	3.4
"Notes"	Preamble
"Paying Agent"	2.3(a)

Section 1.3   Incorporation by Reference of Trust Indenture Act.

(a)   Whenever this Indenture refers to a provision of the Trust Indenture Act of 1939, the provision is incorporated by reference in and made a part of this Indenture.

(b)   The following Trust Indenture Act of 1939 terms used in this Indenture have the following meanings:

"*indenture securities*" means the Notes;

"*indenture security holder*" means a Holder of a Note;

"*indenture to be qualified*" means this Indenture;

"*indenture trustee*" or "*institutional trustee*" means the Trustee; and

"*obligor*" on the Notes means the Issuer and any successor obligor upon the Notes.

(c)   All other terms used in this Indenture that are defined by the Trust Indenture Act of 1939, defined by Trust Indenture Act of 1939 reference to another statute or defined by Commission rule under the Trust Indenture Act of 1939 and not otherwise defined herein have the meanings so assigned to them either in the Trust Indenture Act of 1939, by another statute or Commission rule, as applicable.

Section 1.4   Rules of Construction.

(a)   Unless the context otherwise requires:

(i)   a term has the meaning assigned to it;

(ii)   an accounting term not otherwise defined herein has the meaning assigned to it in accordance with GAAP;

(iii)   "or" is not exclusive;

(iv)   words in the singular include the plural, and in the plural include the singular;

(v)   all references in this instrument to "Articles," "Sections" and other subdivisions are to the designated Articles, Sections and subdivisions of this instrument as originally executed;

(vi)   the words "herein," "hereof" and "hereunder" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

(vii)   "including" means "including without limitation;"

(viii)   provisions apply to successive events and transactions; and

(ix)   references to sections of or rules under the Securities Act, the Exchange Act or the Trust Indenture Act of 1939 shall be deemed to include substitute, replacement or successor sections or rules adopted by the Commission from time to time thereunder.

ARTICLE TWO
NOTES

Section 2.1   Form and Dating.

(a)   *General.* The Notes and the Trustee's certificate of authentication shall be substantially in the form included in Exhibit A hereto, which is hereby incorporated in and expressly made part of this Indenture. The Notes may have notations, legends or endorsements required by law, exchange rule or usage in addition to those set forth on Exhibit A. Each Note shall be dated the date of its authentication. The Notes shall be in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The terms and provisions contained in the Notes shall constitute a part of this Indenture, and the Issuer and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. To the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

(b)   *Global Notes.* Notes shall be issued initially in global form and shall be substantially in the form of Exhibits A-1 or A-2 attached hereto (including the Global Note Legend thereon and the "Schedule of Exchanges of Interests in the Global Note" attached thereto). Notes issued in definitive form shall be substantially in the form of Exhibit A attached hereto (but without the Global Note Legend thereon and without the "Schedule of Exchanges of Interests in the Global Note" attached thereto). Each Global Note shall represent such aggregate principal amount of the Outstanding Notes as shall be specified therein and each shall provide that it shall represent the aggregate principal amount of Outstanding Notes from time to time endorsed thereon and that the aggregate principal amount of Outstanding Notes represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges and redemptions and transfers of interests therein. Any endorsement of a Global Note to reflect the amount of any increase or decrease in the aggregate principal amount of Outstanding Notes represented thereby shall be made by the Trustee or the Custodian, at the direction of the Trustee, in accordance with instructions given by the Holder thereof as required by Section 2.6 hereof.

(c)   *Temporary Global Notes.*   Notes offered and sold in reliance on Regulation S will be issued initially in the form of the Regulation S Temporary Global Note, which will be deposited on behalf of the purchasers of the Notes represented thereby with the

Trustee, at its New York office, as custodian for the Depositary, and registered in the name of the Depositary or the nominee of the Depositary for the accounts of designated agents holding on behalf of Euroclear or Clearstream, duly executed by the Issuer and authenticated by the Trustee as hereinafter provided. The Distribution Compliance Period will be terminated upon the receipt by the Trustee of:

(1)   a written certificate from the Depositary, together with copies of certificates from Euroclear and Clearstream certifying that they have received certification of non-United States beneficial ownership of 100% of the aggregate principal amount of the Regulation S Temporary Global Note (except to the extent of any beneficial owners thereof who acquired an interest therein during the Distribution Compliance Period pursuant to another exemption from registration under the Securities Act and who will take delivery of a beneficial ownership interest in a 144A Global Note bearing a Private Placement Legend, all as contemplated by Section 2.6(b) hereof); and

(2)   an Officers' Certificate.

Following the termination of the Distribution Compliance Period, beneficial interests in the Regulation S Temporary Global Note will be exchanged for beneficial interests in the Regulation S Permanent Global Note pursuant to the Applicable Procedures. Simultaneously with the authentication of the Regulation S Permanent Global Note, the Trustee will cancel the Regulation S Temporary Global Note. The aggregate principal amount of the Regulation S Temporary Global Note and the Regulation S Permanent Global Note may from time to time be increased or decreased by adjustments made on the records of the Trustee and the Depositary or its nominee, as the case may be, in connection with transfers of interest as hereinafter provided.

(d)   *Book-Entry Provisions*. This Section 2.1(d) shall apply only to Global Notes deposited with the Trustee, as custodian for the Depositary. Notwithstanding the foregoing, nothing herein shall prevent the Issuer, the Trustee or any agent of the Issuer or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and its Participants or Indirect Participants, the Applicable Procedures or the operation of customary practices of the Depositary governing the exercise of the rights of a holder of a beneficial interest in any Global Note.

(e)   *Euroclear and Clearstream Procedures Applicable*. The provisions of the "Operating Procedures of the Euroclear System" and "Terms and Conditions Governing Use of Euroclear" and the "General Terms and Conditions of Clearstream" and "Customer Handbook" of Clearstream shall be applicable to transfers of beneficial interests in Global Notes that are held by Participants through Euroclear or Clearstream.

Section 2.2   **Execution and Authentication.**

(a)   One Officer shall execute the Notes on behalf of the Issuer by manual or facsimile signature.

(b)   If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated by the Trustee, the Note shall nevertheless be valid.

(c)   A Note shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the Note has been authenticated under this Indenture. The form of Trustee's certificate of authentication to be borne by the Note shall be substantially as set forth in Exhibit A hereto.

(d)   The Trustee shall, upon a written order of the Issuer signed by an Officer (an "Authentication Order"), authenticate Notes for original issue.

Section 2.3   Registrar and Paying Agent.

(a)   The Issuer shall maintain an office or agency where Notes may be presented for registration of transfer or for exchange ("Registrar") and an office or agency where Notes may be presented for payment ("Paying Agent"). The Registrar shall keep a register of the Notes and of their transfer and exchange. The Issuer may appoint one or more co-registrars and one or more additional paying agents. The term "Registrar" includes any co-registrar and the term "Paying Agent" includes any additional paying agent. The Issuer may enter into an appropriate agency agreement with any Agent not party to this Indenture, which may incorporate the provisions of the Trust Indenture Act of 1939. Such Agreement shall implement the provisions of this Indenture that relate to such Agent. The Issuer may change any Paying Agent or Registrar without notice to any Holder. The Issuer shall notify the Trustee in writing of the name and address of any Agent not a party to this Indenture. If the Issuer fails to appoint or maintain another entity as Registrar or Paying Agent, the Trustee shall act as such and shall be entitled to appropriate compensation in accordance with Section 5.6 hereof. The Issuer or any of its Subsidiaries may act as Paying Agent or Registrar.

(b)   The Issuer initially appoints The Depository Trust Company ("DTC") to act as Depositary with respect to the Global Notes.

(c)   The Issuer initially appoints the Trustee to act as Registrar and Paying Agent, agent for service of notices and demands in connection with the Global Note and to act as Custodian with respect to the Global Notes, and the Trustee hereby agrees so to initially act.

Section 2.4   Paying Agent to Hold Money in Trust.

The Issuer shall require each Paying Agent other than the Trustee to agree in writing that the Paying Agent shall hold in trust for the benefit of Holders or the Trustee all money held by the Paying Agent for the payment of principal, premium, if any, or interest on the Notes, and shall notify the Trustee of any Default by the Issuer in making any such payment. While any such Default continues, the Trustee may require a Paying Agent to pay all funds held by it relating to the Notes to the Trustee. The Issuer at any time may require a Paying Agent to pay all funds held by it relating to the Notes to the Trustee. Upon payment over to the Trustee, the Paying Agent (if other than the Issuer) shall have no further liability for such funds. If the Issuer or a Subsidiary acts as Paying Agent, it shall segregate and hold in a separate trust fund for the benefit of the Holders all funds held by it as Paying Agent. Upon any Event of Default

under Sections 4.1(d) and (e) hereof relating to the Issuer, the Trustee shall serve as Paying Agent for the Notes.

Section 2.5 **Holder Lists.**

The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of all Holders and shall otherwise comply with Trust Indenture Act of 1939 §312(a). If the Trustee is not the Registrar, the Issuer shall furnish or cause to be furnished to the Trustee at least three Business Days before each Interest Payment Date and at such other times as the Trustee may request in writing, a list in such form and as of such date or such shorter time as the Trustee may allow, as the Trustee may reasonably require of the names and addresses of the Holders and the Issuer shall otherwise comply with Trust Indenture Act of 1939 §312(a).

Section 2.6 **Transfer and Exchange.**

(a)   *Transfer and Exchange of Global Notes*. A Global Note may not be transferred as a whole except by the Depositary to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or to another nominee of the Depositary, or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary. The Issuer shall exchange Global Notes for Definitive Notes if: (1) the Issuer delivers to the Trustee a notice from the Depositary that the Depositary is unwilling or unable to continue to act as Depositary for the Global Notes or that it has ceased to be a clearing agency registered under the Exchange Act and, in either case, a successor Depositary is not appointed by the Issuer within 120 days after the date of such notice from the Depositary; (2) the Issuer at its option determines that the Global Notes shall be exchanged for Definitive Notes and delivers a written notice to such effect to the Trustee; *provided* that in no event shall the Regulation S Temporary Global Note be exchanged by the Issuer for Definitive Notes prior to (x) the expiration of the Distribution Compliance Period and (y) the receipt by the Registrar of any certificates required pursuant to Rule 903(b)(3)(ii)(B) under the Securities Act; or (3) a Default or Event of Default shall have occurred and be continuing. Upon the occurrence of any of the preceding events in clauses (1), (2) or (3) above, Definitive Notes shall be issued in denominations of $2,000 or integral multiples of $1,000 in excess thereof and in such names as the Depositary shall instruct the Trustee in writing. Global Notes also may be exchanged or replaced, in whole or in part, as provided in Sections 2.7 and 2.10 hereof. Except as provided above, every Note authenticated and delivered in exchange for, or in lieu of, a Global Note or any portion thereof, pursuant to this Section 2.6 or Section 2.7 or 2.10 hereof, shall be authenticated and delivered in the form of, and shall be, a Global Note. A Global Note may not be exchanged for another Note other than as provided in this Section 2.6(a), and beneficial interests in a Global Note may not be transferred and exchanged other than as provided in Section 2.6(b), (c) or (f) hereof.

(b)   *Transfer and Exchange of Beneficial Interests in the Global Notes*. The transfer and exchange of beneficial interests in the Global Notes shall be effected through the Depositary in accordance with the provisions of this Indenture and the Applicable Procedures. Beneficial interests in Restricted Global Notes shall be subject to restrictions on transfer comparable to those set forth herein to the extent required by the Securities Act. Transfers of

beneficial interests in Global Notes also shall require compliance with either clause (i) or (ii) below, as applicable, as well as one or more of the other following clauses, as applicable:

(i)   Transfer of Beneficial Interests in the Same Global Note. Beneficial interests in any Restricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Restricted Global Note in accordance with the transfer restrictions set forth in the Private Placement Legend and any Applicable Procedures; provided, however, that prior to the expiration of the Distribution Compliance Period, transfers of beneficial interests in the Regulation S Temporary Global Note may not be made to or for the account or benefit of a "U.S. Person" (as defined in Rule 902(k) of Regulation S) (other than a "distributor" (as defined in Rule 902(d) of Regulation S)). Beneficial interests in any Unrestricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note. Except as may be required by any Applicable Procedures, no written orders or instructions shall be required to be delivered to the Registrar to effect the transfers described in this Section 2.6(b)(i).

(ii)   All Other Transfers and Exchanges of Beneficial Interests in Global Notes. In connection with all transfers and exchanges of beneficial interests that are not subject to Section 2.6(b)(i) above, the transferor of such beneficial interest must deliver to the Registrar either (A)(1) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to credit or cause to be credited a beneficial interest in another Global Note in an amount equal to the beneficial interest to be transferred or exchanged and (2) instructions given in accordance with the Applicable Procedures containing information regarding the Participant account to be credited with such increase or (B) if permitted under Section 2.6(a) hereof, (1) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to cause to be issued a Definitive Note in an amount equal to the beneficial interest to be transferred or exchanged and (2) instructions given by the Depositary to the Registrar containing information regarding the Person in whose name such Definitive Note shall be registered to effect the transfer or exchange referred to in (B)(1) above; *provided* that in no event shall Definitive Notes be issued upon the transfer or exchange of beneficial interests in the Regulation S Temporary Global Note prior to (A) the expiration of the Distribution Compliance Period and (B) the receipt by the Registrar of any certificates required pursuant to Rule 903 under the Securities Act. Upon satisfaction of all of the requirements for transfer or exchange of beneficial interests in Global Notes contained in this Indenture and the Notes or otherwise applicable under the Securities Act, the Trustee shall adjust the principal amount of the relevant Global Note(s) pursuant to Section 2.6(h) hereof.

(iii)   Transfer of Beneficial Interests in a Restricted Global Note to Another Restricted Global Note. A beneficial interest in any Restricted Global Note may be transferred to a Person who takes delivery thereof in the form of a beneficial interest in another Restricted Global Note if the transfer complies with the requirements of Section 2.6(b)(ii) above and the Registrar receives the following:

(A)   if the transferee shall take delivery in the form of a beneficial interest in a 144A Global Note, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (1) thereof or, if permitted by Applicable Procedures, item (3) thereof; and

(B)   if the transferee shall take delivery in the form of a beneficial interest in a Regulation S Global Note, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (2) thereof.

(iv)   <u>Transfer and Exchange of Beneficial Interests in a Restricted Global Note for Beneficial Interests in an Unrestricted Global Note</u>. A beneficial interest in any Restricted Global Note may be exchanged by any holder thereof for a beneficial interest in an Unrestricted Global Note or transferred to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note only if the exchange or transfer complies with the requirements of Section 2.6(b)(ii) above and the Registrar receives the following: (1) if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a beneficial interest in an Unrestricted Global Note, a certificate from such holder in the form of Exhibit C hereto, including the certifications in item (1)(a) thereof; or (2) if the holder of such beneficial interest in a Restricted Global Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note, a certificate from such holder in the form of Exhibit B hereto, including the certifications in item (4) thereof,

and, in each such case, if the Registrar so requests or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Registrar to the effect that such exchange or transfer shall be effected in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend shall no longer be required in order to maintain compliance with the Securities Act.

If any such transfer is effected at a time when an Unrestricted Global Note has not yet been issued, the Issuer shall execute and, upon receipt of an Authentication Order in accordance with Section 2.2 hereof, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the aggregate principal amount of beneficial interests transferred pursuant to this Section 2.6(b)(iv).

(v)   <u>Transfer or Exchange of Beneficial Interests in Unrestricted Global Notes for Beneficial Interests in Restricted Global Notes Prohibited</u>. Beneficial interests in an Unrestricted Global Note may not be exchanged for, or transferred to Persons who take delivery thereof in the form of, beneficial interests in a Restricted Global Note.

(c)   *Transfer or Exchange of Beneficial Interests for Definitive Notes*.

(i)   <u>Beneficial Interests in Restricted Global Notes to Restricted Definitive Notes</u>. Subject to Section 2.6(a) hereof, if any holder of a beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Restricted

Definitive Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Restricted Definitive Note, then, upon receipt by the Registrar of the following documentation:

(A)   if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Restricted Definitive Note, a certificate from such holder in the form of Exhibit C hereto, including the certifications in item (2)(a) thereof;

(B)   if such beneficial interest is being transferred to a QIB in accordance with Rule 144A, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (1) thereof,

(C)   if such beneficial interest is being transferred to a "non-U.S. Person" (as defined in Rule 902(k) of Regulation S) in an offshore transaction in accordance with Rule 903 or Rule 904, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (2) thereof;

(D)   if such beneficial interest is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144 under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(a) thereof;

(E)   if such beneficial interest is being transferred to the Issuer or any of its Subsidiaries, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(b) thereof, or

(F)   if such beneficial interest is being transferred pursuant to an effective registration statement under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item 3(c) thereof,

the Trustee shall reduce or cause to be reduced in a corresponding amount pursuant to Section 2.6(h) hereof the aggregate principal amount of the applicable Restricted Global Note, and the Issuer shall execute and, upon receipt of an Authentication Order in accordance with Section 2.2 hereof, the Trustee shall authenticate and deliver a Restricted Definitive Note in the appropriate principal amount to the Person designated by the holder of such beneficial interest in instructions delivered to the Registrar by the Depositary and the applicable Participant or Indirect Participant on behalf of such holder. Any Restricted Definitive Note issued in exchange for a beneficial interest in a Restricted Global Note pursuant to this Section 2.6(c)(i) shall be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest shall designate in such instructions. The Trustee shall deliver such Restricted Definitive Notes to the Persons in whose names such Notes are so registered. Any Restricted Definitive Note issued in exchange for a beneficial interest in a Restricted Global Note pursuant to this Section 2.6(c)(i) shall bear the Private Placement Legend and shall be subject to all restrictions on transfer contained therein.

(ii)   <u>Beneficial Interests in Regulation S Temporary Global Note to Definitive Notes</u>. Notwithstanding Sections 2.6(c)(i)(A) and (C) hereof, a beneficial interest in the Regulation S Temporary Global Note may not be exchanged for a Definitive Note or transferred to a Person who takes delivery thereof in the form of a Definitive Note prior to (A) the expiration of the Distribution Compliance Period and (B) the receipt by the Registrar of any certificates required pursuant to Rule 903(b)(3)(ii)(B) under the Securities Act, except in the case of a transfer pursuant to an exemption from the registration requirements of the Securities Act other than Rule 903 or Rule 904.

(iii)   <u>Beneficial Interests in Restricted Global Notes to Unrestricted Definitive Notes</u>. Subject to Section 2.6(a) hereof, a holder of a beneficial interest in a Restricted Global Note may exchange such beneficial interest for an Unrestricted Definitive Note or may transfer such beneficial interest to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note only if the Registrar receives the following: (1) if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for an Unrestricted Definitive Note, a certificate from such holder in the form of Exhibit C hereto, including the certifications in item (1)(b) thereof, or (2) if the holder of such beneficial interest in a Restricted Global Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Note, a certificate from such holder in the form of Exhibit B hereto, including the certifications in item (4) thereof,

and, in each such case, if the Registrar so requests or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Registrar to the effect that such exchange or transfer shall be effected in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend shall no longer be required in order to maintain compliance with the Securities Act.

Upon satisfaction of the conditions of any of the clauses of this Section 2.6(c)(ii) the Issuer shall execute, and, upon receipt of an Authentication Order in accordance with Section 2.2 hereof, the Trustee shall authenticate and deliver an Unrestricted Definitive Note in the appropriate principal amount to the Person designated by the holder of such beneficial interest in instructions delivered to the Registrar by the Depositary and the applicable Participant or Indirect Participant on behalf of such holder, and the Trustee shall reduce or cause to be reduced in a corresponding amount pursuant to Section 2.6(h) hereof the aggregate principal amount of the applicable Restricted Global Note.

(iv)   <u>Beneficial Interests in Unrestricted Global Notes to Unrestricted Definitive Notes</u>. Subject to Section 2.6(a) hereof, if any holder of a beneficial interest in an Unrestricted Global Note proposes to exchange such beneficial interest for an Unrestricted Definitive Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note, then, upon satisfaction of the applicable conditions set forth in Section 2.6(b)(ii) hereof, the Trustee shall reduce or cause to be reduced in a corresponding amount pursuant to Section 2.6(h) hereof the aggregate principal amount of the applicable Unrestricted Global Note, and the Issuer shall execute and, upon receipt of an Authentication Order in accordance with Section 2.2 hereof, the Trustee shall authenticate and deliver an Unrestricted Definitive Note in the

appropriate principal amount to the Person designated by the holder of such beneficial interest in instructions delivered to the Registrar by the Depositary and the applicable Participant or Indirect Participant on behalf of such holder. Any Unrestricted Definitive Note issued in exchange for a beneficial interest pursuant to this Section 2.6(c)(iv) shall be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest shall designate in such instructions. The Trustee shall deliver such Unrestricted Definitive Notes to the Persons in whose names such Notes are so registered. Any Unrestricted Definitive Note issued in exchange for a beneficial interest pursuant to this Section 2.6(c)(iv) shall not bear the Private Placement Legend.

(d) *Transfer and Exchange of Definitive Notes for Beneficial Interests.*

(i) Restricted Definitive Notes to Beneficial Interests in Restricted Global Notes. If any holder of a Restricted Definitive Note proposes to exchange such Note for a beneficial interest in a Restricted Global Note or to transfer such Restricted Definitive Notes to a Person who takes delivery thereof in the form of a beneficial interest in a Restricted Global Note, then, upon receipt by the Registrar of the following documentation:

(A) if the holder of such Restricted Definitive Note proposes to exchange such Note for a beneficial interest in a Restricted Global Note, a certificate from such holder in the form of Exhibit C hereto, including the certifications in item (2)(b) thereof;

(B) if such Restricted Definitive Note is being transferred to a QIB in accordance with Rule 144A, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (1) thereof;

(C) if such Restricted Definitive Note is being transferred to a "non-U.S. Person" (as defined in Rule 902(k) of Regulation S) in an offshore transaction in accordance with Rule 903 or Rule 904, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (2) thereof,

(D) if such Restricted Definitive Note is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(a) thereof;

(E) if such Restricted Definitive Note is being transferred to the Issuer or any of its Subsidiaries, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(b) thereof, or

(F) if such Restrictive Definitive Note is being transferred pursuant to an effective registration statement under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certification in item 3(c) thereof,

the Trustee shall cancel the Restricted Definitive Note, increase or cause to be increased in a corresponding amount pursuant to Section 2.6(h) hereof the aggregate principal amount of, in the case of clause (A) above, the appropriate Restricted Global Note, in the case of clause (B) above, a 144A Global Note, and in the case of clause (C) above, a Regulation S Global Note.

(ii)   <u>Restricted Definitive Notes to Beneficial Interests in Unrestricted Global Notes</u>. A holder of a Restricted Definitive Note may exchange such Note for a beneficial interest in an Unrestricted Global Note or transfer such Restricted Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note only if the Registrar receives the following: (1) if the holder of such Restricted Definitive Note proposes to exchange such Note for a beneficial interest in an Unrestricted Global Note, a certificate from such holder in the form of Exhibit C hereto, including the certifications in item (1)(c) thereof, or (2) if the holder of such Restricted Definitive Note proposes to transfer such Note to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note, a certificate from such holder in the form of Exhibit B hereto, including the certifications in item (4) thereof,

and, in each such case, if the Registrar so requests or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Registrar to the effect that such exchange or transfer shall be effected in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend shall no longer be required in order to maintain compliance with the Securities Act.

Upon satisfaction of the conditions of any of the clauses in this Section 2.6(d)(ii), the Trustee shall cancel such Restricted Definitive Note and increase or cause to be increased in a corresponding amount pursuant to Section 2.6(h) hereof the aggregate principal amount of the Unrestricted Global Note.

(iii)   <u>Unrestricted Definitive Notes to Beneficial Interests in Unrestricted Global Notes</u>. A holder of an Unrestricted Definitive Note may exchange such Note for a beneficial interest in an Unrestricted Global Note or transfer such Unrestricted Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note at any time. Upon receipt of a request for such an exchange or transfer, the Trustee shall cancel the applicable Unrestricted Definitive Note and increase or cause to be increased in a corresponding amount pursuant to Section 2.6(h) hereof the aggregate principal amount of one of the Unrestricted Global Notes.

(iv)   <u>Transfer or Exchange of Unrestricted Definitive Notes to Beneficial Interests in Restricted Global Notes Prohibited</u>. An Unrestricted Definitive Note may not be exchanged for, or transferred to Persons who take delivery thereof in the form of, beneficial interests in a Restricted Global Note.

(v)   <u>Issuance of Unrestricted Global Notes</u>. If any such exchange or transfer of a Definitive Note for a beneficial interest in an Unrestricted Global Note is effected pursuant to clause (ii)(B), (ii)(D) or (iii) above at a time when an Unrestricted

Global Note has not yet been issued, the Issuer shall issue and, upon receipt of an Authentication Order in accordance with Section 2.2 hereof, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the principal amount of Definitive Notes so transferred.

(e) *Transfer and Exchange of Definitive Notes for Definitive Notes*. Upon request by a holder of Definitive Notes and such holder's compliance with the provisions of this Section 2.6(e), the Registrar shall register the transfer or exchange of Definitive Notes. Prior to such registration of transfer or exchange, the requesting holder shall present or surrender to the Registrar the Definitive Notes duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such holder. In addition, the requesting holder shall provide any additional certifications, documents and information, as applicable, required pursuant to the following provisions of this Section 2.6(e).

(i)   <u>Restricted Definitive Notes to Restricted Definitive Notes</u>. Any Restricted Definitive Note may be transferred to and registered in the name of Persons who take delivery thereof in the form of a Restricted Definitive Note if the Registrar receives the following:

(A)   if the transfer shall be made pursuant to Rule 144A, a certificate in the form of Exhibit B hereto, including the certifications in item (1) thereof,

(B)   if the transfer shall be made pursuant to Rule 903 or Rule 904, a certificate in the form of Exhibit B hereto, including the certifications in item (2) thereof, and

(C)   if the transfer shall be made pursuant to any other exemption from the registration requirements of the Securities Act, a certificate in the form of Exhibit B hereto, including the certifications, certificates and Opinion of Counsel required by item (3) thereof, if applicable.

(D)   <u>Restricted Definitive Notes to Unrestricted Definitive Notes</u>. Any Restricted Definitive Note may be exchanged by the holder thereof for an Unrestricted Definitive Note or transferred to a Person or Persons who take delivery thereof in the form of an Unrestricted Definitive Note only if the Registrar receives the following:

(1)   if the holder of such Restricted Definitive Notes proposes to exchange such Notes for an Unrestricted Definitive Note, a certificate from such holder in the form of Exhibit C hereto, including the certifications in item (1)(d) thereof; or

(2)   if the holder of such Restricted Definitive Notes proposes to transfer such Notes to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Note, a certificate from such

holder in the form of Exhibit B hereto, including the certifications in item (4) thereof,

and, in each such case, if the Registrar so requests, an Opinion of Counsel in form reasonably acceptable to the Registrar to the effect that such exchange or transfer shall be effected in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend shall no longer be required in order to maintain compliance with the Securities Act.

Upon satisfaction of the conditions of any of the clauses of Section 2.6(e)(ii) the Trustee shall cancel the prior Restricted Definitive Note and the Issuer shall execute, and, upon receipt of an Authentication Order in accordance with Section 2.2 hereof, the Trustee shall authenticate and deliver an Unrestricted Definitive Note in the appropriate principal amount to the Person designated by the holder of such prior Restricted Definitive Note in instructions delivered to the Registrar by such holder.

(ii) _Unrestricted Definitive Notes to Unrestricted Definitive Notes_. A holder of Unrestricted Definitive Notes may transfer such Notes to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note. Upon receipt of a request to register such a transfer, the Registrar shall register the Unrestricted Definitive Notes pursuant to the instructions from the Holders thereof.

(f) **[Reserved]**

(g) _Legends_. The following legends shall appear on the face of all Global Notes and Definitive Notes issued under this Indenture unless specifically stated otherwise in the applicable provisions of this Indenture.

(i) Private Placement Legend.

(A) Except as permitted by clause (B) below, each Global Note and each Definitive Note (and all Notes issued in exchange therefor or substitution thereof) shall bear the legend in substantially the following form:

"THE NOTES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR OTHER SECURITIES LAWS. NEITHER THIS NOTE NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION UNLESS THE TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF (1) REPRESENTS THAT (A) IT IS A "QUALIFIED INSTITUTIONAL BUYER" (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) OR (B) IT IS NOT A U.S. PERSON AND IS ACQUIRING ITS NOTE IN AN "OFFSHORE TRANSACTION" PURSUANT TO RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (2) AGREES THAT IT WILL NOT PRIOR TO (X) THE

DATE WHICH IS ONE YEAR (OR SUCH SHORTER PERIOD OF TIME AS PERMITTED BY RULE 144(d) UNDER THE SECURITIES ACT OR ANY SUCCESSOR PROVISION THEREUNDER) AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF (OR OF ANY PREDECESSOR OF THIS NOTE) OR THE LAST DAY ON WHICH THE ISSUER OR ANY AFFILIATE OF THE ISSUER WAS THE OWNER OF THIS NOTE (OR ANY PREDECESSOR OF THIS NOTE) AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW (THE "RESALE RESTRICTION TERMINATION DATE"), OFFER, SELL OR OTHERWISE TRANSFER THIS NOTE EXCEPT (A) TO THE ISSUER, (B) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) FOR SO LONG AS THE NOTES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A, TO A PERSON IT REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A INSIDE THE UNITED STATES, (D) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT OR (E) PURSUANT TO ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND (3) AGREES THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS NOTE IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND; PROVIDED THAT THE ISSUER, THE TRUSTEE AND THE REGISTRAR SHALL HAVE THE RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER (I) PURSUANT TO CLAUSE (D) OR (E) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM, AND (II) IN EACH OF THE FOREGOING CASES, TO REQUIRE THAT A CERTIFICATION OF TRANSFER IN THE FORM APPEARING ON THE OTHER SIDE OF THIS NOTE IS COMPLETED AND DELIVERED BY THIS TRANSFEROR TO THE TRUSTEE. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE. AS USED HEREIN, THE TERMS "OFFSHORE TRANSACTION," "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANINGS GIVEN TO THEM BY REGULATION S UNDER THE SECURITIES ACT."

(B)   Notwithstanding the foregoing, any Global Note or Definitive Note issued pursuant to clauses (b)(iv), (c)(ii), (c)(iii), (d)(ii), (d)(iii), (e)(ii), (e)(iii) to this Section 2.6 (and all Notes issued in exchange therefor or substitution thereof) shall not bear the Private Placement Legend.

(ii)   <u>Global Note Legend</u>. Each Global Note shall bear a legend in substantially the following form:

"THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION

2.6 OF THE INDENTURE, (II) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.6(a) OF THE INDENTURE, (III)THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.11 OF THE INDENTURE AND (IV) THIS GLOBAL NOTE MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE ISSUER.

UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE FORM, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) ("DTC"), TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY NOTE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN."

(h) *Cancellation and/or Adjustment of Global Notes*. At such time as all beneficial interests in a particular Global Note have been exchanged for Definitive Notes or a particular Global Note has been redeemed, repurchased or cancelled in whole and not in part, each such Global Note shall be returned to or retained and cancelled by the Trustee in accordance with Section 2.11 hereof. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for or transferred to a Person who shall take delivery thereof in the form of a beneficial interest in another Global Note or for Definitive Notes, the principal amount of Notes represented by such Global Note shall be reduced accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depositary at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who shall take delivery thereof in the form of a beneficial interest in another Global Note, such other Global Note shall be increased accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depositary at the direction of the Trustee to reflect such increase.

(i) *General Provisions Relating to Transfers and Exchanges*.

(i) No service charge shall be made to a Holder of a beneficial interest in a Global Note or to a Holder of a Definitive Note for any registration of transfer or exchange, but the Issuer may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to Sections 2.7, 2.10, 7.5, 9.5 and 11.6 hereof).

(ii)   All Global Notes and Definitive Notes issued upon any registration of transfer or exchange of Global Notes or Definitive Notes shall be the valid obligations of the Issuer, evidencing the same Indebtedness, as the Global Notes or Definitive Notes surrendered upon such registration of transfer or exchange and shall be entitled to all of the benefits of this Indenture equally and proportionately with all other Notes duly issued hereunder.

(iii)   Neither the Registrar nor the Issuer shall be required (A) to issue, to register the transfer of or to exchange any Notes during a period beginning at the opening of business 15 days before the day of any selection of Notes for redemption under Section 3.2 hereof and ending at the close of business on the date of selection, (B) to register the transfer of or to exchange any Note so selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part or (C) to register the transfer of or to exchange a Note between a record date (including a Regular Record Date) and the next succeeding Interest Payment Date.

(iv)   Prior to due presentment for the registration of a transfer of any Note, the Trustee, any Agent and the Issuer may deem and treat the Person in whose name any Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of and interest on such Note and for all other purposes, in each case regardless of any notice to the contrary.

(v)   All certifications, certificates and Opinions of Counsel required to be submitted to the Registrar pursuant to this Section 2.6 to effect a registration of transfer or exchange may be submitted by facsimile.

(vi)   The Trustee is hereby authorized and directed to enter into a letter of representation with the Depositary in the form provided by the Issuer and to act in accordance with such letter.

(vii)   To permit registrations of transfers and exchanges, the Issuer shall execute, and the Trustee shall authenticate, Global Notes and Definitive Notes upon the Issuer's order or at the Registrar's request.

(viii)   The Registrar shall not be required to register the transfer of or exchange any Note selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part.

(ix)   The Trustee shall authenticate Global Notes and Definitive Notes in accordance with the provisions of Section 2.2 hereof.

Section 2.7   Replacement Notes.

If any mutilated Note is surrendered to the Trustee or the Issuer and the Trustee receives evidence to its satisfaction of the destruction, loss or theft of any Note, the Issuer shall issue and the Trustee, upon receipt of an Authentication Order in accordance with Section 2.2 hereof, shall authenticate a replacement Note. If required by the Trustee or the Issuer, the Holder of such Note shall provide indemnity sufficient, in the judgment of the Trustee or the Issuer, as

applicable, to protect the Issuer, the Trustee, any Agent and any Authenticating Agent from any loss that any of them may suffer in connection with such replacement. If required by the Issuer, such Holder shall reimburse the Issuer for its reasonable expenses in connection with such replacement.

Every replacement Note issued in accordance with this Section 2.7 shall be the valid obligation of the Issuer evidencing the same Indebtedness as the destroyed, lost or stolen Note and shall be entitled to all of the benefits of this Indenture equally and proportionately with all other Notes duly issued hereunder.

Section 2.8   Outstanding Notes.

(a)   The Notes Outstanding at any time shall be the entire principal amount of Notes represented by all the Global Notes and Definitive Notes authenticated by the Trustee except for those cancelled by it, those delivered to it for cancellation, those subject to reductions in beneficial interests effected by the Trustee in accordance with Section 2.6 hereof, and those described in this Section 2.8 as not Outstanding. Except as set forth in Section 2.9 hereof, a Note shall not cease to be Outstanding because the Issuer or an Affiliate of the Issuer holds the Note; provided, however, that Notes held by the Issuer or a Subsidiary of the Issuer shall be deemed not to be outstanding for purposes of Section 2.9 or 6.4 hereof.

(b)   If a Note is replaced pursuant to Section 2.7 hereof, it shall cease to be Outstanding unless the Trustee receives proof satisfactory to it that the replaced Note is held by a bona fide purchaser.

(c)   If the principal amount of any Note is considered paid under Section 3.1 hereof, it shall cease to be Outstanding and interest on it shall cease to accrue.

(d)   If the Paying Agent (other than the Issuer, a Subsidiary or an Affiliate of any thereof) holds, on a redemption date, a Purchase Date or maturity date, funds sufficient to pay Notes payable on that date, then on and after that date such Notes shall be deemed to be no longer Outstanding and shall cease to accrue interest.

Section 2.9   Treasury Notes.

In determining whether the Holders of the required principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by the Issuer or by any Affiliate of the Issuer shall be considered as though not Outstanding, except that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Notes that a Responsible Officer of the Trustee actually knows are so owned shall be so disregarded.

Section 2.10   Temporary Notes.

Until certificates representing Notes are ready for delivery, the Issuer may prepare and the Trustee, upon receipt of an Authentication Order in accordance with Section 2.2 hereof, shall authenticate temporary Notes. Temporary Notes shall be substantially in the form of Definitive Notes but may have variations that the Issuer considers appropriate for temporary

Notes and as shall be reasonably acceptable to the Trustee. Without unreasonable delay, the Issuer shall prepare and the Trustee shall authenticate Global Notes or Definitive Notes in exchange for temporary Notes, as applicable.

Holders of temporary Notes shall be entitled to all of the benefits of this Indenture equally and proportionately with all other Notes duly issued hereunder.

Section 2.11 Cancellation.

The Issuer at any time may deliver Notes to the Trustee for cancellation. The Registrar and Paying Agent shall forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment. Upon sole direction of the Issuer, the Trustee and no one else shall cancel all Notes surrendered for registration of transfer, exchange, payment, replacement or cancellation and shall dispose of such cancelled Notes in accordance with its customary procedures (subject to the record retention requirements of the Exchange Act or other applicable laws) unless the Issuer directs the Trustee in writing to be returned to them. The Issuer may not issue new Notes to replace Notes that it has paid or that have been delivered to the Trustee for cancellation.

Section 2.12 Defaulted Interest.

If the Issuer defaults in a payment of interest on the Notes, it shall pay the defaulted interest in any lawful manner plus, to the extent lawful, interest payable on the defaulted interest, to the Persons who are Holders on a subsequent special record date, in each case at the rate provided in the Notes. The Issuer shall notify the Trustee in writing of the amount of defaulted interest proposed to be paid on each Note and the date of the proposed payment. The Issuer shall fix or cause to be fixed each such special record date and payment date, provided that no such special record date shall be less than 10 days prior to the related payment date for such defaulted interest. At least 15 days before the special record date, the Issuer (or, upon the written request of the Issuer, the Trustee in the name and at the expense of the Issuer) shall mail or cause to be mailed to Holders a notice that states the special record date, the related payment date and the amount of such interest to be paid.

Section 2.13 CUSIP or ISIN Numbers.

The Issuer in issuing the Notes may use "CUSIP" and/or "ISIN" numbers (if then generally in use), and, if so, the Trustee shall use "CUSIP" and/or "ISIN" numbers in notices of redemption as a convenience to Holders; provided, however, that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Notes or as contained in any notice of a redemption or notice of an offer to purchase and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption or offer to purchase shall not be affected by any defect in or omission of such numbers. The Issuer shall promptly notify the Trustee of any change in the "CUSIP" and/or "ISIN" numbers.

Section 2.14 **Issuance of Additional Notes.**

The Issuer shall be entitled to issue Additional Notes under this Indenture which shall have identical terms as the Initial Notes issued on the date hereof, other than with respect to the date of issuance and issue price. The Initial Notes issued on the date hereof, any Additional Notes shall be treated as a single class for all purposes under this Indenture, including without limitation, directions, waivers, amendments, consents, redemptions and offers to purchase.

With respect to any Additional Notes, the Issuer shall set forth in a Board Resolution and an Officers' Certificate, a copy of each of which shall be delivered to the Trustee, the following information:

(a)   the aggregate principal amount of such Additional Notes to be authenticated and delivered pursuant to this Indenture;

(b)   the issue price, the issue date and the CUSIP and/or ISIN number of such Additional Notes; provided, however, that no Additional Notes may be issued at a price that would cause such Additional Notes to have "original issue discount" within the meaning of Section 1273 of the Code; and

(c)   whether such Additional Notes shall be subject to the restrictions on transfer set forth Section 2.6 hereof relating to Restricted Global Notes and Restricted Definitive Notes.

Section 2.15 **Record Date.**

The record date for purposes of determining the identity of Holders of Notes entitled to vote or consent to any action by vote or consent authorized or permitted under this Indenture shall be determined as provided for in Trust Indenture Act of 1939 § 316(c).

Section 2.16 **Place of Payment.**

As long as any Notes are outstanding, the Issuer shall maintain an office or agency in the Borough of Manhattan, the City of New York, where Notes may be presented for payment. The office of the Paying Agent in the Borough of Manhattan, the City of New York shall be one such office for this purpose.

ARTICLE THREE
COVENANTS OF THE ISSUER

Section 3.1 **Payment of Principal and Interest**

The Issuer covenants and agrees for the benefit of the Holders of the Notes that it will duly and punctually pay or cause to be paid the principal of, and interest on, each of the Notes at the place or places, at the respective times and in the manner provided in such Notes and in this Indenture. If any temporary Note provides that interest thereon may be paid while such Note is in temporary form, the interest on any such temporary Note shall be paid, only upon presentation of such Notes for notation thereon of the payment of such interest, in each case

subject to any restrictions that may be established pursuant to Article Two. The interest on Notes (together with any additional amounts payable pursuant to the terms of such Notes) shall be payable only to or upon the written order of the Holders thereof entitled thereto and, at the option of the Issuer, may be paid by wire transfer or by mailing checks for such interest payable to or upon the written order of such Holders at their last addresses as they appear on the registry books of the Issuer.

Section 3.2   **Appointment to Fill a Vacancy in Office of Trustee.**

The Issuer, whenever necessary to avoid or fill a vacancy in the office of Trustee, will appoint, in the manner provided in Section 5.9, a Trustee, so that there shall at all times be a Trustee with respect to the Notes.

Section 3.3   **Written Statement to Trustee.**

The Issuer will furnish to the Trustee on or before January 31 in each year (beginning with January 31, 2009) a brief certificate (which need not comply with Section 10.5) from the principal executive, financial or accounting officer of the Issuer as to his or her knowledge of the Issuer's compliance with all conditions and covenants under the Indenture (such compliance to be determined without regard to any period of grace or requirement of notice provided under the Indenture).

Section 3.4   **Limitations upon Liens.**

After the date hereof and so long as any Notes are Outstanding, the Issuer will not, and will not permit any Subsidiary to, issue, assume or guarantee any Indebtedness secured by a mortgage, pledge, lien, security interest or encumbrance (any mortgage, pledge, lien, security interest or encumbrance being hereinafter in this Article referred to as a "mortgage" or "mortgages" or as a "lien" or "liens") of, or upon, any property of the Issuer or of any Subsidiary, without effectively providing that the Notes shall be equally and ratably secured with such Indebtedness; provided, however, that the foregoing restriction shall not apply to:

(a)   Any purchase money mortgage created by the Issuer or a Subsidiary to secure all or part of the purchase price of any property (or to secure a loan made to enable the Issuer or a Subsidiary to acquire the property described in such mortgage), provided that the principal amount of the Indebtedness secured by any such mortgage, together with all other Indebtedness secured by a mortgage on such property, shall not exceed the purchase price of the property acquired;

(b)   Any mortgage existing on any property at the time of the acquisition thereof by the Issuer or a Subsidiary whether or not assumed by the Issuer or a Subsidiary, and any mortgage on any property acquired or constructed by the Issuer or a Subsidiary and created not later than 12 months after (i) completion of such acquisition or construction or (ii) commencement of full operation of such property, whichever is later; provided that, if assumed or created by the Issuer or a Subsidiary, the principal amount of the Indebtedness secured by such mortgage, together with all other Indebtedness secured by a mortgage on such property,

shall not exceed the purchase price of the property acquired or the cost of the property constructed;

(c)   Any mortgage created or assumed by the Issuer or a Subsidiary on any contract for the sale of any product or service or any rights thereunder or any proceeds therefrom, including accounts and other receivables, related to the operation or use of any property acquired or constructed by the Issuer or a Subsidiary and created not later than 12 months after (i) such acquisition or completion of such construction or (ii) commencement of full operation of such property, whichever is later;

(d)   Any mortgage existing on any property of a Subsidiary at the time it becomes a Subsidiary and any mortgage on property existing at the time of acquisition thereof,

(e)   Any refunding or extension of maturity, in whole or in part, of any mortgage created or assumed in accordance with the provisions of subdivision (a), (b), (c) or (d) above or (j), (p), or (y) below, provided that the principal amount of the Indebtedness secured by such refunding mortgage or extended mortgage shall not exceed the principal amount of the Indebtedness secured by the mortgage to be refunded or extended outstanding at the time of such refunding or extension and that such refunding mortgage or extended mortgage shall be limited in lien to the same property that secured the mortgage so refunded or extended;

(f)   Any mortgage created or assumed by the Issuer or a Subsidiary to secure loans to the Issuer or a Subsidiary maturing within 12 months of the date of creation thereof and not renewable or extendible by the terms thereof at the option of the obligor beyond such 12 months, and made in the ordinary course of business;

(g)   Mechanics' or materialmen's liens or any lien or charge arising by reason of pledges or deposits to secure payment of workmen's compensation or other insurance, good faith deposits in connection with tenders or leases of real estate, bids or contracts (other than contracts for the payment of money), deposits to secure public or statutory obligations, deposits to secure or in lieu of surety, stay or appeal bonds and deposits as security for the payment of taxes or assessments or other similar charges;

(h)   Any mortgage arising by reason of deposits with or the giving of any form of security to any governmental agency or any body created or approved by law or governmental regulation for any purpose at any time as required by law or governmental regulation as a condition to the transaction of any business or the exercise of any privilege or license, or to enable the Issuer or a Subsidiary to maintain self-insurance or to participate in any fund for liability on any insurance risks or in connection with workmen's compensation, unemployment insurance, old age pensions or other social security or to share in the privileges or benefits required for companies participating in such arrangements;

(i)   Mortgages upon rights-of-way;

(j)   Undetermined mortgages and charges incidental to construction or maintenance;

(k)   The right reserved to, or vested in, any municipality or governmental or other public authority or railroad by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to terminate or to require annual or other periodic payments as a condition to the continuance of such right, power, franchise, grant, license or permit;

(l)   The lien of taxes and assessments which are not at the time delinquent;

(m)   The lien of specified taxes and assessments which are delinquent but the validity of which is being contested in good faith at the time by the Issuer or a Subsidiary;

(n)   The lien reserved in leases for rent and for compliance with the terms of the lease in the case of leasehold estates;

(o)   Defects and irregularities in the titles to any property (including rights-of-way and easements) which are not material to the business of the Issuer and its Subsidiaries considered as a whole;

(p)   Any mortgages securing Indebtedness neither assumed nor guaranteed by the Issuer or a Subsidiary nor on which it customarily pays interest, existing upon real estate or rights in or relating to real estate (including rights-of-way and easements) acquired by the Issuer or a Subsidiary, which mortgages do not materially impair the use of such property for the purposes for which it is held by the Issuer or such Subsidiary;

(q)   Easements, exceptions or reservations in any property of the Issuer or a Subsidiary granted or reserved for the purpose of pipelines, roads, telecommunication equipment and cable, streets, alleys, highways, railroad purposes, the removal of oil, gas, coal or other minerals or timber, and other like purposes, or for the joint or common use of real property, facilities and equipment, which do not materially impair the use of such property for the purposes for which it is held by the Issuer or such Subsidiary;

(r)   Rights reserved to or vested in any municipality or public authority to control or regulate any property of the Issuer or a Subsidiary, or to use such property in any manner which does not materially impair the use of such property for the purposes for which it is held by the Issuer or such Subsidiary;

(s)   Any obligations or duties, affecting the property of the Issuer or a Subsidiary, to any municipality or public authority with respect to any franchise, grant, license or permit;

(t)   The liens of any judgments in an aggregate amount not in excess of $2,000,000 or the lien of any judgment the execution of which has been stayed or which has been appealed and secured, if necessary, by the filing of an appeal bond;

(u)   Zoning laws and ordinances;

(v)   Any mortgage existing on any office equipment, data processing equipment (including computer and computer peripheral equipment) or transportation equipment (including motor vehicles, aircraft and marine vessels);

(w)   Leases now or hereafter existing and any renewals or extensions thereof;

(x)   Any lien on inventory and receivables incurred in the ordinary course of business to secure Indebtedness incurred for working capital purposes including liens incurred in connection with a sale of receivables; and

(y)   Any mortgage not permitted by clauses (a) through (x) above if at the time of, and after giving effect to, the creation or assumption of any such mortgage, the aggregate of all Indebtedness of the Issuer and its Subsidiaries secured by all such mortgages not so permitted by clauses (a) through (x) above do not exceed 10% of Consolidated Net Tangible Assets.

In the event that the Issuer or a Subsidiary shall hereafter secure the Notes equally and ratably with any other obligation or Indebtedness pursuant to the provisions of this Section 3.6, the Trustee is hereby authorized to enter into an indenture supplemental hereto and to take such action, if any, as it may deem advisable to enable it to enforce effectively the rights of the Holders of the Notes so secured, equally and ratably with such other obligation or Indebtedness.

Subject to the provisions of Section 5.1, the Trustee, at its request, may receive an Opinion of Counsel as conclusive evidence that any such supplemental indenture or steps taken to secure the Notes equally and ratably comply with the provisions of this Section.

Section 3.5   Limitation on Sale and Leaseback Transactions.

The Issuer agrees that it will not, and will not permit any Subsidiary to, enter into any arrangement with any Person providing for the leasing by the Issuer or a Subsidiary of any Principal Property, acquired or placed into service more than 180 days prior to such arrangement (except for leases of three years or less), whereby such property has been or is to be sold or transferred by the Issuer or any Subsidiary to such Person (herein referred to as a "Sale and Lease-Back Transaction"), unless:

(i)   the Issuer or any Subsidiary would, at the time of entering into a Sale and Lease-Back Transaction, be entitled to incur Indebtedness secured by a mortgage on the property to be leased in an amount at least equal to the Attributable Debt in respect of such transaction without equally and ratably securing the Notes pursuant to Section 3.4 hereof; or

(ii)   the Issuer shall covenant that it will apply or cause to be applied an amount equal to the net proceeds from the sale of the Principal Property so leased to the retirement (other than any mandatory retirement) of its Funded Indebtedness within 90 days of the effective date of any such Sale and Lease Back Transaction, provided that the amount to be applied to the retirement of Funded Indebtedness of the Issuer shall be reduced by (i) the principal amount of any Notes delivered by the Issuer to the Trustee within 90 days after such Sale and Lease-Back Transaction for retirement and cancellation, and (ii) the principal amount of Funded Indebtedness, other than Notes, voluntarily retired by the Issuer within 90 days following such Sale and Lease-Back Transaction, provided, further, that the covenant contained in this Section shall not apply

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to, and there shall be excluded from Attributable Debt in any computation under this Section, Attributable Debt with respect to any Sale and Lease-Back Transaction if:

> (A) such Sale and Lease-Back Transaction is entered into in connection with transactions which are part of an industrial development or pollution control financing, or

> (B) the only parties involved in such Sale and Lease-Back Transaction are the Issuer and any Subsidiary or any Subsidiaries.

Notwithstanding these restrictions on Sale and Lease-Back Transaction, the Issuer and its Subsidiaries may enter into, create, assume and suffer to exist Sale and Lease-Back Transactions, not otherwise permitted hereby, if at the time of, and after giving effect to, such Sale and Lease-Back Transaction, the total consolidated Attributable Debt of the Issuer and its Subsidiaries does not exceed 10% of Consolidated Net Tangible Assets.

Section 3.6 **Holders Lists.**

If and so long as the Trustee shall not be the Registrar for the Notes, the Issuer will furnish or cause to be furnished to the Trustee a list in such form as the Trustee may reasonably require of the names and addresses of the holders of the Notes pursuant to § 312 of the Trust Indenture Act of 1939 (a) semi-annually not more than 15 days after each record date for the payment of interest on such Notes, as hereinabove specified, as of such record date and on dates to be determined pursuant to Section 2.5 for non-interest bearing securities in each year, and (b) at such other times as the Trustee may request in writing, within thirty days after receipt by the Issuer of any such request as of a date not more than 15 days prior to the time such information is furnished.

Section 3.7 **Reports by the Issuer.**

The Issuer covenants to file with the Trustee and Holders of Notes with (1) the information regarding our business required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act and (2) within 90 days after the end of each fiscal year, audited balance sheets as of the end of the two most recent fiscal years and audited statements of income and cash flows for each of the three fiscal years preceding the date of the most recent balance sheet, and within 60 days of the end of each of the first three fiscal quarters, unaudited, unaudited interim balance sheets as of the end of the most recent fiscal quarter and unaudited interim statements of income and cash flows for the period between the latest audited balance sheet and the most recent interim balance sheet provided, and for the corresponding period of the preceding fiscal year.

Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company's compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers' Certificates).

Section 3.8   Reports by the Trustee.

Any Trustee's report required under § 313(a) of the Trust Indenture Act of 1939 shall be transmitted on or before May 15 in each year following the date hereof, so long as any Notes are Outstanding hereunder, and shall be dated as of a date convenient to the Trustee no more than 60 nor less than 45 days prior thereto.

ARTICLE FOUR
DEFAULTS AND REMEDIES

Section 4.1   Event of Default Defined, Acceleration of Maturity, Waiver of Default.

"Event of Default" wherever used herein, means each one of the following events which shall have occurred and be continuing (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(a)   default in the payment of any installment of interest upon any of the Notes as and when the same shall become due and payable, and continuance of such default for a period of 30 days; or

(b)   default in the payment of all or any part of the principal on any of the Notes as and when the same shall become due and payable either at maturity, upon any redemption, by declaration or otherwise; or

(c)   default in the performance, or breach, of any covenant or warranty of the Issuer in respect of the Notes and continuance of such default or breach for a period of 60 days (or 180 days in the case of a Reporting Failure) after there has been given, by registered or certified mail, to the Issuer by the Trustee or to the Issuer and the Trustee by the Holders of at least 25% in aggregate principal amount of the Outstanding Notes, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" hereunder; or

(d)   either (1) default in payment of any Indebtedness of the Issuer or any Subsidiary of the Issuer within any applicable grace period after final maturity or (2) the acceleration of Indebtedness of the Issuer or any Subsidiary of the Issuer by the holders thereof because of a default and, in either case, the total amount of the Indebtedness unpaid or accelerated exceeds $25.0 million; or

(e)   the entry of a decree or order by a court having jurisdiction in the premises adjudging the Issuer or any Significant Subsidiary as bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Issuer or any Significant Subsidiary under the federal bankruptcy law or any other applicable federal or state law, or appointing a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Issuer or any Significant Subsidiary or for any substantial part of its property, or ordering the winding up or liquidation of the affairs of the Issuer or any

Significant Subsidiary, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days; or

(f)   the institution by the Issuer or any Significant Subsidiary of proceedings to be adjudicated as bankrupt or insolvent or the consent by the Issuer or any Significant Subsidiary to the institution of bankruptcy or insolvency proceedings against it, or the filing by the Issuer or any Significant Subsidiary of a petition or answer or consent seeking reorganization or relief under the federal bankruptcy law or any other applicable federal or state law, or the consent by the Issuer or any Significant Subsidiary to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Issuer or any Significant Subsidiary or for any substantial part of its property, or the making by the Issuer or any Significant Subsidiary of any general assignment for the benefit of creditors;

provided, however, that the occurrence of any of the events described in the foregoing clause (c) shall not constitute an Event of Default if such occurrence is the result of changes in generally accepted accounting principles as recognized by the American Institute of Certified Public Accountants at the date as of which this Indenture is executed and a certificate to such effect is delivered to the Trustee by the Issuer's independent public accountants.

If an Event of Default described in clauses (a), (b), (c) or (d) above occurs and is continuing, then, and in each and every such case, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the Notes then Outstanding hereunder, by notice in writing to the Issuer (and to the Trustee if given by the Holders), may declare the entire principal and the interest accrued thereon, if any, to be due and payable immediately, and upon any such declaration, the same shall become immediately due and payable. If an Event of Default described in clause (e) or (f) occurs and is continuing, then and in each and every such case, unless the principal of all the Notes shall have already become due and payable, the entire principal of all of the Notes then Outstanding, and interest accrued thereon, if any, will become immediately due and payable without any declaration of acceleration or other act on the part of the Trustee or any Holders.

The foregoing provisions, however, are subject to the condition that if, at any time after the principal of the Notes shall have been so declared due and payable or become automatically due and payable, and before any judgment or decree for the payment of the moneys due shall have been obtained or entered as hereinafter provided, the Issuer shall pay or shall deposit with the Trustee a sum sufficient to pay all matured installments of interest upon all the Notes and the principal of all Notes which shall have become due otherwise than by acceleration (with interest upon such principal and, to the extent that payment of such interest is enforceable under applicable law, on overdue installments of interest, at the same rate as the rate of interest specified in the Notes to the date of such payment or deposit) and such amount as shall be sufficient to cover reasonable compensation to the Trustee and each predecessor Trustee and their agents, attorneys and counsel, and all other expenses and liabilities incurred, and all advances made, by the Trustee and each predecessor Trustee except as a result of negligence or bad faith, and if any and all Events of Default under this Indenture, other than the non-payment of the principal of Notes which shall have become due by acceleration, shall have been cured, waived or otherwise remedied as provided herein, then and in every such case the Holders of a majority in aggregate principal amount of all the Notes then Outstanding, by written notice to the

Issuer and to the Trustee, may waive all defaults with respect to the Notes, and rescind and annul such declaration and its consequences, but no such waiver or rescission and annulment shall extend to or shall affect any subsequent default or shall impair any right consequent thereon.

Section 4.2   Collection of Indebtedness by Trustee; Trustee May Prove Debt.

The Issuer covenants that (a) in case default shall be made in the payment of any installment of interest on any of the Notes when such interest shall have become due and payable, and such default shall have continued for a period of 30 days or (b) in case default shall be made in the payment of all or any part of the principal of any of the Notes when the same shall have become due and payable, whether upon maturity of the Notes or upon any redemption or by declaration or otherwise, then upon demand of the Trustee, the Issuer will pay to the Trustee for the benefit of the Holders of the Notes the whole amount that then shall have become due and payable on all Notes, for principal or interest, as the case may be (with interest to the date of such payment upon the overdue principal and, to the extent that payment of such interest is enforceable under applicable law, on overdue installments of interest at the same rate as the rate of interest; and in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including reasonable compensation to the Trustee and each predecessor Trustee, their respective agents, attorneys and counsel, and any expenses and liabilities incurred, and all advances made, by the Trustee and each predecessor Trustee except as a result of its negligence or bad faith.

Until such demand is made by the Trustee, the Issuer may pay the principal of and interest on the Notes to the registered Holders, whether or not the principal of and interest on Notes be overdue.

In case the Issuer shall fail forthwith to pay such amounts upon such demand, the Trustee, in its own name and as trustee of an express trust, shall be entitled and empowered to institute any action or proceedings at law or in equity for the collection of the sums so due and unpaid, and may prosecute any such action or proceedings to judgment or final decree, and may enforce any such judgment or final decree against the Issuer or other obligor upon the Notes and collect in the manner provided by law out of the property of the Issuer or other obligor upon the Notes, wherever situated, the moneys adjudged or decreed to be payable.

In case there shall be pending proceedings relative to the Issuer or any other obligor upon the Notes under Title 11 of the United States Code or any other applicable federal or state bankruptcy, insolvency or other similar law, or in case a receiver, assignee or trustee in bankruptcy or reorganization, liquidator, sequestrator or similar official shall have been appointed for or taken possession of the Issuer or its property or such other obligor, or in case of any other comparable judicial proceedings relative to the Issuer or other obligor upon the Notes, or to the creditors or property of the Issuer or such other obligor, the Trustee, irrespective of whether the principal of the Notes shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand pursuant to the provisions of this Section, shall be entitled and empowered, by intervention in such proceedings or otherwise:

(a)   to file and prove a claim or claims for the whole amount of principal and interest owing and unpaid in respect of the Notes and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for reasonable compensation to the Trustee and each predecessor Trustee, and their respective agents, attorneys and counsel, and for reimbursement of all expenses and liabilities incurred, and all advances made, by the Trustee and each predecessor Trustee, except as a result of negligence or bad faith) and of the Holders allowed in any judicial proceedings relative to the Issuer or other obligor upon the Notes, or to the creditors or property of the Issuer or such other obligor,

(b)   unless prohibited by applicable law and regulations, to vote on behalf of the Holders of the Notes in any election of a trustee or a standby trustee in arrangement, reorganization, liquidation or other bankruptcy or insolvency proceedings or Person performing similar functions in comparable proceedings, and

(c)   to collect and receive any moneys or other property payable or deliverable on any such claims, and to distribute all amounts received with respect to the claims of the Holders and of the Trustee on their behalf, and any trustee, receiver, or liquidator, custodian or other similar official is hereby authorized by each of the Holders to make payments to the Trustee, and, in the event that the Trustee shall consent to the making of payments directly to the Holders, to pay to the Trustee such amounts as shall be sufficient to cover reasonable compensation to the Trustee, each predecessor Trustee and their respective agents, attorneys and counsel, and all other expenses and liabilities incurred, and all advances made, by the Trustee and each predecessor Trustee except as a result of negligence or bad faith.

Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or vote for or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes of any series or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding except, as aforesaid, to vote for the election of a trustee in bankruptcy or similar Person.

All rights of action and of asserting claims under this Indenture, or under any of the Notes may be enforced by the Trustee without the possession of any of the Notes or the production thereof in any trial or other proceedings relative thereto, and any such action or proceedings instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment, subject to the payment of the expenses, disbursements and compensation of the Trustee, each predecessor Trustee and their respective agents and attorneys, shall be for the ratable benefit of the Holders of the Notes in respect of which such action was taken.

In any proceedings brought by the Trustee (and also any proceedings involving the interpretation of any provision of this Indenture to which the Trustee shall be a party) the Trustee shall be held to represent all the Holders of the Notes in respect to which such action was taken, and it shall not be necessary to make any Holders of such Notes parties to any such proceedings.

Section 4.3   Application of Proceeds.

Any moneys collected by the Trustee pursuant to this Article in respect of any series shall be applied in the following order at the date or dates fixed by the Trustee and, in case of the distribution of such moneys on account of principal or interest, upon presentation of the several Notes in respect of which monies have been collected and stamping (or otherwise noting) thereon the payment, or issuing Notes in reduced principal amounts in exchange for the presented Notes if only partially paid, or upon surrender thereof if fully paid:

FIRST: To the payment of costs and expenses in respect of which monies have been collected, including reasonable compensation to the Trustee and each predecessor Trustee and their respective agents and attorneys and of all expenses and liabilities incurred, and all advances made, by the Trustee and each predecessor Trustee except as a result of negligence or bad faith;

SECOND: In case the principal of the Notes in respect of which moneys have been collected shall not have become and be then due and payable, to the payment of interest on the Notes in default in the order of the maturity of the installments of such interest, with interest (to the extent that such interest has been collected by the Trustee) upon the overdue installments of interest at the same rate as the rate of interest specified in such Notes, such payments to be made ratably to the Persons entitled thereto, without discrimination or preference;

THIRD: In case the principal of the Notes in respect of which moneys have been collected shall have become and shall be then due and payable, to the payment of the whole amount then owing and unpaid upon all the Notes for principal and interest, with interest upon the overdue principal, and (to the extent that such interest has been collected by the Trustee) upon overdue installments of interest at the same rate as the rate of interest specified in the Notes; and in case such moneys shall be insufficient to pay in full the whole amount so due and unpaid upon the Notes, then to the payment of such principal and interest, without preference or priority of principal over interest, or of interest over principal, or of any installment of interest over any other installment of interest, or of any Note over any other Note, ratably to the aggregate of such principal and accrued and unpaid interest; and

FOURTH: To the payment of the remainder, if any, to the Issuer.

Section 4.4   Suits for Enforcement.

In case an Event of Default has occurred, has not been waived and is continuing, the Trustee may in its discretion proceed to protect and enforce the rights vested in it by this Indenture by such appropriate judicial proceedings as the Trustee shall deem necessary to protect and enforce any of such rights, either at law or in equity or in bankruptcy or otherwise, whether for the specific enforcement of any covenant or agreement contained in this Indenture or in aid of the exercise of any power granted in this Indenture or to enforce any other legal or equitable right vested in the Trustee by this Indenture or by law.

Section 4.5 **Restoration of Rights on Abandonment of Proceedings.**

In case the Trustee shall have proceeded to enforce any right under this Indenture and such proceedings shall have been discontinued or abandoned for any reason, or shall have been determined adversely to the Trustee, then and in every such case the Issuer and the Trustee shall be restored respectively to their former positions and rights hereunder, and all rights, remedies and powers of the Issuer, the Trustee and the Holders shall continue as though no such proceedings had been taken.

Section 4.6 **Limitations on Suits by Holders.**

No Holder of any Note shall have any right by virtue or by availing of any provision of this Indenture to institute any action or proceeding at law or in equity or in bankruptcy or otherwise upon or under or with respect to this Indenture, or for the appointment of a trustee, receiver, liquidator, custodian or other similar official or for any other remedy hereunder, unless such Holder previously shall have given to the Trustee written notice of default and of the continuance thereof, as hereinbefore provided, and unless also the Holders of not less than 25% in aggregate principal amount of the Notes shall have made written request upon the Trustee to institute such action or proceedings in its own name as Trustee hereunder and shall have offered to the Trustee such indemnity reasonably satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby and the Trustee for 60 days after its receipt of such notice, request and offer of indemnity shall have failed to institute any such action or proceeding and no direction inconsistent with such written request shall have been given to the Trustee pursuant to Section 4.9; it being understood and intended, and being expressly covenanted by the taker and Holder of every Note with every other taker and Holder and the Trustee, that no one or more Holders of Notes shall have any right in any manner whatever by virtue or by availing of any provision of this Indenture to affect, disturb or prejudice the rights of any other such Holder of Notes, or to obtain or seek to obtain priority over or preference to any other such Holder or to enforce any right under this Indenture, except in the manner herein provided and for the equal, ratable and common benefit of all Holders of Notes. For the protection and enforcement of the provisions of this Section, each and every Holder and the Trustee shall be entitled to such relief as can be given either at law or in equity.

Section 4.7 **Unconditional Right of Holders to Institute Certain Suits.**

Notwithstanding any other provision in this Indenture and any provision of any Note, the right of any Holder of any Note to receive payment of the principal of and interest on such Note on or after the respective due dates expressed or provided for in such Note, or to institute suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder.

Section 4.8 **Powers and Remedies Cumulative; Delay or Omission Not Waiver of Default.**

Except as provided in Section 4.6, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders of Notes is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or

in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

No delay or omission of the Trustee or of any Holder of Notes to exercise any right or power accruing upon any Event of Default occurring and continuing as aforesaid shall impair any such right or power or shall be construed to be a waiver of any such Event of Default or an acquiescence therein; and, subject to Section 4.6, every power and remedy given by this Indenture or by law to the Trustee or to the Holders of Notes may be exercised from time to time, and as often as shall be deemed expedient, by the Trustee or by the Holders of Notes.

Section 4.9 __Control by Holders of Notes.__

The Holders of a majority in aggregate principal amount of the Notes at the time Outstanding shall have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee with respect to the Notes by this Indenture; provided that such direction shall not be otherwise than in accordance with law and the provisions of this Indenture and provided further that (subject to the provisions of Section 5.1) the Trustee shall have the right to decline to follow any such direction if the Trustee, being advised by counsel, shall determine that the action or proceeding so directed may not lawfully be taken or if the Trustee in good faith by its board of directors, the executive committee, or a trust committee of directors or Responsible Officers of the Trustee shall determine that the action or proceedings so directed would involve the Trustee in personal liability or if the Trustee in good faith shall so determine that the actions or forbearances specified in or pursuant to such direction would be unduly prejudicial to the interests of Holders of the Notes of all series so affected not joining in the giving of said direction, it being understood that (subject to Section 5.1) the Trustee shall have no duty to ascertain whether or not such actions or forbearances are unduly prejudicial to such Holders.

Nothing in this Indenture shall impair the right of the Trustee in its discretion to take any action deemed proper by the Trustee and which is not inconsistent with such direction or directions by Holders.

Section 4.10 __Waiver of Past Defaults.__

Prior to the acceleration of the maturity of any Notes as provided in Section 4.1, the Holders of a majority in aggregate principal amount of the Notes at the time Outstanding with respect to which an Event of Default shall have occurred and be continuing may on behalf of the Holders of all such Notes waive any past default or Event of Default described in Section 4.1 and its consequences, except a default in respect of a covenant or provision hereof which cannot be modified or amended without the consent of the Holder of each Note affected. In the case of any such waiver, the Issuer, the Trustee and the Holders of all such Notes shall be restored to their former positions and rights hereunder, respectively; but no such waiver shall extend to any subsequent or other default or impair any right consequent thereon.

Upon any such waiver, such default shall cease to exist and be deemed to have been cured and not to have occurred, and any Event of Default arising therefrom shall be deemed

to have been cured, and not to have occurred for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other default or Event of Default or impair any right consequent thereon.

Section 4.11   **Trustee to Give Notice of Default, But May Withhold in Certain Circumstances.**

The Trustee shall, within 90 days after the occurrence of a Default with respect to the Notes, give notice of all Defaults known to the Trustee to all Holders of Notes in the manner and to the extent provided in § 313(c) of the Trust Indenture Act of 1939, unless in each case such Defaults shall have been cured before the mailing of such notice; provided that, except in the case of default in the payment of the principal of or interest on any of the Notes, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee, or a trust committee of directors or trustees and/or Responsible Officers of the Trustee in good faith determines that the withholding of such notice is in the interests of the Holders.

Section 4.12   **Right of Court to Require Filing of Undertaking to Pay Costs.**

All parties to this Indenture agree, and each Holder of any Note by its acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys' fees and expenses, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this Section shall not apply to any suit instituted by the Trustee, to any suit instituted by any Holder or group of Holders holding in the aggregate more than 10% in aggregate principal amount of the Notes, or, in the case of any suit relating to or arising under clause (c) or (f) of Section 4.1, or to any suit instituted by any Holder for the enforcement of the payment of the principal of or interest on any Note on or after the due date expressed in such Note or any date fixed for redemption.

ARTICLE FIVE
CONCERNING THE TRUSTEE

Section 5.1   **Duties and Responsibilities of the Trustee; During, Default; Prior to Default.**

With respect to the Holders of Notes issued hereunder, the Trustee, prior to the occurrence of an Event of Default with respect to the Notes and after the curing or waiving of all Events of Default which may have occurred, undertakes to perform such duties and only such duties as are specifically set forth in this Indenture. In case an Event of Default with respect to the Notes has occurred (which has not been cured or waived) the Trustee shall exercise with respect to the Notes such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

No provision of this Indenture shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act or its own willful misconduct, except that

(a)   prior to the occurrence of an Event of Default with respect to the Notes and after the curing or waiving of all such Events of Default with respect to which may have occurred:

(i)   the duties and obligations of the Trustee with respect to the Notes of any series shall be determined solely by the express provisions of this Indenture, and the Trustee shall not be liable except for the performance of such duties and obligations as are specifically set forth in this Indenture, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(ii)   in the absence of bad faith on the part of the Trustee, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any statements, certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but in the case of any such statements, certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein);

(b)   the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer or Responsible Officers of the Trustee, unless it shall be proved that the Trustee was negligent in ascertaining the pertinent facts; and

(c)   the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Holders pursuant to Section 4.9 relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture.

None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur personal financial liability in the performance of any of its duties or in the exercise of any of its rights or powers, if there shall be reasonable ground for believing that the repayment of such funds or adequate indemnity against such liability is not reasonably assured to it.

The provisions of this Section 5.1 are in furtherance of and subject to §§ 315 and 316 of the Trust Indenture Act of 1939.

Section 5.2   Certain Rights of Trustee.

In furtherance of and subject to the Trust Indenture Act of 1939, and subject to Section 5.1:

(a)   the Trustee may conclusively rely and shall be fully protected in acting or refraining from acting upon any resolution, Officers' Certificate or any other certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture, note, Note or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b)   any request, direction, order or demand of the Issuer mentioned herein shall be sufficiently evidenced by an Officers' Certificate (unless other evidence in respect thereof be herein specifically prescribed); and any resolution of the Board of Directors may be evidenced to the Trustee by a copy thereof certified by the secretary or an assistant secretary of the Issuer;

(c)   the Trustee may consult with counsel of its selection and any advice or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted to be taken by it hereunder in good faith and in reliance thereon in accordance with such advice or Opinion of Counsel;

(d)   the Trustee shall be under no obligation to exercise any of the trusts or powers vested in it by this Indenture at the request, order or direction of any of the Holders pursuant to the provisions of this Indenture, unless such Holders shall have offered to the Trustee security or indemnity reasonably satisfactory to it against the costs, expenses and liabilities which might be incurred therein or thereby,

(e)   the Trustee shall not be liable for any action taken or omitted by it in good faith and believed by it to be authorized or within the discretion, rights or powers conferred upon it by this Indenture;

(f)   prior to the occurrence of an Event of Default hereunder and after the curing or waiving of all Events of Default, the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, appraisal, bond, debenture, note, Note, or other paper or document unless requested in writing so to do by the Holders of not less than a majority in aggregate principal amount of the Notes then Outstanding; provided that, if the payment within a reasonable time to the Trustee of the costs, expenses or liabilities likely to be incurred by it in the making of such investigation is, in the opinion of the Trustee, not reasonably assured to the Trustee by the security afforded to it by the terms of this Indenture, the Trustee may require reasonable indemnity against such expenses or liabilities as a condition to proceeding; the reasonable expenses of every such investigation shall be paid by the Issuer or, if paid by the Trustee or any predecessor Trustee, shall be repaid by the Issuer upon demand;

(g)   the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys not regularly in its employ and the Trustee shall not be responsible for any misconduct or negligence on the part of any such agent or attorney appointed with due care by it hereunder.

(h)   in no event shall the Trustee be responsible or liable for special, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of

profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action;

(i)   the Trustee shall not be deemed to have notice of any Default or Event of Default unless a Responsible Officer of the Trustee has actual knowledge thereof or unless written notice of any event which is in fact such a default is received by the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Notes and this Indenture;

(j)   the rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each agent, custodian and other Person employed to act hereunder; and

(k)   the Trustee may request that the Issuer deliver an Officers' Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officers' Certificate may be signed by any person authorized to sign an Officers' Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded.

Section 5.3   Trustee Not Responsible for Recitals Disposition of Notes or Applications of Proceeds Thereof.

The recitals contained herein and in the Notes, except the Trustee's certificates of authentication, shall be taken as the statements of the Issuer, and the Trustee assumes no responsibility for the correctness of the same. The Trustee makes no representation as to the validity or sufficiency of this Indenture or of the Notes, except that the Trustee represents that it is duly authorized to execute and deliver this Indenture, authenticate the Notes and perform all its obligations hereunder. The Trustee shall not be accountable for the use or application by the Issuer of any of the Notes or of the proceeds thereof.

Section 5.4   Trustee and Agents May Hold Notes, Collections etc.

The Trustee or any agent of the Issuer or the Trustee, in its individual or any other capacity, may become the owner or pledgee of Notes with the same rights it would have if it were not the Trustee or such agent and may otherwise deal with the Issuer and receive, collect, hold and retain collections from the Issuer with the same rights it would have if it were not the Trustee or such agent.

Section 5.5   Moneys Held by Trustee.

Subject to the provisions of Section 9.4 hereof, all moneys received by the Trustee shall, until used or applied as herein provided, be held in trust for the purposes for which they were received, but need not be segregated from other funds except to the extent required by mandatory provisions of law. Neither the Trustee nor any agent of the Issuer or the Trustee shall be under any liability for interest on any moneys received by it hereunder.

Section 5.6   Compensation and Indemnification of Trustee and Its Prior Claim.

The Issuer covenants and agrees to pay to the Trustee from time to time, and the Trustee shall be entitled to, such compensation as shall be agreed upon in writing (which shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust) and the Issuer covenants and agrees to pay or reimburse the Trustee and each predecessor Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by or on behalf of it in accordance with any of the provisions of this Indenture (including the reasonable compensation and the expenses and disbursements of its counsel and of all agents and other persons not regularly in its employ) except any such expense, disbursement or advance as shall have been determined to have been caused by its own negligence or willful misconduct. The Issuer also covenants to indemnify the Trustee and each predecessor Trustee for, and to hold it harmless against, any and all loss, liability, claim, damage or expense, including taxes (other than those based on or measured by the income of the Trustee) incurred without negligence or willful misconduct on its part, arising out of or in connection with the acceptance or administration of this Indenture or the trusts hereunder and its duties hereunder, including the costs and expenses of defending itself against or investigating any claim of liability (whether asserted by the Issuer, any Holder or any other Person) in the premises. The obligations of the Issuer under this Section to compensate and indemnify the Trustee and each predecessor Trustee and to pay or reimburse the Trustee and each predecessor Trustee for expenses, disbursements and advances shall constitute additional indebtedness hereunder and shall survive the satisfaction and discharge of this Indenture or the resignation or removal of the Trustee. Such additional indebtedness shall be a senior claim to that of the Notes upon all property and funds held or collected by the Trustee as such, except funds held in trust for the benefit of the Holders of particular Notes, and the Notes are hereby subordinated to such senior claim. When the Trustee incurs expenses or renders services in connection with an Event of Default specified in Section 4.1(d) or 4.1(e), the expenses (including the reasonable charges and expenses of its counsel) and the compensation for the services are intended to constitute expenses of administration under any applicable Federal or state bankruptcy, insolvency or other similar law.

Section 5.7   Right of Trustee to Rely on Officers' Certificate.

Subject to Sections 5.1 and 5.2, whenever in the administration of the trusts of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or suffering or omitting any action hereunder, such matter (unless other evidence in respect thereof be herein specifically prescribed) may, in the absence of negligence or bad faith on the part of the Trustee, be deemed to be conclusively proved and established by an Officers' Certificate delivered to the Trustee, and such certificate, in the absence of negligence or willful misconduct on the part of the Trustee, shall be full warrant to the Trustee for any action taken, suffered or omitted by it under the provisions of this Indenture upon the faith thereof.

Section 5.8   Persons Eligible for Appointment as Trustee.

The Trustee shall at all times be a corporation organized and doing business under the laws of the United States of America or of any state or the District of Columbia having a combined capital and surplus of at least $50,000,000, and which is eligible in accordance with

the provisions of § 310(a) of the Trust Indenture Act of 1939. If such corporation publishes reports of condition at least annually, pursuant to law or to the requirements of a federal, state or District of Columbia supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published.

Section 5.9   **Resignation and Removal; Appointment of Successor Trustee**

The Trustee, or any trustee or trustees hereafter appointed, may at any time resign by giving written notice of resignation to the Issuer and by mailing notice of such resignation to the Holders of then Outstanding Notes at their addresses as they shall appear on the registry books. Upon receiving such notice of resignation, the Issuer shall promptly appoint a successor trustee or trustees with respect to the applicable series by written instrument in duplicate, executed by authority of the Board of Directors, one copy of which instrument shall be delivered to the resigning Trustee and one copy to the successor trustee or trustees. If no successor trustee shall have been so appointed and have accepted appointment within 30 days after the mailing of such notice of resignation, the resigning trustee may petition any court of competent jurisdiction at the expense of the Issuer for the appointment of a successor trustee, or any Holder who has been a bona fide Holder of a Note or Notes for at least six months may, subject to the provisions of Section 4.12, on behalf of himself and all others similarly situated, petition any such court for the appointment of a successor trustee. Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, appoint a successor trustee.

(a)   In case at any time any of the following shall occur:

(i)   the Trustee shall fail to comply with the provisions of § 310(b) of the Trust Indenture Act of 1939 after written request therefor by the Issuer or by any Holder who has been a bona fide Holder of a Note or Notes of such series for at least six months; or

(ii)   the Trustee shall cease to be eligible in accordance with the provisions of § 310(a) of the Trust Indenture Act of 1939 and shall fail to resign after written request therefor by the Issuer or by any Holder; or

(iii)   the Trustee shall become incapable of acting with respect to the Notes, or shall be adjudged a bankrupt or insolvent, or a receiver or liquidator of the Trustee or of its property shall be appointed, or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation;

then, in any such case, the Issuer may remove the Trustee and appoint a successor trustee for such series by written instrument, in duplicate, executed by order of the Board of Directors, one copy of which instrument shall be delivered to the Trustee so removed and one copy to the successor trustee, or, subject to § 315(e) of the Trust Indenture Act of 1939, any Holder who has been a bona fide Holder of a Note or Notes for at least six months may on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor trustee. Such court may thereupon, after such notice,

if any, as it may deem proper and prescribe, remove the Trustee and appoint a successor trustee. If an instrument of acceptance by a successor Trustee shall not have been delivered to the Trustee within 30 days after the giving of such notice of removal, the Trustee being removed may petition, at the expense of the Issuer, any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Notes.

(b)   The Holders of a majority in aggregate principal amount of the Notes at the time Outstanding may at any time remove the Trustee with respect to the Notes and appoint a successor trustee with respect to the Notes by delivering to the Trustee so removed, to the successor trustee so appointed and to the Issuer the evidence provided for in Section 6.1 of the action in that regard taken by the Holders.

Any resignation or removal of the Trustee and any appointment of a successor trustee with respect to such series pursuant to any of the provisions of this Section 5.9 shall become effective upon acceptance of appointment by the successor trustee as provided in Section 5.10

Section 5.10   Acceptance and Appointment of Successor Trustee.

Any successor trustee appointed as provided in Section 5.9 shall execute and deliver to the Issuer and to its predecessor trustee an instrument accepting such appointment hereunder, and thereupon the resignation or removal of the predecessor trustee with respect to all Notes shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all rights, powers, duties and obligations with respect to such Notes of its predecessor hereunder, with like effect as if originally named as trustee for the Notes hereunder; but, nevertheless, on the written request of the Issuer or of the successor trustee, upon payment of its charges then unpaid, the trustee ceasing to act shall, subject to Section 9.4, pay over to the successor trustee all moneys at the time held by it hereunder and shall execute and deliver an instrument transferring to such successor trustee all such rights, powers, duties and obligations. Upon request of any such successor trustee, the Issuer shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers. Any trustee ceasing to act shall, nevertheless, retain a prior claim upon all property or funds held or collected by such trustee to secure any amounts then due it pursuant to the provisions of Section 5.6.

Upon acceptance of appointment by any successor trustee as provided in this Section 5.10, the Issuer shall give notice thereof to the Holders thereof by mailing such notice to such Holders at their addresses as they shall appear on the registry books. If the acceptance of appointment is substantially contemporaneous with the resignation, then the notice called for by the preceding sentence may be combined with the notice called for by Section 5.9. If the Issuer fails to give such notice within ten days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be given at the expense of the Issuer.

Section 5.11   Merger, Conversion, Consolidation or Succession to Business of Trustee.

Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or

consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided that such corporation shall be eligible under the provisions of Section 5.8, without the execution or filing of any paper or any further act on the part of any of the parties hereto, anything herein to the contrary notwithstanding.

In case at the time such successor to the Trustee shall succeed to the trusts created by this Indenture any of the Notes of any series shall have been authenticated but not delivered, any such successor to the Trustee may adopt the certificate of authentication of any predecessor Trustee and deliver such Notes so authenticated; and, in case at that time any of the Notes of any series shall not have been authenticated, any successor to the Trustee may authenticate such Notes either in the name of any predecessor hereunder or in the name of the successor Trustee; and in all such cases such certificate shall have the full force which it is anywhere in the Notes of such series or in this Indenture provided that the certificate of the Trustee shall have; provided, that the right to adopt the certificate of authentication of any predecessor trustee or to authenticate Notes of any series in the name of any predecessor trustee shall apply only to its successor or successors by merger, conversion or consolidation.

Section 5.12 **Appointment of Authenticating Agent.**

As long as any Notes remain Outstanding, the Trustee may, by an instrument in writing, appoint with the approval of the Issuer an authenticating agent (the "Authenticating Agent") which shall be authorized to act on behalf of the Trustee to authenticate Notes, including Notes issued upon exchange, registration of transfer, partial redemption or pursuant to Section 2.7. Notes authenticated by such Authenticating Agent shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee. Whenever reference is made in this Indenture to the authentication and delivery of Notes by the Trustee or to the Trustee's certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent for such series and a certificate of authentication executed on behalf of the Trustee by such Authenticating Agent. Such Authenticating Agent shall at all times be a corporation organized and doing business under the laws of the United States of America or of any State, authorized under such laws to exercise corporate trust powers, having a combined capital and surplus of at least $50,000,000 (determined as provided in Section 5.8 with respect to the Trustee) and subject to supervision or examination by Federal or State authority.

Any corporation into which any Authenticating Agent may be merged or converted, or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which any Authenticating Agent shall be a party, or any corporation succeeding to the corporate agency business of any Authenticating Agent, shall continue to be the Authenticating Agent with respect to the Notes for which it served as Authenticating Agent without the execution or filing of any paper or any further act on the part of the Trustee or such Authenticating Agent.

Any Authenticating Agent may at any time, and if it shall cease to be eligible shall, resign by giving written notice of resignation to the Trustee and to the Issuer. The Trustee may at any time terminate the agency of any Authenticating Agent by giving written notice of

termination to such Authenticating Agent and to the Issuer. Upon receiving such a notice of resignation or upon such a termination, or in case at any time any Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section 5.12 with respect to the Notes, the Trustee may upon receipt of an Issuer Order appoint a successor Authenticating Agent and the Issuer shall provide notice of such appointment to all Holders of Notes of such series in the manner and to the extent provided in Section 5.10. Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all rights, powers, duties and responsibilities of its predecessor hereunder, with like effect as if originally named as Authenticating Agent. The Issuer agrees to pay to the Authenticating Agent for such series from time to time reasonable compensation. The Authenticating Agent for the Notes shall have no responsibility or liability for any action taken by it as such at the direction of the Trustee.

Sections 5.2, 5.3, 5.4, 5.6, 5.8 and 6.3 shall be applicable to any Authenticating Agent.

ARTICLE SIX
CONCERNING THE HOLDERS

Section 6.1   Evidence of Action Taken by Holders.

Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by a specified percentage in principal amount of the Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such specified percentage of Holders in person or by an agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee. Proof of execution of any instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and (subject to Sections 5.1 and 5.2) conclusive in favor of the Trustee and the Issuer, if made in the manner provided in this Article.

Section 6.2   Proof of Execution of Instruments and of Holding of Notes.

Subject to Sections 5.1 and 5.2, the execution of any instrument by a Holder or his agent or proxy may be proved in the following manner:

(i)   The fact and date of the execution by any Holder of any instrument may be proved by the certificate of any notary public or other officer of any jurisdiction authorized to take acknowledgments of deeds or administer oaths that the Person executing such instruments acknowledged to him the execution thereof, or by an affidavit of a witness to such execution sworn to before any such notary or other such officer. Where such execution is by or on behalf of any legal entity other than an individual, such certificate or affidavit shall also constitute sufficient proof of the authority of the Person executing the same. The fact of the holding by any Holder of a Note, and the identifying number of such Note and the date of his holding the same, may be proved by the production of such Note or by a certificate executed by any trust company, bank, banker or recognized securities dealer wherever situated satisfactory to the Trustee, if such certificate shall be deemed by the Trustee to be satisfactory. Each such certificate shall be

dated and shall state that on the date thereof a Note bearing a specified identifying number was deposited with or exhibited to such trust company, bank, banker or recognized securities dealer by the Person named in such certificate. Any such certificate may be issued in respect of one or more Notes specified therein. The holding by the Person named in any such certificate of any Notes specified therein shall be presumed to continue for a period of one year from the date of such certificate unless at the time of any determination of such holding (1) another certificate bearing a later date issued in respect of the same Notes shall be produced, or (2) the Note specified in such certificate shall be produced by some other Person, or (3) the Note specified in such certificate shall have ceased to be Outstanding. The fact and date of the execution of any such instrument and the amount and numbers of Notes held by the Person so executing such instrument and the amount and numbers of any Note or Notes may also be proven in accordance with such reasonable rules and regulations as may be prescribed by the Trustee for such series or in any other manner which the Trustee for such series may deem sufficient.

(ii)   The ownership of Notes shall be proved by the Security Register or by a certificate of the Registrar.

Section 6.3   Holders to be Treated as Owners.

The Issuer, the Trustee and any agent of the Issuer or the Trustee may deem and treat the Person in whose name any Note shall be registered upon the Note register as the absolute owner of such Note (whether or not such Note shall be overdue and notwithstanding any notation of ownership or other writing thereon) for the purpose of receiving payment of or on account of the principal of and, subject to the provisions of this Indenture, interest on such Note and for all other purposes; and neither the Issuer nor the Trustee nor any agent of the Issuer or the Trustee shall be affected by any notice to the contrary. The Issuer, the Trustee and any agent of the Issuer or the Trustee may treat the Holder of any Note as the absolute owner of such Note for the purpose of receiving payment thereof or on account thereof and for all other purposes and neither the Issuer, the Trustee, nor any agent of the Issuer or the Trustee shall be affected by any notice to the contrary. All such payments so made to any such Person, or upon his order, shall be valid, and, to the extent of the sum or sums so paid, effectual to satisfy and discharge the liability for moneys payable upon any such Note.

Section 6.4   Notes Owned by Issuer Deemed Not Outstanding.

In determining whether the Holders of the requisite aggregate principal amount of Outstanding Notes have concurred in any direction, consent or waiver under this Indenture, Notes which are owned by the Issuer or any other obligor on the Notes with respect to which such determination is being made or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Issuer or any other obligor on the Notes with respect to which such determination is being made shall be disregarded and deemed not to be Outstanding for the purpose of any such determination, except that for the purpose of determining whether the Trustee shall be protected in relying on any such direction, consent or waiver only Notes which the Trustee knows are so owned shall be so disregarded. Notes so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to such

Notes and that the pledgee is not the Issuer or any other obligor upon the Notes or any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Issuer or any other obligor on the Notes. In case of a dispute as to such right, the advice of counsel shall be full protection in respect of any decision made by the Trustee in accordance with such advice. Upon request of the Trustee, the Issuer shall furnish to the Trustee promptly an Officers' Certificate listing and identifying all Notes, if any, known by the Issuer to be owned or held by or for the account of any of the above-described Persons; and, subject to Sections 5.1 and 5.2, the Trustee shall be entitled to accept such Officers' Certificate as conclusive evidence of the facts therein set forth and of the fact that all Notes not listed therein are Outstanding for the purpose of any such determination.

Section 6.5   Right of Revocation of Action Taken.

At any time prior to (but not after) the evidencing to the Trustee, as provided in Section 6.1, of the taking of any action by the Holders of the percentage in aggregate principal amount of the Notes specified in this Indenture in connection with such action, any Holder the serial number of which is shown by the evidence to be included among the serial numbers of the Notes the Holders of which have consented to such action may, by filing written notice at the Corporate Trust Office and upon proof of holding as provided in this Article, revoke such action so far as concerns such Note. Except as aforesaid any such action taken by the Holder of any Note shall be conclusive and binding upon such Holder and upon all future Holders and owners of such Note and of any Notes issued in exchange or substitution therefor or on registration of transfer thereof, irrespective of whether or not any notation in regard thereto is made upon any such Note. Any action taken by the Holders of the percentage in aggregate principal amount of the Notes specified in this Indenture in connection with such action shall be conclusively binding upon the Issuer, the Trustee and the Holders of all the Notes affected by such action.

ARTICLE SEVEN
AMENDMENTS

Section 7.1   Amendments and Supplements Without Consent of Holders.

The Issuer, when authorized by a resolution of its Board of Directors (which resolution may provide general terms or parameters for such action and may provide that the specific terms of such action may be determined in accordance with or pursuant to an Officers' Certificate), and the Trustee may from time to time and at any time enter into an amend or supplement this Indenture for one or more of the following purposes:

(a)   to convey, transfer, assign, mortgage or pledge to the Trustee as security for the Notes any property or assets;

(b)   to evidence the succession of another Person to the Issuer, or successive successions, and the assumption by the successor Person of the covenants, agreements and obligations of the Issuer pursuant to Article Eight;

(c)   to add to the covenants of the Issuer such further covenants, restrictions, conditions or provisions as the Issuer and the Trustee shall consider to be for the protection of the

Holders of Notes and to make the occurrence, or the occurrence and continuance, of a default in any such additional covenants, restrictions, conditions or provisions an Event of Default permitting the enforcement of all or any of the several remedies provided in this Indenture as herein set forth; provided, that in respect of any such additional covenant, restriction, condition or provision such supplemental indenture may provide for a particular period of grace after default (which period may be shorter or longer than that allowed in the case of other defaults) or may provide for an immediate enforcement upon such an Event of Default or may limit the remedies available to the Trustee upon such an Event of Default or may limit the right of the Holders of a majority in aggregate principal amount of the Notes to waive such an Event of Default;

(d)   to cure any ambiguity or to correct or supplement any provision contained herein or in any supplemental indenture which may be defective or inconsistent with any other provision contained herein or in any supplemental indenture, or to make any other provisions as the Issuer may deem necessary or desirable, provided that no such action shall materially adversely affect the interests of the Holders of the Notes;

(e)   to establish the form or terms of the Notes or Additional Notes; and

(f)   to evidence and provide for the acceptance of appointment hereunder by a successor trustee with respect to the Notes and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one trustee, pursuant to the requirements of Section 5.10.

The Trustee is hereby authorized to join with the Issuer in the execution of any such amendment or supplement, to make any further appropriate agreements and stipulations which may be therein contained and to accept the conveyance, transfer, assignment, mortgage or pledge of any property thereunder, but the Trustee shall not be obligated to enter into any such amendment or supplement that affects the Trustee's own rights, duties or immunities under this Indenture or otherwise.

Any amendment or supplement authorized by the provisions of this Section may be executed without the consent of the Holders of any of the Notes at the time Outstanding, notwithstanding any of the provisions of Section 7.2.

Section 7.2   **Amendments and Supplements With Consent of Holders**

With the consent (evidenced as provided in Article Six) of the Holders of not less than a majority in aggregate principal amount of the Notes at the time Outstanding affected by such amendment or supplement, the Issuer, when authorized by a resolution of its Board of Directors (which resolution may provide general terms or parameters for such action and may provide that the specific terms of such action may be determined in accordance with or pursuant to an Issuer Order), and the Trustee may, from time to time and at any time, amendment or supplement this Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of any amendment or supplement hereto or of modifying in any manner the rights of the Holders of the Notes; provided, that no such amendment or supplement shall (a) extend the final maturity of any Note, or reduce the principal

amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption thereof, or make the principal thereof or interest thereon payable in any coin or currency other than that provided in the Notes that would be due and payable upon an acceleration of the maturity thereof pursuant to Section 4.1 or the amount thereof provable in bankruptcy pursuant to Section 4.2 or impair or affect the right of any Holder to institute suit for the payment thereof or, if the Notes provide therefor, any right of repayment at the option of the Holder, in each case without the consent of the Holder of each Note so affected, or (b) reduce the aforesaid percentage of Notes of any series, the consent of the Holders of which is required for any such amendment or supplement, without the consent of the Holders of each Note so affected.

Upon the request of the Issuer, accompanied by a copy of a resolution of the Board of Directors (which resolution may provide general terms or parameters for such action and may provide that the specific terms of such action may be determined in accordance with or pursuant to an Issuer Order) certified by the secretary or an assistant secretary of the Issuer authorizing the execution of any such amendment or supplement, and upon the filing with the Trustee of evidence of the consent of the Holders of the Notes as aforesaid and other documents, if any, required by Section 6.1, the Trustee shall join with the Issuer in the execution of such amendment or supplement unless such amendment or supplement affects the Trustee's own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but shall not be obligated to, enter into such amendment or supplement.

It shall not be necessary for the consent of the Holders under this Section to approve the particular form of any proposed amendment or supplement, but it shall be sufficient if such consent shall approve the substance thereof.

Promptly after the execution by the Issuer and the Trustee of any amendment or supplement pursuant to the provisions of this Section, the Trustee shall give notice thereof to the Holders of then Outstanding Registered Notes by mailing a notice thereof by first-class mail to such Holders at their addresses as they shall appear on the Note register, and in each case such notice shall set forth in general terms the substance of such amendment or supplement. Any failure of the Issuer to give such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment or supplement.

Section 7.3 **Effect of Amendment or Supplement to this Indenture.**

Upon the execution of any amendment or supplement pursuant to the provisions hereof, this Indenture shall be and be deemed to be modified and amended in accordance therewith and the respective rights, limitations of rights, obligations, duties and immunities under this Indenture of the Trustee, the Issuer and the Holders of Notes affected thereby shall thereafter be determined, exercised and enforced hereunder subject in all respects to such modifications and amendments, and all the terms and conditions of any such amendment or supplement shall be and be deemed to be part of the terms and conditions of this Indenture for any and all purposes.

Section 7.4   Documents to Be Given to Trustee.

The Trustee, subject to the provisions of Sections 5.1 and 5.2, shall be provided with an Officers' Certificate and an Opinion of Counsel as conclusive evidence that any amendment or supplement to this Indenture executed pursuant to this Article complies with the applicable provisions of this Indenture and is authorized or permitted under this Indenture.

Section 7.5   Notation on Notes in Respect of Amendments and Supplements.

Notes authenticated and delivered after the execution of any amendment or supplement to this Indenture pursuant to the provisions of this Article may bear a notation in form approved by the Trustee as to any matter provided for by such amendment or supplement or as to any action taken by Holders. If the Issuer or the Trustee shall so determine, new Notes so modified as to conform, in the opinion of the Trustee and the Board of Directors, to any modification of this Indenture contained in any such amendment or supplement may be prepared by the Issuer, authenticated by the Trustee and delivered in exchange for the Notes then Outstanding.

ARTICLE EIGHT
SUCCESSORS

Section 8.1   Merger, Consolidation or Sale of Assets of the Issuer.

The Issuer shall not consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, unless:

(i)   the Person formed by such consolidation or into which the Issuer is merged or the Person which acquires by conveyance, transfer or lease the properties and assets of the Issuer substantially as an entirety shall expressly assume, by a supplemental indenture hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, the due and punctual payment of the principal of and interest on all the Notes according to their tenor, and the performance of every covenant of this Indenture on the part of the Issuer to be performed or observed;

(ii)   immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have happened and be continuing; and

(iii)   the Issuer has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel each stating that such consolidation, merger, conveyance, transfer or lease and such supplemental indenture comply with this Article and that all conditions precedent herein provided for relating to such transaction have been complied with.

Section 8.2   Successor Person Substituted.

In case of any such consolidation, merger, sale, lease or conveyance, and following such an assumption by the successor Person, such successor Person shall succeed to and be substituted for the Issuer, with the same effect as if it had been named herein. Such

successor Person may cause to be signed, and may issue either in its own name or in the name of the Issuer prior to such succession any or all of the Notes issuable hereunder that theretofore shall not have been signed by the Issuer and delivered to the Trustee; and, upon the order of such successor Person, instead of the Issuer, and subject to all the terms, conditions and limitations in this Indenture prescribed, the Trustee shall authenticate and shall deliver any Notes which previously shall have been signed and delivered by the officers of the Issuer to the Trustee for authentication, and any Notes which such successor Person thereafter shall cause to be signed and delivered to the Trustee for that purpose. All of the Notes so issued shall in all respects have the same legal rank and benefit under this Indenture as the Notes theretofore or thereafter issued in accordance with the terms of this Indenture as though all of such Notes had been issued at the date of the execution hereof.

In case of any such consolidation, merger, sale, lease or conveyance such changes in phrasing and form (but not in substance) may be made in the Notes thereafter to be issued as may be appropriate.

In the event of any such sale or conveyance (other than a conveyance by way of lease) the Issuer or any successor Person which shall theretofore have become such in the manner described in this Article shall be discharged from all obligations and covenants under this Indenture and the Notes and may be liquidated and dissolved.

ARTICLE NINE
SATISFACTION AND DISCHARGE OF INDENTURE; UNCLAIMED MONEYS

Section 9.1 **Satisfaction and Discharge of Indenture.**

(a) If at any time (a) the Issuer shall have paid or caused to be paid the principal of and interest on all the Notes Outstanding hereunder (other than Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 2.7) as and when the same shall have become due and payable, or (b) the Issuer shall have delivered to the Trustee for cancellation all Notes theretofore authenticated (other than any Notes which shall have been destroyed, lost or stolen and which shall have been replaced or paid as provided in Section 2.7) or (c) in the case of Notes where the exact or maximum amount of principal of and interest due on which can be determined at the time of making the deposit referred to in clause (ii) below, (i) all the Notes not theretofore delivered to the Trustee for cancellation shall have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption, and (ii) the Issuer shall have irrevocably deposited or caused to be deposited with the Trustee as trust funds the entire amount in cash (other than moneys repaid by the Trustee or any paying agent to the Issuer in accordance with Section 9.4), or, direct obligations of the United States of America, backed by its full faith and credit ("U.S. Government Obligations"), maturing as to principal and interest at such times and in such amounts as will insure the availability of cash, or a combination thereof, sufficient in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay (A) the principal of and interest on all Notes on each date that such principal or interest is due and payable and (B) any mandatory sinking fund payments applicable to Notes of such Series on the dates on which such payments are due

and payable in accordance with the terms of the Indenture and the Notes; and if, in any such case, the Issuer shall also pay or cause to be paid all other sums payable hereunder by the Issuer with respect to the Notes, then this Indenture with respect to the Notes shall cease to be of further effect (except as to (i) rights of registration of transfer and exchange of Notes and the Issuer's right of optional redemption, if any, (ii) substitution of mutilated, defaced, destroyed, lost or stolen Notes, (iii) rights of Holders of Notes to receive payments of principal thereof and interest thereon, upon the original stated due dates therefor (but not upon acceleration), and remaining rights of the Holders to receive mandatory sinking fund payments, if any, (iv) the rights, obligations, duties and immunities of the Trustee hereunder, and (v) the rights of the Holders of Notes as beneficiaries hereof with respect to the property so deposited with the Trustee payable to all or any of them) and the Trustee, on demand of the Issuer accompanied by an Officers' Certificate and an Opinion of Counsel and at the cost and expense of the Issuer, shall execute proper instruments acknowledging such satisfaction of and discharging this Indenture with respect to the Notes; provided, that the rights of Holders of the Notes to receive amounts in respect of principal of and interest on the Notes held by them shall not be delayed longer than required by then-applicable mandatory rules or policies of any securities exchange upon which the Notes are listed. The Issuer agrees to reimburse the Trustee for any costs or expenses thereafter reasonably and properly incurred and to compensate the Trustee for any services thereafter reasonably and properly rendered by the Trustee in connection with this Indenture or the Notes.

(b)   The following provisions shall apply to the Notes unless specifically otherwise provided in a Board Resolution, Officers' Certificate or indenture supplemental hereto provided pursuant to Section 2.15. In addition to discharge of the Indenture pursuant to the next preceding paragraph, in the case of Notes the exact or maximum amounts (including the currency of payment) of principal of and interest due on which can be determined at the time of making the deposit referred to in clause (a) below, the Issuer shall be deemed to have paid and discharged the entire indebtedness on all the Notes on the 91st day after the date of the deposit referred to in subparagraph (a) below, and the provisions of this Indenture with respect to the Notes shall no longer be in effect (except as to (i) rights of registration of transfer and exchange of Notes and the Issuer's right of optional redemption, if any, (ii) substitution of mutilated, defaced, destroyed, lost or stolen Notes, (iii) rights of Holders of Notes to receive payments of principal thereof and interest thereon, upon the original stated due dates therefor (but not upon acceleration), and remaining rights of the Holders to receive mandatory sinking fund payments, if any, (iv) the rights, obligations, duties and immunities of the Trustee hereunder, and (v) the rights of the Holders of Notes as beneficiaries hereof with respect to the property so deposited with the Trustee payable to all or any of them) and the Trustee, at the expense of the Issuer, shall at the Issuer's request, execute proper instruments acknowledging the same, if

(i)   with reference to this provision the Issuer has irrevocably deposited or caused to be irrevocably deposited with the Trustee as trust funds in trust, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of the Notes (i) cash in an amount, or (ii) U.S. Government Obligations, maturing as to principal and interest at such times and in such amounts as will insure the availability of cash or (iii) a combination thereof, sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay (A) the principal of and interest on all Notes on each date

that such principal or interest is due and payable and (B) any mandatory sinking fund payments on the dates on which such payments are due and payable in accordance with the terms of the Indenture and the Notes;

        (ii)   such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument (other than this Indenture) to which the Issuer is a party or by which it is bound;

        (iii)   the Issuer has delivered to the Trustee an Opinion of Counsel based on the fact that (x) the Issuer has received from, or there has been published by, the Internal Revenue Service a ruling or (y) since the date hereof, there has been a change in the applicable Federal income tax law, in either case to the effect that, and such opinion shall confirm that, the Holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to Federal income tax on the same amounts, in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred;

        (iv)   the Issuer has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to the defeasance contemplated by this provision have been complied with; and

        (v)   no Event of Default or event which with notice or lapse of time or both would become an Event of Default with respect to the Notes shall have occurred and be continuing on the date of such deposit or, insofar as subsections 4.1(d) and (e) are concerned, at any time during the period ending on the 91st day after the date of such deposit, other than an Event of Default or such event resulting from the borrowing of funds to be applied to such deposit.

        (c)   The following provisions shall apply to the Notes of each series unless specifically otherwise provided in a Board Resolution, Officers' Certificate or indenture supplemental hereto provided pursuant to Section 2.15. In the case of Notes the exact or maximum amounts (including the currency of payment) of principal of and interest due on the Notes can be determined at the time of making the deposit referred to in clause (a) below, the Issuer shall be released from its obligations under Sections 3.4, 3.5 and 8.1 with respect to the Outstanding Notes on and after the date the conditions set forth below are satisfied (hereinafter, "covenant defeasance"). For this purpose, such covenant defeasance means that, with respect to the Outstanding Notes, the Issuer may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in such Sections, whether directly or indirectly by reason of any reference elsewhere herein to such Sections or by reason of any reference in such Sections to any other provision herein or in any other document and such omission to comply shall not constitute an Event of Default under Section 4. 1, but the remainder of this Indenture and such Notes shall be unaffected thereby. The following shall be the conditions to application of this subsection (c) of this Section 9.1:

        (i)   The Issuer has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose of making the following payments,

specifically pledged as security for, and dedicated solely to, the benefit of the Holders of the Notes, (i) cash in an amount, or (ii) U.S. Government Obligations maturing as to principal and interest at such times and in such amounts as will insure the availability of cash or (iii) a combination thereof, sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay (A) the principal of and interest on all Notes on each date that such principal and interest is due and payable and (B) any mandatory sinking fund payments applicable to such Notes on the day on which such payments are due and payable in accordance with the terms of the Indenture and the Notes;

(ii)   No Event of Default or event which with notice or lapse of time or both would become an Event of Default with respect to the Notes shall have occurred and be continuing on the date of such deposit or, insofar as subsections 4.1(d) and (e) are concerned, at any time during the period ending on the 91st day after the date of such deposit, other than an Event of Default or such event resulting from the borrowing of funds to be applied to such deposit;

(iii)   Such covenant defeasance shall not result in a breach or violation of, or constitute a default under any agreement or instrument (other than this Indenture) to which the Issuer is a party or by which it is bound;

(iv)   The Issuer shall have delivered to the Trustee an Officers' Certificate and Opinion of Counsel to the effect that the Holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; and

(v)   The Issuer shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to the covenant defeasance contemplated by this provision have been complied with.

Section 9.2   **Application by Trustee of Funds Deposited for Payment of Notes.**

Subject to Section 9.4, all moneys deposited with the Trustee (or other trustee) pursuant to Section 9.1 shall be held in trust and applied by it to the payment, either directly or through any paying agent (including the Issuer acting as its own paying agent), to the Holders of the particular Notes for the payment or redemption of which such moneys have been deposited with the Trustee, of all sums due and to become due thereon for principal and interest; but such money need not be segregated from other funds except to the extent required by law.

Section 9.3   **Repayment of Moneys Held by Paying Agent.**

In connection with the satisfaction and discharge of this Indenture with respect to Notes, all moneys then held by any paying agent under the provisions of this Indenture with respect to the Notes shall, upon demand of the Issuer, be repaid to it or paid to the Trustee and

thereupon such paying agent shall be released from all further liability with respect to such moneys.

Section 9.4   **Return of Moneys Held by Trustee and Paying Agent Unclaimed for Two Years.**

Any moneys deposited with or paid to the Trustee or any paying agent for the payment of the principal of or interest on any Note and not applied but remaining unclaimed for two years after the date upon which such principal or interest shall have become due and payable, shall, upon the written request of the Issuer and unless otherwise required by mandatory provisions of applicable escheat or abandoned or unclaimed property law, be repaid to the Issuer by the Trustee or such paying agent, and the Holder of the Notes shall, unless otherwise required by mandatory provisions of applicable escheat or abandoned or unclaimed property laws, thereafter look only to the Issuer for any payment which such Holder may be entitled to collect, and all liability of the Trustee or any paying agent with respect to such moneys shall thereupon cease; provided, however, that the Trustee or such paying agent, before being required to make any such repayment with respect to moneys deposited with it for any payment in respect of Registered Notes of any series, shall at the expense of the Issuer, mail by first-class mail to Holders of such Notes at their addresses as they shall appear on the Note register, notice, that such moneys remain and that, after a date specified therein, which shall not be less than 30 days from the date of such mailing or publication, any unclaimed balance of such money then remaining will be repaid to the Issuer.

Section 9.5   **Indemnity for U.S. Government Obligations.**

The Issuer shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the U.S. Government Obligations deposited pursuant to Section 9.1 or the principal or interest received in respect of such obligations.

Section 9.6   **Excess Funds.**

The Trustee shall deliver to the Issuer from time to time upon Issuer Order any U.S. Government Obligations or money held by it as provided in Section 9.1 which, as expressed in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee (which may include the applicable opinion delivered to the Trustee pursuant to Section 9.1), are then in excess of the amount thereof which then would have been required to be deposited for the purpose for which such obligations or money were deposited or received.

ARTICLE TEN
MISCELLANEOUS PROVISIONS

Section 10.1   **Incorporators, Sponsors, Members, Partners, Holders of Equity Interests, Officers and Directors of Issuer Exempt from Individual Liability.**

No recourse under or upon any obligation, covenant or agreement contained in this Indenture, or in any Note, or because of any indebtedness evidenced thereby, shall be had against any future director, officer, employee, incorporator or sponsor, member, partner or holder

of equity interest of the Issuer, as such, or of any successor, either directly or through the Issuer or any successor, under any rule of law, statute or constitutional provision or by the enforcement of any assessment or by any legal or equitable proceeding or otherwise, all such liability being expressly waived and released by the acceptance of the Notes by the Holders thereof and as part of the consideration for the issue of the Notes.

Section 10.2   **Provisions of Indenture for the Sole Benefit of Parties and Holders of Notes.**

Nothing in this Indenture or in the Notes, expressed or implied, shall give or be construed to give to any Person, other than the parties hereto and their successors and the Holders of the Notes, any legal or equitable right, remedy or claim under this Indenture or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the parties hereto and their successors and of the Holders of the Notes.

Section 10.3   **Successors and Assigns of Issuer Bound by Indenture.**

All the covenants, stipulations, promises and agreements in this Indenture contained by or in behalf of the Issuer shall bind its successors and assigns, whether so expressed or not.

Section 10.4   **Notices and Demands on Issuer, Trustee and Holders of Notes**

Any notice or communication by the Issuer or the Trustee to the other is duly given if in writing and delivered in person or mailed by first class mail (registered or certified, return receipt requested), facsimile transmission or overnight air courier guaranteeing next-day delivery, to the other's address:

If to the Issuer:

Texas Gas Transmission, LLC
9 Greenway Plaza
Houston, TX 77046
Attn: General Counsel
Facsimile No.: (866) 459-7336

If to the Trustee:

The Bank of New York Trust Company, N.A.
2 North LaSalle St., Suite 1020
Chicago, IL 60602
Attn: Corporate Trust Administration
Facsimile No.: (312) 827-8542

The Issuer or the Trustee, by notice to the other, may designate additional or different addresses for subsequent notices or communications.

All notices and communications (other than those sent to the Trustee or Holder) shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; five Business Days after being deposited in the mail, postage prepaid, if mailed; when receipt acknowledged, if sent by facsimile transmission; and the next Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next-day delivery. All notices and communications to the Trustee or Holder shall be deemed duly given and effective only upon receipt.

Any notice or communication to a Holder shall be mailed by first class mail, certified or registered, return receipt requested, or by overnight air courier guaranteeing next-day delivery to its address shown on the Security Register. Any notice or communication shall also be so mailed to any Person described in Trust Indenture Act of 1939 § 313(c), to the extent required by the Trust Indenture Act of 1939. Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders.

If a notice or communication is mailed in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it.

If the Issuer mails a notice or communication to Holders, it shall mail a copy to the Trustee and each Agent at the same time.

Section 10.5 Officers' Certificates and Opinions of Counsel; Statements to Be Contained Therein

Upon any application or demand by the Issuer to the Trustee to take any action under any of the provisions of this Indenture, the Issuer shall furnish to the Trustee an Officers' Certificate stating that all conditions precedent provided for in this Indenture relating to the proposed action have been complied with and an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent have been complied with, except that in the case of any such application or demand as to which the furnishing of such documents is specifically required by any provision of this Indenture relating to such particular application or demand, no additional certificate or opinion need be furnished.

Each certificate or opinion provided for in this Indenture and delivered to the Trustee with respect to compliance with a condition or covenant provided for in this Indenture shall include (a) a statement that the person making such certificate or opinion has read such covenant or condition, (b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based, (c) a statement that, in the opinion of such person, he has made such examination or investigation as is necessary to enable him to express an opinion as to whether or not such covenant or condition has been complied with and (d) a statement as to whether or not, in the opinion of such person, such condition or covenant has been complied with.

Any certificate, statement or opinion of an officer of the Issuer may be based, insofar as it relates to legal matters, upon a certificate or opinion of or representations by counsel, unless such officer knows that the certificate or opinion or representations with respect to the matters upon which his certificate, statement or opinion may be based as aforesaid are

erroneous, or in the exercise of reasonable care should know that the same are erroneous. Any certificate, statement or opinion of counsel may be based, insofar as it relates to factual matters, upon information with respect to which is in the possession of the Issuer, or upon the certificate, statement or opinion of or representations by an officer or officers of the Issuer, unless such counsel knows that the certificate, statement or opinion or representations with respect to the matters upon which his certificate, statement or opinion may be based as aforesaid are erroneous, or in the exercise of reasonable care should know that the same are erroneous.

Any certificate, statement or opinion of an officer of the Issuer or of counsel may be based, insofar as it relates to accounting matters, upon a certificate or opinion of or representations by an accountant or firm of accountants in the employ of the Issuer, unless such officer or counsel, as the case may be, knows that the certificate or opinion or representations with respect to the accounting matters upon which his certificate, statement or opinion may be based as aforesaid are erroneous, or in the exercise of reasonable care should know that the same are erroneous.

Any certificate or opinion of any independent firm of public accountants filed with and directed to the Trustee shall contain a statement that such firm is independent.

Section 10.6   Payments Due on Saturdays, Sundays and Holidays.

If the date of maturity of interest on or principal of the Notes or the date fixed for redemption or repayment of any such Note shall not be a Business Day, then payment of interest or principal need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the date of maturity or the date fixed for redemption or repayment, and no interest shall accrue for the period after such date.

Section 10.7   Conflict of Any Provision of Indenture with Trust Indenture Act of 1939

If and to the extent that any provision of this Indenture limits, qualifies or conflicts with another provision included in this Indenture by operation of §§ 310 to 317, inclusive, of the Trust Indenture Act of 1939 (an "incorporated provision"), such incorporated provision shall control.

Section 10.8   New York Law to Govern.

This Indenture and each Note shall be governed by the laws of the State of New York, and shall be construed in accordance with the laws of such State.

Section 10.9   Counterparts.

This Indenture may be executed in any number of counterparts, each of which shall be an original; but such counterparts shall together constitute but one and the same instrument.

Section 10.10 Effect of Headings.

The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

Section 10.11 Waiver of Jury Trial.

EACH OF THE ISSUER AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE TRANSACTION CONTEMPLATED HEREBY.

Section 10.12 Force Majeure.

In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

ARTICLE ELEVEN
REDEMPTION AND PREPAYMENT

Section 11.1 Notices to Trustee.

If the Issuer elects to redeem Notes pursuant to the optional redemption provisions of Section 11.7 hereof, it shall furnish to the Trustee, at least 45 days but not more than 60 days before a redemption date (or such shorter period as allowed by the Trustee), an Officers' Certificate setting forth (i) the applicable section of this Indenture pursuant to which the redemption shall occur, (ii) the redemption date, (iii) the principal amount of Notes to be redeemed and (iv) the redemption price.

Section 11.2 Selection of Notes to Be Redeemed.

If less than all of the Notes are to be redeemed at any time, the Trustee shall select the Notes to be redeemed among the Holders of the Notes in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not so listed, on a pro rata basis, by lot or in accordance with any other method the Trustee deems fair and appropriate (and in compliance with applicable legal requirements). However, no Notes of a principal amount of $1,000 or less shall be redeemed in part, and, if a partial redemption of Notes is made with the proceeds of a public offering of common equity securities of the Issuer, selection of the Notes or portions of the Notes for redemption shall be made by the Trustee only on a proportional basis or on as nearly a proportional basis as is practicable (except as required by the procedures of DTC), unless that method is otherwise prohibited. In the event

of partial redemption by lot, the particular Notes to be redeemed shall be selected, unless otherwise provided herein, not less than 30 nor more than 60 days prior to the redemption date by the Trustee from the Outstanding Notes not previously called for redemption.

The Trustee shall promptly notify the Issuer in writing of the Notes selected for redemption and, in the case of any Note selected for partial redemption, the principal amount thereof to be redeemed. Notes and portions of Notes selected shall be in amounts of $2,000 or integral multiples of $1,000, except that if all of the Notes of a Holder are to be redeemed, the entire Outstanding amount of Notes held by such Holder, even if not an integral multiple of $1,000, shall be redeemed. Except as provided in the preceding sentence, provisions of this Indenture that apply to Notes called for redemption also apply to portions of Notes called for redemption.

Section 11.3 **Notice of Redemption.**

At least 30 days but not more than 60 days prior to a redemption date, the Issuer shall mail or cause to be mailed, by first class mail, a notice of redemption to each Holder whose Notes are to be redeemed at such Holder's address appearing in the securities register maintained in respect of the Notes by the Registrar (the "Security Register").

The notice shall identify the Notes to be redeemed (including the CUSIP number) and shall state:

(a)   the redemption date;

(b)   The appropriate calculation of the redemption price, but need not include the redemption price itself. The actual redemption price, calculated as described above, shall be set forth in an Officers' Certificate delivered to the Trustee no later than two (2) Business Days prior to the redemption date unless clause (b) of the definition of "Comparable Treasury Price" is applicable, in which case such Officer's Certificate should be delivered on the redemption date;

(c)   if any Note is being redeemed in part, the portion of the principal amount of such Note to be redeemed and that, after the redemption date upon surrender of such Note, if applicable, a new Note or Notes in principal amount equal to the unredeemed portion shall be issued upon cancellation of the original Note;

(d)   the name and address of the Paying Agent;

(e)   that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price;

(f)   that, unless the Issuer defaults in making such redemption payment, interest on Notes called for redemption ceases to accrue on and after the redemption date;

(g)   the applicable section of this Indenture pursuant to which the Notes called for redemption are being redeemed; and

(h)   the CUSIP and/or ISIN numbers, if applicable.

At the Issuer's request, the Trustee shall give the notice of redemption in the Issuer's name and at its expense; provided, however, that the Issuer shall have delivered to the Trustee, at least 15 days (or such shorter period allowed by the Trustee) prior to the date of the giving of such notice of redemption, an Officers' Certificate requesting that the Trustee give such notice (in the name and at the expense of the Issuer) and setting forth the information to be stated in such notice as provided in this Section 11.3.

Section 11.4   Effect of Notice of Redemption.

Once notice of redemption is mailed in accordance with Section 11.3 hereof, Notes called for redemption shall become irrevocably due and payable on the redemption date at the redemption price. A notice of redemption may not be conditional.

Section 11.5   Deposit of Redemption Price.

On or prior to 11:00 a.m. New York City time on the Business Day prior to any redemption date, the Issuer shall deposit with the Trustee or with the Paying Agent money sufficient to pay the redemption price of and, if applicable, accrued and unpaid interest on all Notes to be redeemed on that date. The Trustee or the Paying Agent shall promptly, and in any event within two (2) Business Days after the redemption date, return to the Issuer any money deposited with the Trustee or the Paying Agent by the Issuer in excess of the amounts necessary to pay the redemption price of, and, accrued and unpaid interest, if any, on all Notes to be redeemed.

If the Issuer complies with the provisions of the preceding paragraph, on and after the redemption date, interest shall cease to accrue on Notes or portions of Notes called for purchase or redemption in accordance with Section 2.8(d) hereof, whether or not such Notes are presented for payment. If a Note is redeemed on or after a Regular Record Date but on or prior to the related Interest Payment Date, then any accrued and unpaid interest, if any, shall be paid to the Person in whose name such Note was registered at the close of business on such Regular Record Date. If any Note called for redemption shall not be so paid upon surrender for redemption because of the failure of the Issuer to comply with the preceding paragraph, interest shall be paid on the unpaid principal from the redemption date until such principal is paid, and to the extent lawful on any interest not paid on such unpaid principal, in each case at the rate provided in the Notes and in Section 4.01 hereof.

Section 11.6   Notes Redeemed in Part.

Upon surrender of a Note that is redeemed in part, the Issuer shall issue and, upon the Issuer's written request, the Trustee shall authenticate for the Holder at the expense of the Issuer a new Note equal in principal amount to the unredeemed portion of the Note surrendered.

Section 11.7   Optional Redemption.

(a)   The Notes will be redeemable as a whole or in part, at the option of the Issuer at any time at a redemption price determined by the Issuer equal to the greater of (i) 100% of the principal amount of such Notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a

semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 50 basis points, plus in each case accrued interest thereon to the date of redemption.

(b)   Any prepayment pursuant to this Section 11.7 shall be made pursuant to the provisions of Sections 11.1 through 11.6 hereof.

Section 11.8 No Mandatory Redemption.

The Issuer shall not be required to make mandatory redemption or sinking fund payments with respect to, or offers to purchase, the Notes.

[*Signatures on following page*]

SIGNATURES

Dated as of March 27, 2008.

ISSUER:

TEXAS GAS TRANSMISSION, LLC

By: _____/s/_____

        Name: Jamie L. Buskill
        Title: Senior Vice President, Chief
                Financial Officer and Treasurer

TRUSTEE:

THE BANK OF NEW YORK TRUST
COMPANY, N.A.
as Trustee

By: _____/s/_____

        Name: L. Garcia
        Title: Vice President

(Face of Note)

5.50% NOTES DUE 2013

CUSIP _____

No. _____ $ _____

TEXAS GAS TRANSMISSION, LLC

promises to pay to _____, or its registered assigns, the principal sum of _____
_____ U.S. Dollars ($_____) on April 1, 2013.

Interest Payment Dates: April 1 and October 1, commencing October 1, 2008

Record Dates: March 15 and September 15.

       IN WITNESS WHEREOF, the Issuer has caused this Note to be signed by its duly authorized officer.

                    TEXAS GAS TRANSMISSION, LLC

                    By: _____

                           Name:
                           Title:

This is one of the [Global]
Notes referred to in the
within-mentioned Indenture:

THE BANK OF NEW YORK TRUST COMPANY, N.A.
as Trustee

By: _____
     Authorized Signatory

Dated: _____, 20__

5.50% NOTES DUE 2013

[THE NOTES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR OTHER SECURITIES LAWS. NEITHER THIS NOTE NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION UNLESS THE TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF (1) REPRESENTS THAT (A) IT IS A "QUALIFIED INSTITUTIONAL BUYER" (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) OR (B) IT IS NOT A U.S. PERSON AND IS ACQUIRING ITS NOTE IN AN "OFFSHORE TRANSACTION" PURSUANT TO RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (2) AGREES THAT IT WILL NOT PRIOR TO (X) THE DATE WHICH IS ONE YEAR (OR SUCH SHORTER PERIOD OF TIME AS PERMITTED BY RULE 144(d) UNDER THE SECURITIES ACT OR ANY SUCCESSOR PROVISION THEREUNDER) AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF (OR OF ANY PREDECESSOR OF THIS NOTE) OR THE LAST DAY ON WHICH THE ISSUER OR ANY AFFILIATE OF THE ISSUER WAS THE OWNER OF THIS NOTE (OR ANY PREDECESSOR OF THIS NOTE) AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW (THE "RESALE RESTRICTION TERMINATION DATE"), OFFER, SELL OR OTHERWISE TRANSFER THIS NOTE EXCEPT (A) TO THE ISSUER, (B) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) FOR SO LONG AS THE NOTES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A, TO A PERSON IT REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A INSIDE THE UNITED STATES, (D) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT OR (E) PURSUANT TO ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND (3) AGREES THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS NOTE IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND; PROVIDED THAT THE ISSUER, THE TRUSTEE AND THE REGISTRAR SHALL HAVE THE RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER (I) PURSUANT TO CLAUSE (D) OR (E) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM, AND (II) IN EACH OF THE FOREGOING CASES, TO REQUIRE THAT A CERTIFICATION OF TRANSFER IN THE FORM APPEARING ON THE OTHER SIDE OF THIS NOTE IS COMPLETED AND DELIVERED BY THIS TRANSFEROR TO THE TRUSTEE. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE. AS USED HEREIN, THE TERMS "OFFSHORE TRANSACTION," "UNITED

STATES" AND "U.S. PERSON" HAVE THE MEANINGS GIVEN TO THEM BY REGULATION S UNDER THE SECURITIES ACT.]

[THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.6 OF THE INDENTURE, (II) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.6(a) OF THE INDENTURE, (III)THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.11 OF THE INDENTURE AND (IV) THIS GLOBAL NOTE MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE ISSUER.

UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE FORM, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) ("DTC"), TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY NOTE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC). ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.]

Capitalized terms used herein shall have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

1.   *Interest*. Texas Gas Transmission, LLC, a Delaware limited liability company (the "Issuer"), promises to pay interest on the principal amount of this Note at 5.50% per annum until maturity. The Issuer shall pay interest semi-annually in arrears in cash on April 1 and October 1 of each year, or if any such day is not a Business Day, on the next succeeding Business Day (each an "Interest Payment Date"). Interest on the Notes shall accrue from the most recent date to which interest has been paid or, if no interest has been paid, from March 27, 2008; provided, however, that if this Note is authenticated between a record date referred to on the face hereof and the next succeeding Interest Payment Date, interest shall accrue from such next succeeding Interest Payment Date; provided, further, that the first Interest Payment Date shall be October 1, 2008. The Issuer shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, from time to time at the interest rate then in effect under the Indenture and this Note; it shall pay interest (including post-petition

interest in any proceeding under any Bankruptcy Law) on overdue installments of interest, from time to time at the same rate to the extent lawful. Interest shall be computed on the basis of a 360-day year of twelve 30-day months.

2.	*Method of Payment*. The Issuer shall pay interest on the Notes (except defaulted interest) to the Persons in whose name this Note (or one or more Predecessor Notes) is registered at the close of business on March 15 or September 15 preceding the Interest Payment Date, even if such Notes are cancelled after such record date and on or before such Interest Payment Date, except as provided in Section 2.12 of the Indenture with respect to defaulted interest. The Notes shall be payable as to principal, premium, if any, and interest at the office or agency of the Issuer maintained for such purpose, or, at the option of the Issuer, payment of interest may be made by check mailed to the Holders at their addresses set forth in the Security Register; provided, however, that payment by wire transfer of immediately available funds shall be required with respect to principal of and interest and premium, if any, on, all Global Notes and all other Notes the Holders of which shall have provided wire transfer instructions to the Issuer or the Paying Agent. Such payment shall be in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

3.	*Paying Agent and Registrar*. Initially, The Bank of New York Trust Company, N.A., the Trustee under the Indenture, shall act as Paying Agent and Registrar. The Issuer may change any Paying Agent or Registrar without notice to any Holder. The Issuer or any of its Subsidiaries may act in any such capacity.

4.	*Indenture*. The Issuer issued the Notes under an Indenture, dated as of March 27, 2008 ("Indenture"), among the Issuer and the Trustee. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (15 U.S. Code §§ 77aaa-77bbbb). The Notes are subject to all such terms, and Holders are referred to the Indenture and such Act for a statement of such terms. To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling.

5.	*Optional Redemption*.

(a)	The Notes will be redeemable as a whole or in part, at the option of the Issuer at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, as defined in the Indenture below, plus 50 basis points, plus in each case accrued interest thereon to the date of redemption.

For purposes of this Note the following terms shall have the meaning specified.

"*Comparable Treasury Issue*" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with

customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

"*Comparable Treasury Price*" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Issuer obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations.

"*Independent Investment Banker*" means one of the Reference Treasury Dealers appointed by the Issuer.

"*Reference Treasury Dealer*" means each of Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC; if any of the Reference Treasury Dealers resigns, the successor dealer shall be a primary U.S. Government securities dealer in New York City selected by the Issuer.

"*Reference Treasury Dealer Quotations*" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Issuer, of the bid and ask prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Issuer by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

"*Yield to Maturity*" means the yield to maturity on the Notes, calculated at the time of issuance of the Notes, and calculated in accordance with accepted financial practice.

(b)   Any prepayment pursuant to this paragraph shall be made pursuant to the provisions of Sections 11.1 through 11.6 of the Indenture.

6.   *Mandatory Redemption*. The Issuer shall not be required to make mandatory redemption or sinking fund payments with respect to the Notes.

7.   *Notice of Redemption*. Notices of redemption shall be mailed at least 30 days but not more than 60 days before the redemption date to each Holder whose Notes are to be redeemed at its registered address. Notes in denominations larger than $2,000 may be redeemed in part but only in integral multiples of $1,000, unless all of the Notes held by a Holder are to be redeemed. On and after the redemption date interest shall cease to accrue on Notes or portions thereof called for redemption.

8.   *Denominations, Transfer, Exchange*. The Notes are in registered form without coupons in denominations of $2,000 and integral multiples of $1,000 in excess thereof. This Note shall represent the aggregate principal amount of Outstanding Notes from time to time endorsed hereon and the aggregate principal amount of Notes represented hereby may from time

to time be reduced or increased, as appropriate, to reflect exchanges and redemptions. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuer may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Issuer need not exchange or register the transfer of any Note or portion of a Note selected for redemption, except for the unredeemed portion of any Note being redeemed in part. Also, the Issuer need not exchange or register the transfer of any Notes for a period of 15 days before a selection of Notes to be redeemed or during the period between a record date and the corresponding Interest Payment Date.

9.   *Persons Deemed Owners*. The registered Holder of a Note may be treated as its owner for all purposes.

10.   *Amendment, Supplement and Waiver*. Subject to certain exceptions, the Issuer and the Trustee may amend or supplement the Indenture or the Notes with the consent of the Holders of at least a majority in principal amount of the Notes, including Additional Notes, if any then Outstanding, voting as a single class (including consents obtained in connection with a purchase of or tender offer or exchange offer for the Notes), and, subject to Section 4.10 of the Indenture, any existing Default or Event of Default (except a continuing Default or Event of Default (i) in the payment of principal, premium, if any, interest, if any, on the Notes and (ii) in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Note affected by such modification or amendment) or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of at least a majority in principal amount of the Notes, including Additional Notes, if any, then Outstanding voting as a single class (including consents obtained in connection with a purchase of or tender offer or exchange offer for the Notes). Without the consent of any Holder, the Issuer and the Trustee may amend or supplement the Indenture or the Notes: (a) to convey, transfer, assign, mortgage or pledge to the Trustee as security for the Notes any property or assets; (b) to evidence the succession of another Person to the Issuer, or successive successions, and the assumption by the successor Person of the covenants, agreements and obligations of the Issuer pursuant to Article Eight of the Indenture; (c) to add to the covenants of the Issuer such further covenants, restrictions, conditions or provisions as the Issuer and the Trustee shall consider to be for the protection of the Holders of Notes, and to make the occurrence, or the occurrence and continuance, of a default in any such additional covenants, restrictions, conditions or provisions an Event of Default permitting the enforcement of all or any of the several remedies provided in this Indenture as herein set forth; provided, that in respect of any such additional covenant, restriction, condition or provision such supplemental indenture may provide for a particular period of grace after default (which period may be shorter or longer than that allowed in the case of other defaults) or may provide for an immediate enforcement upon such an Event of Default or may limit the remedies available to the Trustee upon such an Event of Default or may limit the right of the Holders of a majority in aggregate principal amount of the Notes of such series to waive such an Event of Default; (d) to cure any ambiguity or to correct or supplement any provision contained herein or in any supplemental indenture which may be defective or inconsistent with any other provision contained herein or in any supplemental indenture, or to make any other provisions as the Issuer may deem necessary or desirable, provided that no such action shall materially adversely affect the interests of the Holders of the Notes; (e) to establish the form or terms of the Notes or Additional Notes appertaining to such Notes or Additional

Notes; and (f) to evidence and provide for the acceptance of appointment hereunder by a successor trustee with respect to the Notes of one or more series and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one trustee, pursuant to the requirements of Section 5.10 of the Indenture.

11.   *Defaults and Remedies*. Each of the following constitutes an Event of Default with respect to the Notes: default in the payment of any installment of interest upon any of the Notes as and when the same shall become due and payable, and continuance of such default for a period of 30 days; or default in the payment of all or any part of the principal on any of the Notes as and when the same shall become due and payable either at maturity, upon any redemption, by declaration or otherwise; or default in the performance, or breach, of any covenant or warranty of the Issuer in respect of the Notes and continuance of such default or breach for a period of 60 days (or 180 days in the case of a Reporting Failure) after there has been given, by registered or certified mail, to the Issuer by the Trustee or to the Issuer and the Trustee by the Holders of at least 25% in aggregate principal amount of the Outstanding Notes, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" hereunder; or either (1) default in payment of any Indebtedness of the Issuer or any Subsidiary of the Issuer within any applicable grace period after final maturity or (2) the acceleration of Indebtedness of the Issuer or any Subsidiary of the Issuer by the holders thereof because of a default and, in either case, the total amount of the Indebtedness unpaid or accelerated exceeds $25.0 million; or the entry of a decree or order by a court having jurisdiction in the premises adjudging the Issuer or any Significant Subsidiary as bankrupt or insolvent, or approving as properly filed a petition seeking reorganization arrangement, adjustment or composition of or in respect of the Issuer or any Significant Subsidiary under the federal bankruptcy law or any other applicable federal or state law, or appointing a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Issuer or any Significant Subsidiary or for any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days; or the institution by the Issuer or any Significant Subsidiary of proceedings to be adjudicated as bankrupt or insolvent or the consent by the Issuer or any Significant Subsidiary to the institution of bankruptcy or insolvency proceedings against it, or the filing by the Issuer or any Significant Subsidiary of a petition or answer or consent seeking reorganization or relief under the federal bankruptcy law or any other applicable federal or state law, or the consent by the Issuer or any Significant Subsidiary to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Issuer or any Significant Subsidiary or for any substantial part of its property, or the making by the Issuer or any Significant Subsidiary of any general assignment for the benefit of creditors; provided, however, that the occurrence of any of the events described in clause (c) of Section 4.1 of the Indenture shall not constitute an Event of Default if such occurrence is the result of changes in generally accepted accounting principles as recognized by the American Institute of Certified Public Accountants at the date as of which this Indenture is executed and a certificate to such effect is delivered to the Trustee by the Issuer's independent public accountants

If an Event of Default described in clauses (a), (b), (c) or (d) of Section 4.1 of the Indenture occurs and is continuing, then, and in each and every such case, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the Notes then Outstanding

under the Indenture by notice in writing to the Issuer (and to the Trustee if given by Noteholders), may declare the entire principal of all Notes, and the interest accrued thereon, if any, to be due and payable immediately, and upon any such declaration, the same shall become immediately due and payable. If an Event of Default described in clause (e) or (f) of Section 4.1 of the Indenture occurs and is continuing, then and in each and every such case, unless the principal of all the Notes shall have already become due and payable, the entire principal of all of the Notes then Outstanding, and interest accrued thereon, if any, will become immediately due and payable without any declaration of acceleration or other act on the part of the Trustee or any Holders.

The foregoing provisions, however, are subject to the condition that if, at any time after the principal of the Notes shall have been so declared due and payable or become automatically due and payable, and before any judgment or decree for the payment of the moneys due shall have been obtained or entered as hereinafter provided, the Issuer shall pay or shall deposit with the Trustee a sum sufficient to pay all matured installments of interest upon all the Notes and the principal of any and all Notes which shall have become due otherwise than by acceleration (with interest upon such principal and, to the extent that payment of such interest is enforceable under applicable law, on overdue installments of interest, at the same rate as the rate of interest specified in the Notes to the date of such payment or deposit) and such amount as shall be sufficient to cover reasonable compensation to the Trustee and each predecessor Trustee and their agents, attorneys and counsel, and all other expenses and liabilities incurred, and all advances made, by the Trustee and each predecessor Trustee except as a result of negligence or bad faith, and if any and all Events of Default under the Indenture, other than the non-payment of the principal of Notes which shall have become due by acceleration, shall have been cured, waived or otherwise remedied as provided herein, then and in every such case the Holders of a majority in aggregate principal amount of all the Notes then Outstanding, by written notice to the Issuer and to the Trustee, may waive all defaults with respect to each such series (or with respect to all the Notes, as the case may be) and rescind and annul such declaration and its consequences, but no such waiver or rescission and annulment shall extend to or shall affect any subsequent default or shall impair any right consequent thereon.

12.   *Trustee Dealings with Issuer*. Subject to certain limitations, the Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Issuer or any Affiliate of the Issuer with the same rights it would have if it were not Trustee.

13.   *No Recourse Against Others*. No past, present or future director, officer, employee, incorporator or sponsor, member, partner or holder of equity interest of the Issuer, as such, shall have any liability for any obligations of the Issuer under the Indenture, the Notes or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability.

14.   *Authentication*. This Note shall not be valid until authenticated by the manual signature of the Trustee or an authenticating agent.

15.   *Abbreviations*. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties),

JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

16. *CUSIP Numbers*. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Issuer has caused CUSIP numbers to be printed on the Notes and has directed the Trustee to use CUSIP numbers in notices of redemption or notices of Offers to Purchase as a convenience to Holders. No representation is made as to the correctness of such numbers either as printed on the Notes or as contained in any notice of redemption or notice of an offer to purchase and reliance may be placed only on the other identification numbers printed thereon and any such redemption or offer to purchase shall not be affected by any defect in or omission of such numbers.

The Issuer shall furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to: Texas Gas Transmission, LLC, 9 Greenway Plaza, Suite 2800, Houston, TX 77046, Attn: General Counsel, Facsimile No.: (866) 459-7336.

17. *Governing Law*. The law of the State of New York shall govern and be used to construe this Note.

SCHEDULE OF EXCHANGES OF INTERESTS IN THE GLOBAL NOTE

    The following exchanges of a part of this Global Note for an interest in another Global Note or for a Definitive Note, or exchanges of a part of another Global Note or Definitive Note for an interest in this Global Note, have been made:

Date of Exchange	Amount of decrease in Principal Amount of this Global Note	Amount of increase in Principal Amount of this Global Note	Principal Amount of this Global Note following such decrease (or increase)	Signature of authorized signatory of Trustee or Note Custodian

(Face of Regulation S Temporary Global Note)

5.50% NOTES DUE 2013

CUSIP _____

No. _____ $ _____

TEXAS GAS TRANSMISSION, LLC

promises to pay to _____, or its registered assigns, the principal sum of _____ _____ U.S. Dollars ($_____) on April 1, 2013.

Interest Payment Dates: April 1 and October 1, commencing October 1, 2008

Record Dates: March 15 and September 15.

          IN WITNESS WHEREOF, the Issuer has caused this Note to be signed by its duly authorized officer.

                                        TEXAS GAS TRANSMISSION, LLC

By: _____
                      Name:
                      Title:

This is one of the [Global]
Notes referred to in the
within-mentioned Indenture:

THE BANK OF NEW YORK TRUST COMPANY, N.A.
as Trustee

By: _____
         Authorized Signatory

Dated: _____, 20__

5.50% NOTES DUE 2013

THE RIGHTS ATTACHING TO THIS REGULATION S TEMPORARY GLOBAL NOTE, AND THE CONDITIONS AND PROCEDURES GOVERNING ITS EXCHANGE FOR CERTIFICATED NOTES, ARE AS SPECIFIED IN THE INDENTURE (AS DEFINED HEREIN). NEITHER THE HOLDER NOR THE BENEFICIAL OWNERS OF THIS REGULATION S TEMPORARY GLOBAL NOTE SHALL BE ENTITLED TO RECEIVE PAYMENT OF INTEREST HEREON.

[THE NOTES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR OTHER SECURITIES LAWS. NEITHER THIS NOTE NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION UNLESS THE TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF (1) REPRESENTS THAT (A) IT IS A "QUALIFIED INSTITUTIONAL BUYER" (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) OR (B) IT IS NOT A U.S. PERSON AND IS ACQUIRING ITS NOTE IN AN "OFFSHORE TRANSACTION" PURSUANT TO RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (2) AGREES THAT IT WILL NOT PRIOR TO (X) THE DATE WHICH IS ONE YEAR (OR SUCH SHORTER PERIOD OF TIME AS PERMITTED BY RULE 144(d) UNDER THE SECURITIES ACT OR ANY SUCCESSOR PROVISION THEREUNDER) AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF (OR OF ANY PREDECESSOR OF THIS NOTE) OR THE LAST DAY ON WHICH THE ISSUER OR ANY AFFILIATE OF THE ISSUER WAS THE OWNER OF THIS NOTE (OR ANY PREDECESSOR OF THIS NOTE) AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW (THE "RESALE RESTRICTION TERMINATION DATE"), OFFER, SELL OR OTHERWISE TRANSFER THIS NOTE EXCEPT (A) TO THE ISSUER, (B) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) FOR SO LONG AS THE NOTES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A, TO A PERSON IT REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A INSIDE THE UNITED STATES, (D) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT OR (E) PURSUANT TO ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND (3) AGREES THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS NOTE IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND; PROVIDED THAT THE ISSUER, THE TRUSTEE AND THE REGISTRAR SHALL HAVE THE RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER (I) PURSUANT TO CLAUSE (D) OR (E) TO REQUIRE THE DELIVERY OF

AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM, AND (II) IN EACH OF THE FOREGOING CASES, TO REQUIRE THAT A CERTIFICATION OF TRANSFER IN THE FORM APPEARING ON THE OTHER SIDE OF THIS NOTE IS COMPLETED AND DELIVERED BY THIS TRANSFEROR TO THE TRUSTEE. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE. AS USED HEREIN, THE TERMS "OFFSHORE TRANSACTION," "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANINGS GIVEN TO THEM BY REGULATION S UNDER THE SECURITIES ACT.]

[THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.6 OF THE INDENTURE, (II) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.6(a) OF THE INDENTURE, (III)THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.11 OF THE INDENTURE AND (IV) THIS GLOBAL NOTE MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE ISSUER.

UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE FORM, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) ("DTC"), TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY NOTE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC). ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.]

Capitalized terms used herein shall have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

1. *Interest*. Texas Gas Transmission, LLC, a Delaware limited liability company (the "Issuer"), promises to pay interest on the principal amount of this Note at 5.50% per annum until maturity. The Issuer shall pay interest semi-annually in arrears in cash on April 1 and October 1 of each year, or if any such day is not a Business Day, on the next succeeding Business Day (each an "Interest Payment Date"). Interest on the Notes shall accrue from the

most recent date to which interest has been paid or, if no interest has been paid, from March 27, 2008; provided, however, that if this Note is authenticated between a record date referred to on the face hereof and the next succeeding Interest Payment Date, interest shall accrue from such next succeeding Interest Payment Date; provided, further, that the first Interest Payment Date shall be October 1, 2008. The Issuer shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, from time to time at the interest rate then in effect under the Indenture and this Note; it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest, from time to time at the same rate to the extent lawful. Interest shall be computed on the basis of a 360-day year of twelve 30-day months.

2. *Method of Payment*. The Issuer shall pay interest on the Notes (except defaulted interest) to the Persons in whose name this Note (or one or more Predecessor Notes) is registered at the close of business on March 15 or October 15 preceding the Interest Payment Date, even if such Notes are cancelled after such record date and on or before such Interest Payment Date, except as provided in Section 2.12 of the Indenture with respect to defaulted interest. The Notes shall be payable as to principal, premium, if any, and interest at the office or agency of the Issuer maintained for such purpose, or, at the option of the Issuer, payment of interest may be made by check mailed to the Holders at their addresses set forth in the Security Register; provided, however, that payment by wire transfer of immediately available funds shall be required with respect to principal of and interest and premium, if any, on, all Global Notes and all other Notes the Holders of which shall have provided wire transfer instructions to the Issuer or the Paying Agent. Such payment shall be in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

3. *Paying Agent and Registrar*. Initially, The Bank of New York Trust Company, N.A., the Trustee under the Indenture, shall act as Paying Agent and Registrar. The Issuer may change any Paying Agent or Registrar without notice to any Holder. The Issuer or any of its Subsidiaries may act in any such capacity.

4. *Indenture*. The Issuer issued the Notes under an Indenture, dated as of March 27, 2008 ("Indenture"), among the Issuer and the Trustee. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (15 U.S.Code §§ 77aaa-77bbbb). The Notes are subject to all such terms, and Holders are referred to the Indenture and such Act for a statement of such terms. To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling.

5. *Optional Redemption*.

(a)   The Notes will be redeemable as a whole or in part, at the option of the Issuer at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, as defined in the Indenture below, plus 50 basis points, plus in each case accrued interest thereon to the date of redemption.

For purposes of this Note the following terms shall have the meaning specified.

"*Comparable Treasury Issue*" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

"*Comparable Treasury Price*" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Issuer obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations.

"*Independent Investment Banker*" means one of the Reference Treasury Dealers appointed by the Issuer.

"*Reference Treasury Dealer*" means each of Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC; if any of the Reference Treasury Dealers resigns, the successor dealer shall be a primary U.S. Government securities dealer in New York City selected by the Issuer.

"*Reference Treasury Dealer Quotations*" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Issuer, of the bid and ask prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Issuer by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

"*Yield to Maturity*" means the yield to maturity on the Notes, calculated at the time of issuance of the Notes, and calculated in accordance with accepted financial practice.

(b)   Any prepayment pursuant to this paragraph shall be made pursuant to the provisions of Sections 11.1 through 11.6 of the Indenture.

6.   *Mandatory Redemption*. The Issuer shall not be required to make mandatory redemption or sinking fund payments with respect to the Notes.

7.   *Notice of Redemption*. Notices of redemption shall be mailed at least 30 days but not more than 60 days before the redemption date to each Holder whose Notes are to be redeemed at its registered address. Notes in denominations larger than $2,000 may be redeemed in part but only in integral multiples of $1,000, unless all of the Notes held by a Holder are to be redeemed. On and after the redemption date interest shall cease to accrue on Notes or portions thereof called for redemption.

8.   *Denominations, Transfer, Exchange*. The Notes are in registered form without coupons in denominations of $2,000 and integral multiples of $1,000 in excess thereof. This Note shall represent the aggregate principal amount of Outstanding Notes from time to time endorsed hereon and the aggregate principal amount of Notes represented hereby may from time to time be reduced or increased, as appropriate, to reflect exchanges and redemptions. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuer may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Issuer need not exchange or register the transfer of any Note or portion of a Note selected for redemption, except for the unredeemed portion of any Note being redeemed in part. Also, the Issuer need not exchange or register the transfer of any Notes for a period of 15 days before a selection of Notes to be redeemed or during the period between a record date and the corresponding Interest Payment Date.

9.   *Persons Deemed Owners*. The registered Holder of a Note may be treated as its owner for all purposes.

10.   *Amendment, Supplement and Waiver*. Subject to certain exceptions, the Issuer and the Trustee may amend or supplement the Indenture or the Notes with the consent of the Holders of at least a majority in principal amount of the Notes, including Additional Notes, if any then Outstanding, voting as a single class (including consents obtained in connection with a purchase of or tender offer or exchange offer for the Notes), and, subject to Section 4.10 of the Indenture, any existing Default or Event of Default (except a continuing Default or Event of Default (i) in the payment of principal, premium, if any, interest, if any, on the Notes and (ii) in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Note affected by such modification or amendment) or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of at least a majority in principal amount of the Notes, including Additional Notes, if any, then Outstanding voting as a single class (including consents obtained in connection with a purchase of or tender offer or exchange offer for the Notes). Without the consent of any Holder, the Issuer and the Trustee may amend or supplement the Indenture or the Notes: (a) to convey, transfer, assign, mortgage or pledge to the Trustee as security for the Notes any property or assets; (b) to evidence the succession of another Person to the Issuer, or successive successions, and the assumption by the successor Person of the covenants, agreements and obligations of the Issuer pursuant to Article Eight of the Indenture; (c) to add to the covenants of the Issuer such further covenants, restrictions, conditions or provisions as the Issuer and the Trustee shall consider to be for the protection of the Holders of Notes, and to make the occurrence, or the occurrence and continuance, of a default in any such additional covenants, restrictions, conditions or provisions an Event of Default permitting the enforcement of all or any of the several remedies provided in this Indenture as herein set forth; provided, that in respect of any such additional covenant, restriction, condition or provision such supplemental indenture may provide for a particular period of grace after default (which period may be shorter or longer than that allowed in the case of other defaults) or may provide for an immediate enforcement upon such an Event of Default or may limit the remedies available to the Trustee upon such an Event of Default or may limit the right of the Holders of a majority in aggregate principal amount of the Notes of such series to waive such an Event of Default; (d) to cure any ambiguity or to correct or supplement any provision contained herein or in any supplemental indenture which may be defective or

inconsistent with any other provision contained herein or in any supplemental indenture, or to make any other provisions as the Issuer may deem necessary or desirable, provided that no such action shall materially adversely affect the interests of the Holders of the Notes; (e) to establish the form or terms of the Notes or Additional Notes appertaining to such Notes or Additional Notes; and (f) to evidence and provide for the acceptance of appointment hereunder by a successor trustee with respect to the Notes of one or more series and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one trustee, pursuant to the requirements of Section 5.10 of the Indenture.

11.   *Defaults and Remedies*. Each of the following constitutes an Event of Default with respect to the Notes: default in the payment of any installment of interest upon any of the Notes as and when the same shall become due and payable, and continuance of such default for a period of 30 days; or default in the payment of all or any part of the principal on any of the Notes as and when the same shall become due and payable either at maturity, upon any redemption, by declaration or otherwise; or default in the performance, or breach, of any covenant or warranty of the Issuer in respect of the Notes and continuance of such default or breach for a period of 60 days (or 180 days in the case of a Reporting Failure) after there has been given, by registered or certified mail, to the Issuer by the Trustee or to the Issuer and the Trustee by the Holders of at least 25% in aggregate principal amount of the Outstanding Notes, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" hereunder; or either (1) default in payment of any Indebtedness of the Issuer or any Subsidiary of the Issuer within any applicable grace period after final maturity or (2) the acceleration of Indebtedness of the Issuer or any Subsidiary of the Issuer by the holders thereof because of a default and, in either case, the total amount of the Indebtedness unpaid or accelerated exceeds $25.0 million; or the entry of a decree or order by a court having jurisdiction in the premises adjudging the Issuer or any Significant Subsidiary as bankrupt or insolvent, or approving as properly filed a petition seeking reorganization arrangement, adjustment or composition of or in respect of the Issuer or any Significant Subsidiary under the federal bankruptcy law or any other applicable federal or state law, or appointing a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Issuer or any Significant Subsidiary or for any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days; or the institution by the Issuer or any Significant Subsidiary of proceedings to be adjudicated as bankrupt or insolvent or the consent by the Issuer or any Significant Subsidiary to the institution of bankruptcy or insolvency proceedings against it, or the filing by the Issuer or any Significant Subsidiary of a petition or answer or consent seeking reorganization or relief under the federal bankruptcy law or any other applicable federal or state law, or the consent by the Issuer or any Significant Subsidiary to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Issuer or any Significant Subsidiary or for any substantial part of its property, or the making by the Issuer or any Significant Subsidiary of any general assignment for the benefit of creditors; provided, however, that the occurrence of any of the events described in clause (c) of Section 4.1 of the Indenture shall not constitute an Event of Default if such occurrence is the result of changes in generally accepted accounting principles as recognized by the American Institute of Certified Public Accountants at the date as of which this Indenture is executed and a certificate to such effect is delivered to the Trustee by the Issuer's independent public accountants

If an Event of Default described in clauses (a), (b), (c) or (d) of Section 4.1 of the Indenture occurs and is continuing, then, and in each and every such case, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the Notes then Outstanding under the Indenture by notice in writing to the Issuer (and to the Trustee if given by Noteholders), may declare the entire principal of all Notes, and the interest accrued thereon, if any, to be due and payable immediately, and upon any such declaration, the same shall become immediately due and payable. If an Event of Default described in clause (e) or (f) of Section 4.1 of the Indenture occurs and is continuing, then and in each and every such case, unless the principal of all the Notes shall have already become due and payable, the entire principal of all of the Notes then Outstanding, and interest accrued thereon, if any, will become immediately due and payable without any declaration of acceleration or other act on the part of the Trustee or any Holders.

The foregoing provisions, however, are subject to the condition that if, at any time after the principal of the Notes shall have been so declared due and payable or become automatically due and payable, and before any judgment or decree for the payment of the moneys due shall have been obtained or entered as hereinafter provided, the Issuer shall pay or shall deposit with the Trustee a sum sufficient to pay all matured installments of interest upon all the Notes and the principal of any and all Notes which shall have become due otherwise than by acceleration (with interest upon such principal and, to the extent that payment of such interest is enforceable under applicable law, on overdue installments of interest, at the same rate as the rate of interest specified in the Notes to the date of such payment or deposit) and such amount as shall be sufficient to cover reasonable compensation to the Trustee and each predecessor Trustee and their agents, attorneys and counsel, and all other expenses and liabilities incurred, and all advances made, by the Trustee and each predecessor Trustee except as a result of negligence or bad faith, and if any and all Events of Default under the Indenture, other than the non-payment of the principal of Notes which shall have become due by acceleration, shall have been cured, waived or otherwise remedied as provided herein, then and in every such case the Holders of a majority in aggregate principal amount of all the Notes then Outstanding, by written notice to the Issuer and to the Trustee, may waive all defaults with respect to each such series (or with respect to all the Notes, as the case may be) and rescind and annul such declaration and its consequences, but no such waiver or rescission and annulment shall extend to or shall affect any subsequent default or shall impair any right consequent thereon.

12.   *Trustee Dealings with Issuer*. Subject to certain limitations, the Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Issuer or any Affiliate of the Issuer with the same rights it would have if it were not Trustee.

13.   *No Recourse Against Others*. No past, present or future director, officer, employee, incorporator or sponsor, member, partner or holder of equity interest of the Issuer, as such, shall have any liability for any obligations of the Issuer under the Indenture, the Notes or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability.

14.   *Authentication*. This Note shall not be valid until authenticated by the manual signature of the Trustee or an authenticating agent.

15.   *Abbreviations*. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

16.   *CUSIP Numbers*. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Issuer has caused CUSIP numbers to be printed on the Notes and has directed the Trustee to use CUSIP numbers in notices of redemption or notices of Offers to Purchase as a convenience to Holders. No representation is made as to the correctness of such numbers either as printed on the Notes or as contained in any notice of redemption or notice of an offer to purchase and reliance may be placed only on the other identification numbers printed thereon and any such redemption or offer to purchase shall not be affected by any defect in or omission of such numbers.

The Issuer shall furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to: Texas Gas Transmission, LLC, 9 Greenway Plaza, Suite 2800, Houston, TX 77046, Attn: General Counsel, Facsimile No.: (866) 459-7336.

17.   *Governing Law*. The law of the State of New York shall govern and be used to construe this Note.

Assignment Form

To assign this Note, fill in the form below:

(I) or (we) assign and transfer this Note to

_____

(Insert assignee's social security or other tax I.D. no.)

_____

_____

_____

_____

(Print or type assignee's name, address and zip code)

and irrevocably appoint _____

as agent to transfer this Note on the books of the Issuer. The agent may substitute another to act for him.

Date: _____

Your Signature: _____

(Sign exactly as your name appears on the face of this Note)

Signature Guarantee: _____

Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

SCHEDULE OF EXCHANGES OF INTERESTS IN THE GLOBAL NOTE

The following exchanges of a part of this Global Note for an interest in another Global Note or for a Definitive Note, or exchanges of a part of another Global Note or Definitive Note for an interest in this Global Note, have been made:

Date of Exchange	Amount of decrease in Principal Amount of this Global Note	Amount of increase in Principal Amount of this Global Note	Principal Amount of this Global Note following such decrease (or increase)	Signature of authorized signatory of Trustee or Note Custodian

EXHIBIT B

FORM OF CERTIFICATE OF TRANSFER

TEXAS GAS TRANSMISSION, LLC
[3800 Frederica Street
Ownesboro, KY 42301]
Attn: Jamie Buskill, Chief Financial Officer

The Bank of New York Trust Company, N.A.
2 North LaSalle St., Suite 1020
Chicago, IL 60602
Attn: Corporate Trust Administration
Facsimile No.: (312) 827-8542

Re: 5.50% Notes due 2013

   Reference is hereby made to the Indenture, dated as of March 27, 2008 (the "Indenture"), among Texas Gas Transmission, LLC, as issuer (the "Issuer") and The Bank of New York Trust Company, N.A., as Trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

   _____, (the "Transferor") owns and proposes to transfer the Note[s] or interest in such Note[s] specified in Annex A hereto, in the principal amount of $_____ in such Note[s] or interests (the "Transfer"'), to _____ _____ (the "Transferee"), as further specified in Annex A hereto. In connection with the Transfer, the Transferor hereby certifies that:

[CHECK ALL THAT APPLY]

  1. ☐ Check if Transferee will take delivery of a beneficial interest in the 144A Global Note or a Definitive Note Pursuant to Rule 144A. The Transfer is being effected pursuant to and in accordance with Rule 144A under the United States Securities Act of 1933, as amended (the "Securities Act'), and, accordingly, the Transferor hereby further certifies that the beneficial interest or Definitive Note is being transferred to a Person that the Transferor reasonably believed and believes is purchasing the beneficial interest or Definitive Note for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a "qualified institutional buyer" within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A and such Transfer is in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the 144A Global Note and/or the Definitive Note and in the Indenture and the Securities Act.

  2. ☐ Check if Transferee will take delivery of a beneficial interest in the Regulation S Global Note or a Definitive Note pursuant to Regulation S. The Transfer is being effected

pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and, accordingly, the Transferor hereby further certifies that (i) the Transfer is not being made to a Person in the United States and (x) at the time the buy order was originated, the Transferee was outside the United States or such Transferor and any Person acting on its behalf reasonably believed and believes that the Transferee was outside the United States or (y) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither such Transferor nor any Person acting on its behalf knows that the transaction was prearranged with a buyer in the United States, (ii) no directed selling efforts have been made in contravention of the requirements of Rule 903(b) or Rule 904(a) of Regulation S under the Securities Act, (iii) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act and (iv) if the proposed transfer is being made prior to the expiration of the Distribution Compliance Period, the transfer is not being made to a U.S. Person or for the account or benefit of a U.S. Person (other than an Initial Purchaser). Upon consummation of the proposed transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will be subject to the restrictions on Transfer enumerated in the Private Placement Legend printed on the Regulation S Global Note, the Temporary Regulation S Global Note and/or the Definitive Note and in the Indenture and the Securities Act.

3. ☐ Check and complete if Transferee will take delivery of a Definitive Note pursuant to any provision of the Securities Act other than Rule 144A or Regulation S. The Transfer is being effected in compliance with the transfer restrictions applicable to beneficial interests in Restricted Global Notes and Restricted Definitive Notes and pursuant to and in accordance with the Securities Act and any applicable blue sky securities laws of any state of the United States, and accordingly the Transferor hereby further certifies that (check one):

(a) ☐ such Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act;

or

(b) ☐ such Transfer is being effected to the Issuer or a Subsidiary thereof;

or

(c) ☐ such Transfer is being effected pursuant to an effective registration statement under the Securities Act and in compliance with the prospectus delivery requirements of the Securities Act.

4. ☐ Check if Transferee will take delivery of a beneficial interest in an Unrestricted Global Note or of an Unrestricted Definitive Note.

(a) ☐ Check if Transfer is pursuant to Rule 144. (i) The Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the

terms of the Indenture, the transferred beneficial interest or Definitive Note will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes, on Restricted Definitive Notes and in the Indenture.

(b)　　☐ Check if Transfer is Pursuant to Regulation S. (i) The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes, on Restricted Definitive Notes and in the Indenture.

(c)　　☐ Check if Transfer is Pursuant to Other Exemption. (i) The Transfer is being effected pursuant to and in compliance with an exemption from the registration requirements of the Securities Act other than Rule 144, Rule 903 or Rule 904 and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any State of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will not be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes or Restricted Definitive Notes and in the Indenture.

This certificate and the statements contained herein are made for your benefit and the benefit of the Issuer.

_____

[Insert Name of Transferor]

By:　_____

Name:

Title:

ANNEX A TO CERTIFICATE OF TRANSFER

1.   The Transferor owns and proposes to transfer the following:

[CHECK ONE OF (a) OR (b)]

(a)   ☐ a beneficial interest in the:

      (i)   ☐ 144A Global Note (CUSIP), or

      (ii)   ☐ Regulation S Global Note (CUSIP), or

(b)   ☐ a Restricted Definitive Note.

2.   After the Transfer the Transferee will hold:

[CHECK ONE OF (a), (b) OR (c)]

(a)   ☐ a beneficial interest in the:

      (i)   ☐ 144A Global Note (CUSIP), or

      (ii)   ☐ Regulation S Global Note (CUSIP), or

      (iii)   ☐ Unrestricted Global Note (CUSIP), or

(b)   ☐ a Restricted Definitive Note; or

(c)   ☐ an Unrestricted Definitive Note,

in accordance with the terms of the Indenture.

EXHIBIT C
FORM OF CERTIFICATE OF EXCHANGE

TEXAS GAS TRANSMISSION, LLC
[3800 Frederica Street
Ownesboro, KY 42301]
Attn: Jamie Buskill, Chief Financial Officer

The Bank of New York Trust Company, N.A.
2 North LaSalle St., Suite 1020
Chicago, IL 60602
Attn: Corporate Trust Administration
Facsimile No.: (312) 827-8542

       Re: 5.50% Notes due 2013

Reference is hereby made to the Indenture, dated as of March 27, 2008 (the "Indenture"), among Texas Gas Transmission, LLC, as issuer (the "Issuer") and The Bank of New York Trust Company, N.A., as Trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

_____, (the "Owner") owns and proposes to exchange the Note[s] or interest in such Note[s] specified herein, in the principal amount of $_____ in such Note[s] or interests (the "Exchange"). In connection with the Exchange, the Owner hereby certifies that:

1.   Exchange of Restricted Definitive Notes or Beneficial Interests in a Restricted Global Note for Unrestricted Definitive Notes or Beneficial Interests in an Unrestricted Global Note

(a)   ☐ Check if Exchange is from beneficial interest in a Restricted Global Note to beneficial interest in an Unrestricted Global Note. In connection with the Exchange of the Owner's beneficial interest in a Restricted Global Note for a beneficial interest in an Unrestricted Global Note in an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner's own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Note and pursuant to and in accordance with the United States Securities Act of 1933, as amended (the "Securities Act"), (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest in an Unrestricted Global Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

(b)   ☐ Check if Exchange is from beneficial interest in a Restricted Global Note to Unrestricted Definitive Note. In connection with the Exchange of the Owner's beneficial interest in a Restricted Global Note for an Unrestricted Definitive Note, the Owner

hereby certifies (i) the Unrestricted Definitive Note is being acquired for the Owner's own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Note and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Unrestricted Definitive Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

(c) ☐ Check if Exchange is from Restricted Definitive Note to beneficial interest in an Unrestricted Global Note. In connection with the Owner's Exchange of a Restricted Definitive Note for a beneficial interest in an Unrestricted Global Note, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner's own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

(d) ☐ Check if Exchange is from Restricted Definitive Note to Unrestricted Definitive Note. In connection with the Owner's Exchange of a Restricted Definitive Note for an Unrestricted Definitive Note, the Owner hereby certifies (i) the Unrestricted Definitive Note is being acquired for the Owner's own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Unrestricted Definitive Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

2. Exchange of Restricted Definitive Notes or Beneficial Interests in Restricted Global Notes for Restricted Definitive Notes or Beneficial Interests in Restricted Global Notes

(a) ☐ Check if Exchange is from beneficial interest in a Restricted Global Note to Restricted Definitive Note. In connection with the Exchange of the Owner's beneficial interest in a Restricted Global Note for a Restricted Definitive Note with an equal principal amount, the Owner hereby certifies that the Restricted Definitive Note is being acquired for the Owner's own account without transfer. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the Restricted Definitive Note issued will continue to be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Definitive Note and in the Indenture and the Securities Act.

(b) ☐ Check if Exchange is from Restricted Definitive Note to beneficial interest in a Restricted Global Note. In connection with the Exchange of the Owner's Restricted Definitive Note for a beneficial interest in the [CIRCLE ONE] 144A Global Note, Regulation S Global Note, with an equal principal amount, the Owner hereby certifies (i) the

beneficial interest is being acquired for the Owner's own account without transfer and (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Definitive Note and pursuant to and in accordance with the Securities Act, and in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the beneficial interest issued will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the relevant Restricted Global Note and in the Indenture and the Securities Act.

This certificate and the statements contained herein are made for your benefit and the benefit of the Issuer.

_____

[Insert Name of Transferor]

By: _____
      Name:
      Title:

Dated: _____

TABLE OF CONTENTS

Exhibit 10.1

TEXAS GAS TRANSMISSION, LLC

$250,000,000
5.50% Senior Notes due 2013

Purchase Agreement

March 24, 2008

Credit Suisse Securities (USA) LLC
J.P. Morgan Securities Inc.
Wachovia Capital Markets, LLC
As Representatives of the Initial Purchasers
c/o J.P. Morgan Securities Inc.
270 Park Avenue
New York, New York 10017

Ladies and Gentlemen:

Texas Gas Transmission, LLC, a limited liability company organized under the laws of Delaware (the "Company"), , proposes to issue and sell to the several parties named in Schedule I hereto (the "Initial Purchasers"), for whom you (the "Representatives") are acting as representatives, $250,000,000 principal amount of the Company's 5.50% Senior Notes due 2013 (the "Securities"). The Securities are to be issued under an indenture (the "Indenture"), to be dated as of the Closing Date, between the Company and The Bank of New York Trust Company, N.A., as trustee (the "Trustee"). To the extent there are no additional parties listed on Schedule I other than you, the term Representatives as used herein shall mean you as the Initial Purchasers, and the terms Representatives and Initial Purchasers shall mean either the singular or plural as the context requires. The use of the neuter in this Agreement shall include the feminine and masculine wherever appropriate. Certain terms used herein are defined in Section 21 hereof.

The sale of the Securities to the Initial Purchasers will be made without registration of the Securities under the Act in reliance upon exemptions from the registration requirements of the Act.

In connection with the sale of the Securities, the Company has prepared a preliminary offering memorandum, dated March 24, 2008 (as amended or supplemented at the date thereof, including any and all exhibits thereto, the "Preliminary Memorandum"), and a final offering memorandum, dated March 24, 2008 (as amended or supplemented at the Execution Time, including any and all exhibits thereto, the "Final Memorandum"). Each of the Preliminary Memorandum and the Final Memorandum sets forth certain information concerning the Company and the Securities. The Company hereby confirms that it has authorized the use of the Disclosure Package, the Preliminary Memorandum and the Final Memorandum in connection with the offer and sale of the Securities by the Initial Purchasers.

1.   Representations and Warranties. The Company represents and warrants to, and agrees with, each Initial Purchaser as set forth below in this Section 1.

(a)   The Preliminary Memorandum, at the date thereof, did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. On the date thereof and on the Closing Date, the Final Memorandum did not and will not (and any amendment or supplement thereto, at the date thereof and on the Closing Date, will not) contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representation or warranty as to the information contained in or omitted from the Preliminary Memorandum or the Final Memorandum in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of the Initial Purchasers through the Representatives specifically for inclusion therein, it being understood and agreed that the only such information furnished by or on behalf of any Initial Purchaser consists of the information described as such in Section 8(b) hereof.

(b)   The Disclosure Package, as of the Execution Time, did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from the Disclosure Package based upon and in conformity with information furnished in writing to the Company by or on behalf of the Initial Purchasers through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by or on behalf of any Initial Purchaser consists of the information described as such in Section 8(b) hereof.

(c)   No order or decree preventing the use of the Preliminary Memorandum or the Final Memorandum, nor any order asserting that the transactions contemplated by this Agreement are subject to the registration requirements of the Act, has been issued, and no proceeding for that purpose has commenced or is pending or, to the Company's knowledge, is contemplated.

(d)   Except as contemplated by this Agreement, none of the Company, its Affiliates, or any person acting on their behalf has, directly or indirectly, made offers or sales of any Security, or solicited offers to buy, any Security under circumstances that would require the registration of the Securities under the Act.

(e)   None of the Company, its Affiliates, or any person acting on their behalf has: (i) engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Securities or (ii) engaged in any directed selling efforts (within the meaning of Regulation S) with respect to the Securities; and each of the Company, its Affiliates and the persons acting on their behalf has complied with the offering restrictions requirement of Regulation S.

(f)   The Securities satisfy the eligibility requirements of Rule 144A(d)(3) under the Act.

(g)   Assuming the completeness and accuracy of the representations and warranties of the Initial Purchasers and their compliance with their agreements, in each case contained in Section 4 hereof, no registration under the Act of the Securities is required for the offer and sale of the Securities to or by the Initial Purchasers in the manner contemplated herein, in the Disclosure Package and the Final Memorandum.

(h)   The Company has not paid or agreed to pay to any person any compensation for soliciting another to purchase any securities of the Company (except as contemplated in this Agreement).

(i)   The Company has not offered, sold or issued any securities, or securities that are convertible into other securities, with terms that are substantially similar to the Securities during the six-month period preceding the date of the Final Memorandum, including any sales pursuant to Section 4(2) under the Act, Regulation D or Regulation S. Neither the Company nor any of its Affiliates, has sold or issued any securities that would be integrated with the offering of the Securities contemplated by this Agreement pursuant to the Act, the regulations promulgated thereunder or the interpretations thereof by the Commission.

(j)   Each of the Preliminary Memorandum and the Final Memorandum, as of its date, and each amendment or supplement thereto, as of its date, contained or contains the information specified in, and meets the requirements of, Rule 144A(d)(4) under the Act.

(k)   The Company has been duly formed and is validly existing and in good standing as a limited liability company under the Delaware Limited Liability Company Act (the "Delaware LLC Act"), has the full limited liability company power and authority necessary to own or hold its properties and assets and to conduct the businesses in which it is engaged, and is duly registered or qualified to do business and in good standing as a foreign limited liability company in each jurisdiction listed opposite its name in Schedule II attached hereto, such jurisdictions being the only jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to so register or qualify could not reasonably be expected to have a material adverse effect on the condition (financial or other), results of operations, securityholders' equity, properties, business or prospects of the Company, taken as a whole, whether or not arising in the ordinary course of business (a "Material Adverse Effect").

(l)   Boardwalk Pipelines, LP, a Delaware limited partnership (the "Operating Partnership") owns a 100% limited liability company interest in the Company; such limited liability company interest has been duly and validly authorized and issued in accordance with the limited liability company agreement of the Company (as the same may be amended and restated on or prior to the Closing Date, the "LLC Agreement") and is fully paid (to the extent required under the LLC Agreement) and non-assessable

(except as such non-assessability may be affected by Sections 18-607 and 18-804 of the Delaware LLC Act); and the Operating Partnership owns such limited liability company interest free and clear of all liens, encumbrances, security interests, equities, charges or claims (collectively, "Liens").

(m)   The Company does not own, directly or indirectly, any equity or short- or long-term debt securities of any corporation, partnership, limited liability company, joint venture, association or other entity (other than intercompany advances), and the Company has no subsidiaries.

(n)   On the Closing Date, the Company will have the requisite limited liability company power and authority to issue, sell and deliver the Securities, in accordance with and upon the terms and conditions set forth in this Agreement, the Indenture, the LLC Agreement, the Preliminary Memorandum and the Final Memorandum. On the Closing Date, all corporate, partnership or limited liability company action, as the case may be, required to be taken by the Company or any of its Affiliates or members for the authorization, issuance, sale and delivery of the Securities, the execution and delivery by the Company of this Agreement, the Indenture and the Securities and the consummation of the transactions contemplated by this Agreement, the Indenture and the Securities shall have been validly taken.

(o)   The LLC Agreement has been duly authorized and executed by the Operating Partnership and is a valid and legally binding agreement of the Operating Partnership, enforceable against the Operating Partnership in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors' rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

(p)   This Agreement has been duly and validly authorized, executed and delivered by the Company.

(q)   Each Indenture has been duly authorized by the Company and, when duly executed and delivered by the Company and the Trustee, will constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors' rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law). While the parties hereto acknowledge that the Indenture will not be qualified under the Trust Indenture Act, on the Closing Date, the Indenture will conform in all material respects to the requirements of the Trust Indenture Act and the rules and regulations of the Commission applicable to an indenture that is qualified thereunder.

(r)   The Securities have been duly authorized and, on the Closing Date, will have been duly executed by the Company and, when authenticated, issued and delivered in the manner provided for in the Indenture and delivered against payment of the purchase price therefor as provided in this Agreement, will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as the enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors' rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law), and will be in the form contemplated by, and entitled to the benefits of, the Indenture.

(s)   The Securities and the Indenture will conform in all material respects to the respective statements relating thereto contained in the Preliminary Memorandum and the Final Memorandum.

(t)   None of the offering, issuance and sale by the Company of the Securities and the application of the proceeds therefrom as described under the caption "Use of Proceeds" in each of the Preliminary Memorandum and the Final Memorandum, the execution, delivery and performance of this Agreement, the Indenture and the Securities by the Company , or the consummation of the transactions contemplated by this Agreement and the Indenture (i) constitutes or will constitute a violation of the certificate or agreement of limited partnership, certificate of formation, the limited liability company agreement or other organizational documents of the Company or, to the Company's knowledge, any of its Affiliates, (ii) constitutes or will constitute a breach or violation of or a default under (or an event that, with notice or lapse of time or both, would constitute such a breach or violation of or default under), any indenture, mortgage, deed of trust, guarantee, loan agreement, lease or other agreement or instrument to which the Company or, to the Company's knowledge , any of its Affiliates is a party, by which any of them is bound or to which any of their respective properties or assets is subject, (iii) violates or will violate any statute, law, ordinance, regulation, order, judgment, decree or injunction of any court or governmental agency or body to which the Company or, to the Company's knowledge, any of its Affiliates or any of their respective properties or assets may be subject or (iv) will result in the creation or imposition of any Lien upon any property or assets of the Company or, to the Company's knowledge , any of its Affiliates, which conflicts, breaches, violations, defaults or Liens, in the case of clauses (ii), (iii) or (iv), would, individually or in the aggregate, have a Material Adverse Effect.

(u)   Except for such consents, approvals, authorizations, registrations or qualifications as may be required under applicable state securities laws in connection with the purchase and sale of the Securities by the Initial Purchasers, no consent, approval, authorization or order of, or filing or registration with, any court or governmental agency or body to which the Company or any of its properties or assets is subject is required for the execution, delivery and performance of this Agreement, the Indenture and the Securities by the Company, the consummation of the transactions contemplated by this Agreement and the Indenture and the application of the proceeds

5

from the sale of the Securities as described under the caption "Use of Proceeds" in each of the Preliminary Memorandum and the Final Memorandum.

(v)   At December 31, 2007, the Company would have had, on the as adjusted basis indicated in each of the Disclosure Package and the Final Memorandum, a capitalization as set forth therein. The historical financial statements (including the related notes and supporting schedules) included in the Preliminary Memorandum and the Final Memorandum present fairly in all material respects the financial position, results of operations and cash flows of the Company on the basis stated therein at the respective dates or for the respective periods to which they apply, and have been prepared in accordance with generally accepted accounting principles consistently applied throughout the periods involved. The summary historical information set forth in the Preliminary Memorandum and the Final Memorandum under the caption "Summary Historical Financial and Operating Data" is accurately presented in all material respects and prepared on a basis consistent with the audited and unaudited historical consolidated financial statements from which it has been derived.

(w)   Deloitte & Touche LLP, who have certified certain financial statements of the Company, whose report appears in each of the Preliminary Memorandum and the Final Memorandum and who have delivered the initial letter referred to in Section 6(e) hereof, are independent certified public accountants with respect to the Company under Rule 101 of the AICPA's Code of Professional Conduct and its interpretations and rulings and were such during the periods covered by the financial statements on which they reported.

(x)   The statistical and market-related data included in each of the Preliminary Memorandum and the Final Memorandum are based on or derived from sources that the Company believes to be reliable and accurate in all material respects.

(y)   The Company has good and indefeasible title to all real property and good title to all personal property contemplated as owned by it in each of the Preliminary Memorandum and the Final Memorandum, in each case free and clear of all Liens and other defects, except as described in the Disclosure Package or that would not materially affect the value of such property and would not materially interfere with the use made and proposed to be made of such property as described in each of the Preliminary Memorandum and the Final Memorandum. With respect to title to pipeline rights-of-way, the Company has not received any actual notice or claim from any owner of land upon which any pipeline that is owned by the Company is located that the Company does not have sufficient title to enable it to use and occupy the pipeline rights-of-way as they have been used and occupied in the past and are proposed to be used and occupied in the future as described in each of the Preliminary Memorandum and the Final Memorandum, except where such failure to have sufficient title would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All assets held under lease or license by the Company are held under valid, subsisting and enforceable leases or licenses, with such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or materially interfere with the use made and proposed to be made of such assets as they have been used in the past and

are proposed to be used in the future as described in each of the Preliminary Memorandum and the Final Memorandum.

(z)   The Company carries or is covered by insurance from insurers of recognized financial responsibility in such amounts and covering such risks as is reasonably adequate for the conduct of its business and the value of its properties and as is customary for companies engaged in similar businesses in similar industries. All policies of insurance of the Company are in full force and effect, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; the Company is in compliance with the terms of such policies in all material respects; and the Company has not received notice from any insurer or agent of such insurer that any material capital improvements or other expenditures are required or necessary to be made in order to continue such insurance.

(aa)   The Company owns or possesses adequate rights to use all material patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights, licenses and know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures) necessary for the conduct of its business, and the Company does not have any reason to believe that the conduct of its business will conflict in any material respect with, and the Company has not received any notice or claim of conflict with, any such rights of any other person or party.

(bb)   Except as described in the Disclosure Package, there are no legal or governmental proceedings pending to which the Company is a party or to which any property or asset of the Company is subject that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or a material adverse effect on the performance of this Agreement, the Indenture and the Securities or the consummation of the transactions contemplated by this Agreement and the Indenture, and to the Company's knowledge, no such proceedings are threatened or contemplated by governmental authorities or others. There are no legal or governmental proceedings pending that would be required by the Act to be described in the Preliminary Memorandum and the Final Memorandum, if the Preliminary Memorandum and the Final Memorandum were prospectuses included in a registration statement on Form S-1 filed with the Commission, that are not so described.

(cc)   The statements set forth in each of the Preliminary Memorandum and the Final Memorandum under the caption "Description of the Notes," insofar as they purport to constitute a summary of the terms of the Indenture and the Securities or a summary of certain provisions of documents referred to therein, and under the caption "Certain United States Federal Tax Consequences," insofar as they purport to summarize the laws referred to therein, are accurate summaries in all material respects

(dd)   Except as described in the Disclosure Package, no labor disturbance by the employees of the Company (and to the extent that they perform services on behalf of the Company, employees of any of its Affiliates) exists or, to the Company's knowledge , is

imminent or threatened that could reasonably be expected to have a Material Adverse Effect.

(ee)   Since the date as of which information is given in the Preliminary Memorandum, except as otherwise stated in the Disclosure Package, (i) the Company has not sustained any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, any labor dispute or any court or governmental action, order or decree, and (ii) there has not been any adverse change in the members' equity or short- or long-term debt of the Company or any adverse change, or any development involving a prospective adverse change, in or affecting the condition (financial or otherwise), results of operations, securityholders' equity, properties, management, business or prospects of the Company, in each case except as could not reasonably be expected to have a Material Adverse Effect or as set forth or contemplated in the Disclosure Package.

(ff)   The Company has filed all tax returns required to be filed through the date hereof, which returns are complete and correct in all material respects, and has paid all taxes shown to be due pursuant to such returns, other than those that (i) if not paid, could not reasonably be expected to have a Material Adverse Effect or (ii) are being contested in good faith and for which adequate reserves have been established in accordance with generally accepted accounting principles.

(gg)   Since the date as of which information is given in the Preliminary Memorandum, except as otherwise stated in the Disclosure Package, the Company has not (i) issued or granted any securities, (ii) incurred any liability or obligation, direct or contingent, other than liabilities and obligations that were incurred in the ordinary course of business, (iii) entered into any transaction not in the ordinary course of business or (iv) declared or paid any dividend or distribution on its equity interests.

(hh)   The Company (i) makes and keeps accurate books and records and (ii) maintains a system of internal accounting controls sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management's general or specific authorizations, (B) transactions are recorded as necessary to permit preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States and to maintain accountability for its assets, (C) access to the Company's assets is permitted only in accordance with management's general or specific authorization and (D) the recorded accountability for the Company's assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company's internal controls over financial reporting are effective and the Company is not aware of any material weakness in its internal control over financial reporting.

(ii)   Since the date of the Company's most recent balance sheet reviewed or audited by Deloitte & Touche LLP, (i) the Company has not been advised of (A) any significant deficiencies in the design or operation of internal controls that are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial data, or any material weaknesses in internal controls (whether or not

remediated) and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the internal controls of the Company, and (ii) since that date, there have been no changes in internal controls that have materially affected, or are reasonably likely to materially affect, internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

(jj) There is no relationship, direct or indirect, between or among the Company, on the one hand, and the directors, officers, securityholders, customers or suppliers of the Company, on the other hand, that would be required by the Act to be described in the Preliminary Memorandum and the Final Memorandum, if the Preliminary Memorandum and the Final Memorandum were prospectuses included in a registration statement on Form S-1 filed with the Commission, that is not so described.

(kk) The Company (i) is not in violation of its certificate of formation, the LLC Agreement or other organizational documents, (ii) is not in breach of or default under any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, guarantee, lease or other agreement or instrument to which it is a party, by which it is bound or to which any of its properties or assets is subject (and no event has occurred that, with notice or lapse of time or both, would constitute such a breach or default), (iii) is not in violation of any statute, law, ordinance, rule, regulation, order, judgment, decree or injunction of any court or governmental agency or body to which it or its property or assets may be subject and (iv) has not failed to obtain any license, permit, certificate, franchise or other governmental authorization or permit necessary to the ownership of its property or to the conduct of its business, except, in the case of clauses (ii) or (iv), as could not reasonably be expected to have a Material Adverse Effect.

(ll) Except as described in the Disclosure Package, the Company (i) is in compliance with any and all applicable federal, state and local laws, regulations, ordinances, rules, orders, judgments, decrees or other legal requirements relating to the protection of human health and safety, the environment or natural resources or imposing liability or standards of conduct concerning any Hazardous Materials (as defined below) ("Environmental Laws"), (ii) has received, and as necessary maintained, all permits required of it under applicable Environmental Laws to conduct its business, (iii) is in compliance with all terms and conditions of any such permits and (iv) does not have any liability in connection with the release into the environment of any Hazardous Material, except where such noncompliance with Environmental Laws, failure to receive and maintain required permits, failure to comply with the terms and conditions of such permits or liability in connection with such releases could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The term "Hazardous Material" means (1) any "hazardous substance" as defined in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), (2) any "hazardous waste" as defined in the Resource Conservation and Recovery Act, as amended, (3) petroleum or any petroleum product, (4) any polychlorinated biphenyl and (5) any pollutant, contaminant or hazardous, dangerous or toxic chemical, material, waste or substance regulated under or within the meaning of any other Environmental Law. The Company has not been named as a

"potentially responsible party" under CERCLA or any other similar Environmental Law, except with respect to any matters that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect. Except as described in the Disclosure Package, the Company (A) is not a party to any proceeding under Environmental Laws in which a governmental authority is also a party, other than proceedings regarding which it is believed that no monetary penalties in excess of $100,000 will be imposed, (B) has not received notice of any potential liability for the disposal or release of any Hazardous Material, except where such liability could not reasonably be expected to have a Material Adverse Effect, and (C) does not anticipate any material capital expenditures relating to Environmental Laws.

(mm) The Company is in compliance in all material respects with all presently applicable provisions of the Employee Retirement Income Security Act of 1974, as amended, including the regulations and published interpretations thereunder ("ERISA"); no "reportable event" (as defined in ERISA) has occurred with respect to any "pension plan" (as defined in ERISA) for which the Company would have any liability; the Company has not incurred nor does it expect to incur liability under (i) Title IV of ERISA with respect to the termination of, or withdrawal from, any "pension plan" or (ii) Sections 412 or 4971 of the Internal Revenue Code of 1986, as amended, including the regulations and published interpretations thereunder (the "Code"); and each "pension plan" that is intended to be qualified under Section 401(a) of the Code and for which the Company would have any liability is so qualified and nothing has occurred, whether by action or by failure to act, that would cause the loss of such qualification.

(nn) The Company has, or on the Closing Date will have, such permits, consents, licenses, franchises, certificates and other approvals or authorizations of governmental or regulatory authorities ("Permits") as are necessary to own or lease its properties and to conduct its business in the manner described in each of the Preliminary Memorandum and the Final Memorandum, except as disclosed in or specifically contemplated by the Disclosure Package or except for any failure to have any such Permit that could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as described in the Disclosure Package, the Company has fulfilled and performed all of its material obligations with respect to all such Permits, and no event has occurred that would prevent any such Permit from being renewed or reissued, that allows, or after notice or lapse of time would allow, revocation or termination of any such Permit or that would result in any other impairment of the rights of the holder of any such Permit, except for any such non-renewal, revocation, termination or impairment that could not reasonably be expected to have a Material Adverse Effect.

(oo) The Company is not, and as of the Closing Date and after giving effect to the application of the net proceeds of the offering as described under the caption "Use of Proceeds" in the Disclosure Package and the Final Memorandum, the Company will not be, an "investment company" as defined in the Investment Company Act of 1940, as amended (the "Investment Company Act").

(pp)   Neither the Company nor, to the Company's knowledge, any of its Affiliates, has distributed, and prior to the later to occur of the Closing Date and completion of the distribution of the Securities, neither the Company nor, to the Company's knowledge, any of its affiliates, will distribute, any offering material in connection with the offering and sale of the Securities other than the Disclosure Package and the Final Memorandum.

(qq)   Neither the Company nor, to the Company's knowledge, any of its affiliates has taken, nor will either of the Company or, to the Company's knowledge, any of its affiliates take, directly or indirectly, any action that has constituted, that was designed to cause or result in, or that could reasonably be expected to cause or result in, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

(rr)   Except for this Agreement, there are no contracts, agreements or understandings between the Company and any person that would give rise to a valid claim against the Company or any Initial Purchaser for a brokerage commission, finder's fee or other like payment in connection with the offering and sale of the Securities contemplated by this Agreement.

(ss)   Except as disclosed in the Preliminary Memorandum and the Final Memorandum, the Company (i) does not have any material lending or other relationship with any Initial Purchaser or affiliate of any Initial Purchaser and (ii) does not intend to use any of the proceeds from the sale of the Securities hereunder to repay any outstanding debt owed to any affiliate of any Initial Purchaser.

Any certificate signed by or on behalf of the Company and delivered to the Representatives or counsel for the Initial Purchasers in connection with the offering of the Securities shall be deemed a representation and warranty by the Company, as to matters covered thereby, to each Initial Purchaser.

2.   Purchase and Sale. Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, the Company agrees to sell to each Initial Purchaser, and each Initial Purchaser agrees, severally and not jointly, to purchase from the Company at a purchase price of 99.019% of the principal amount thereof, plus accrued interest, if any, from March 27, 2008 to the Closing Date, the principal amount of the Securities set forth opposite such Initial Purchaser's name in Schedule I hereto.

3.   Delivery and Payment. Delivery of and payment for the Securities shall be made at 10:00 A.M., New York City time, on March 27, 2008, or at such time on such later date not more than three Business Days after the foregoing date as the Representatives shall designate, which date and time may be postponed by agreement between the Representatives and the Company or as provided in Section 9 hereof (such date and time of delivery and payment for the Securities being herein called the "Closing Date"). Delivery of the Securities shall be made to the Representatives for the respective accounts of the several Initial Purchasers against payment by the several Initial Purchasers through the Representatives of the purchase price thereof to or upon the order of the Company by wire transfer payable in same-day funds to the account

specified by the Company. Delivery of the Securities shall be made through the facilities of The Depository Trust Company unless the Representatives shall otherwise instruct.

4.   <u>Offering, Representations and Warranties by Initial Purchasers</u>.

(a)   Each Initial Purchaser acknowledges that the Securities have not been and will not be registered under the Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Act.

(b)   Each Initial Purchaser, severally and not jointly, represents and warrants to and agrees with the Company that:

(i)   it has not offered or sold, and will not offer or sell, any Securities as part of their distribution at any time except:

(A)   within the United States to persons, or to, or for the account of benefit of, U.S. persons, in each case whom it reasonably believes to be "qualified institutional buyers" (as defined in Rule 144A under the Act) or

(B)   to persons other than U.S. persons outside the United States in accordance with Rule 903 of Regulation S;

(ii)   neither it nor any person acting on its behalf has made or will make offers or sales of the Securities in the United States by means of any form of general solicitation or general advertising (within the meaning of Regulation D) in the United States;

(iii)   in connection with each sale pursuant to Section 4(b)(i)(A), it has taken or will take reasonable steps to ensure that the purchaser of such Securities is aware that such sale may be made in reliance on Rule 144A;

(iv)   neither it, nor any of its Affiliates nor any person acting on its or their behalf, has engaged or will engage in any directed selling efforts (within the meaning of Regulation S) with respect to the Securities;

(v)   it is an "accredited investor" (as defined in Rule 501(a) of Regulation D);

(vi)   without the prior written consent of the Company, it has not given and will not give to any prospective purchaser of the Securities any written information concerning the offering of the Securities ("Written Information") other than materials contained in the Disclosure Package, the Final Memorandum or any other offering materials prepared by or with the prior written consent of the Company; provided that the prior written consent of the Company shall be deemed to have been given in respect of (x) preliminary and final term sheets relating to the offer and sale of the Securities containing customary terms and (y)

material relating to the offer and sale of the Securities prepared by the Initial Purchasers that does not contain information provided by or on behalf of the Company specifically for use in such material; and

(vii)   at or prior to the confirmation of any sale of Securities pursuant to Regulation S, it will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Securities from it or through it during the distribution compliance period (as defined in Regulation S) a confirmation or notice to substantially the following effect:

"The Securities covered hereby have not been registered under the U.S. Securities Act of 1933, as amended (the "Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and the date of closing of the offering, except in either case in accordance with Regulation S or Rule 144A under the Act. Terms used in this paragraph have the meanings given to them by Regulation S."

(viii)   it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any Securities, in circumstances in which Section 21(1) of the FSMA does not apply to the Company;

(ix)   it has complied and will comply with all applicable provisions of the FMSA with respect to anything done by it in relation to the Securities in, from and otherwise involving the United Kingdom; and

(x)   in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), it has not made and will not make an offer to the public of any Securities which are the subject of the offering contemplated by this Agreement in that Relevant Member State, except that it may make an offer to the public in that Relevant Member State of any Securities at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(A)   to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(B)   to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year, (ii) a total balance sheet of more than €43,000,000 and (iii) an

annual turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(C) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior written consent of the Representatives for any such offer; or

(D) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of Securities shall result in a requirement for the publication by the Company or any Initial Purchaser of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer to the public" in relation to any Securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Securities to be offered so as to enable an investor to decide to purchase any Securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

5. Agreements. The Company agrees with each Initial Purchaser that:

(a) The Company will furnish to each Initial Purchaser and to counsel for the Initial Purchasers, without charge, during the period referred to in Section 5(d) below, as many copies of the Disclosure Package, the Final Memorandum, each amendment or supplement thereto, and the materials contained therein as they may reasonably request.

(b) The Company will prepare a final term sheet, containing solely a description of final terms of the Securities and the offering thereof, in the form approved by you and attached as Schedule III hereto.

(c) The Company will not amend or supplement the Disclosure Package or the Final Memorandum without the prior written consent of the Representatives.

(d) If at any time prior to the completion of the sale of the Securities by the Initial Purchasers (as determined by the Representatives), any event occurs as a result of which the Disclosure Package or the Final Memorandum, as then amended or supplemented, would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made or the circumstances then prevailing, not misleading, or if it should be necessary to amend or supplement the Disclosure Package or the Final Memorandum to comply with applicable law, the Company will promptly (i) notify the Representatives of any such event; (ii) subject to the requirements of Section 5(c), prepare an amendment or supplement that will correct such statement or omission or

effect such compliance; and (iii) supply any supplemented or amended Disclosure Package or Final Memorandum to the several Initial Purchasers and counsel for the Initial Purchasers without charge in such quantities as they may reasonably request.

(e)   Without the prior written consent of the Representatives, the Company has not given and will not give to any prospective purchaser of the Securities any Written Information other than materials contained in the Disclosure Package, the Final Memorandum or any other offering materials prepared by or with the prior written consent of the Representatives.

(f)   The Company will arrange, if necessary, for the qualification of the Securities for sale by the Initial Purchasers under the laws of such jurisdictions as the Representatives may reasonably designate (including Japan and certain provinces of Canada) and will maintain such qualifications in effect so long as reasonably required for the sale of the Securities; provided that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to service of process in suits in any jurisdiction where it is not now so subject. The Company will promptly advise the Representatives of the receipt by the Company of any notification with respect to the suspension of the qualification of the Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose.

(g)   During the period of two years following the Closing Date, the Company will not, and will not permit any of its Affiliates to, resell any Securities that have been acquired by any of them.

(h)   None of the Company, its Affiliates, or any person acting on their behalf will, directly or indirectly, make offers or sales of any security, or solicit offers to buy any security, under circumstances that would require the registration of the Securities under the Act.

(i)   None of the Company, its Affiliates, or any person acting on their behalf will engage in any directed selling efforts (within the meaning of Regulation S) with respect to the Securities.

(j)   None of the Company, its Affiliates, or any person acting on their behalf will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Securities in the United States.

(k)   For so long as any of the Securities are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the Act, the Company, during any period in which it is not subject to and in compliance with Section 13 or 15(d) of the Exchange Act or it is not exempt from such reporting requirements pursuant to and in compliance with Rule 12g3-2(b) under the Exchange Act, will provide to each holder of such restricted securities and to each prospective purchaser (as designated by such holder) of such restricted securities, upon the request of such holder or prospective

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purchaser, any information required to be provided by Rule 144A(d)(4) under the Act. This covenant is intended to be for the benefit of the holders, and the prospective purchasers designated by such holders, from time to time of such restricted securities.

(l)   The Company will cooperate with the Representatives and use their commercially reasonable efforts to permit the Securities to be eligible for clearance and settlement through The Depository Trust Company.

(m)   Each of the Securities will bear, to the extent applicable, the legend contained in "Notice to Investors" in the Preliminary Memorandum and the Final Memorandum for the time period and upon the other terms stated therein.

(n)   The Company will not take, directly or indirectly, any action that has constituted, or that is designed to or that might reasonably be expected to cause or result in, under the Exchange Act or otherwise, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

(o)   The Company will, for a period of twelve months following the Execution Time, furnish to the Representatives (i) all reports or other communications (financial or other) generally made available to the unitholders of Boardwalk Pipelines Partners, LP, and deliver such reports and communications to the Representatives as soon as they are available, unless such documents are furnished to or filed with the Commission or any securities exchange on which any class of securities of the Company is listed and generally made available to the public, and (ii) such additional information concerning the business and financial condition of the Company as the Representatives may from time to time reasonably request.

(p)   The Company will comply with all applicable securities and other laws, rules and regulations, and use its best efforts to cause the Company's directors and officers, in their capacities as such, to comply with such laws, rules and regulations.

(q)   The Company agrees to pay the costs and expenses relating to the following matters: (i) the issuance of the Securities and the fees of the Trustee; (ii) the preparation, printing or reproduction of the Disclosure Package, the Final Memorandum, each amendment or supplement thereto, and the materials contained therein; (iii) the printing (or reproduction) and delivery (including postage, air freight charges and charges for counting and packaging) of such copies of the Disclosure Package, the Final Memorandum, each amendment or supplement thereto, and the materials contained therein, as may, in each case, be reasonably requested for use in connection with the offering and sale of the Securities; (iv) the authentication, issuance and delivery of the Securities; (v) any stamp or transfer taxes in connection with the original issuance and sale of the Securities; (vi) the preparation and delivery of any blue sky memorandum; (vii) any registration or qualification of the Securities for offer and sale under the securities or blue sky laws of the several states, Japan, the provinces of Canada and any other jurisdictions specified pursuant to Section 5(f) (including filing fees and the reasonable fees and expenses of counsel for the Initial Purchasers relating to such registration and qualification); (viii) the transportation and other expenses incurred by or

on behalf of Company representatives in connection with presentations to prospective purchasers of the Securities; (ix) the fees and expenses of the Company's accountants and the fees and expenses of counsel (including local and special counsel) for the Company; and (x) all other costs and expenses incident to the performance by the Company of its obligations hereunder; <u>provided</u> that, except as provided in this Section 5 and in Section 7 hereof, the Initial Purchasers shall pay their own costs and expenses, including the costs and expenses of their counsel, any transfer taxes on the Securities that they may sell and the expenses of advertising any offering of the Securities made by the Initial Purchasers.

6.   <u>Conditions to the Obligations of the Initial Purchasers</u>. The obligations of the Initial Purchasers to purchase the Securities shall be subject to the accuracy of the representations and warranties of the Company contained herein at the Execution Time and on the Closing Date, to the accuracy of the statements of the Company made in any certificates pursuant to the provisions hereof, to the performance by the Company of its obligations hereunder and to the following additional conditions:

(a)   The Company shall have requested and caused Vinson & Elkins L.L.P., counsel for the Company, to furnish to the Representatives its opinion, dated the Closing Date and addressed to the Representatives, to the effect that:

(i)   Assuming the accuracy of the representations and warranties and compliance with the agreements contained herein (without regard to the representation found in Section 1(g)), no registration under the Act of the Securities is required for the sale and delivery of the Securities by the Company to the Initial Purchasers or the offer and sale by the Initial Purchasers of the Securities solely in the manner contemplated herein, in the Disclosure Package and in the Final Memorandum and no qualification of an indenture under the Trust Indenture Act is required; <u>provided</u>, <u>however</u>, that such counsel expresses no opinion as to any subsequent resale of any Security;

(ii)   The Company has been duly formed and is validly existing and in good standing as a limited liability company under the Delaware LLC Act, has the full limited liability company power and authority necessary to own or hold its properties and assets and to conduct the businesses in which it is engaged, and is duly registered or qualified to do business and is in good standing as a foreign limited liability company in each jurisdiction listed opposite its name in Schedule II hereto;

(iii)   The Operating Partnership owns a 100% limited liability company interest in the Company; such limited liability company interest has been duly and validly authorized and issued in accordance with the LLC Agreement and is fully paid (to the extent required under the LLC Agreement) and non-assessable (except as such non-assessability may be affected by Sections 18-607 and 18-804 of the Delaware LLC Act); and the Operating Partnership owns such limited liability company interest free and clear of all Liens (except restrictions on transferability contained in the LLC Agreement, as described in the Preliminary Memorandum or created or arising under the Delaware LLC Act) (i) in respect of

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which a financing statement under the Uniform Commercial Code of the State of Delaware naming the Operating Partnership as debtor is on file with the Secretary of State of the State of Delaware or (ii) otherwise known to such counsel, without independent investigation, other than those created by or arising under the Delaware LLC Act or the LLC Agreement;

(iv)   The Purchase Agreement has been duly and validly authorized, executed and delivered by the Company;

(v)   Each Indenture has been duly and validly authorized, executed and delivered by the Company and (assuming the due authorization, execution and delivery thereof by the Trustee) constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors' rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing;

(vi)   The Securities have been duly and validly authorized by the Company and, assuming that the Securities have been duly authenticated by the Trustee in the manner described in its certificate delivered to you today (which fact such counsel need not determine by an inspection of the Securities) and have been delivered against payment of the purchase price therefor as provided in the Purchase Agreement, have been duly executed, issued and delivered by the Company and constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as the enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors' rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing, and will be in the form contemplated by, and entitled to the benefits of, the Indenture;

(vii)   None of the offering, issuance and sale by the Company of the Securities, the execution, delivery and performance of the Purchase Agreement, the Indenture and the Securities by the Company , or the consummation of the transactions contemplated thereby (i) constitutes or will constitute a violation of the certificate of formation, the LLC Agreement or other organizational documents of the Company, (ii) constitutes or will constitute a breach or violation of or a default under (or an event that, with notice or lapse of time or both, would constitute such a breach or violation of or default under), any agreement filed as an exhibit to Boardwalk Pipeline Partners, LP's Form 10-K for the year ended December 31, 2007 or any subsequent reports filed by Boardwalk Pipeline Partners, LP under the Exchange Act or (iii) violates or will violate any applicable

law of the United States of America or the State of New York or the Delaware LLC Act, excluding in the case of clauses (ii) and (iii) any such breaches, violations and defaults that would not have a Material Adverse Effect;

(viii)   No Governmental Approval is required for the execution, delivery and performance of the Purchase Agreement, the Indenture and the Securities by the Company, the consummation of the transactions contemplated thereby and the application of the proceeds from the sale of the Securities as described under the caption "Use of Proceeds" in each of the Preliminary Memorandum and the Final Memorandum, except for such Governmental Approvals (i) as have been obtained or made or (ii) would not have a Material Adverse Effect if not obtained or made;

(ix)   The statements set forth in each of the Preliminary Memorandum and the Final Memorandum under the caption "Description of the Notes," insofar as they purport to constitute a summary of the terms of the Indenture and the Securities or a summary of certain provisions of documents referred to therein, and under the caption "Certain United States Federal Tax Consequences," insofar as they purport to summarize the laws referred to therein, are accurate summaries in all material respects, subject to the qualifications and assumptions therein; and the Securities and the Indenture conform in all material respects to the descriptions thereof contained in the Preliminary Memorandum and the Final Memorandum under the caption "Description of the Notes;" and

(x)   The Company is not, and after giving effect to the application of the net proceeds from the offering as described under the caption "Use of Proceeds" in each of the Preliminary Memorandum and the Final Memorandum, the Company will not be, an "investment company" as defined in the Investment Company Act.

In rendering such opinion, such counsel may state that its opinion is limited to matters governed by the federal laws of the United States of America, the laws of the State of New York and the Delaware LLC Act. Such counsel need not express any opinion with respect to the title of the Company to any of its respective real or personal property, and need not express any opinion with respect to state or local taxes or tax statutes to which the Company may be subject.

In addition, such counsel shall state that it has participated in conferences with officers and other representatives of the Company, representatives of the independent registered public accounting firm of the Company and representatives of the Initial Purchasers, at which the contents of the Disclosure Package and the Final Memorandum and related matters were discussed, and although such counsel did not independently investigate or verify the information set forth in the Disclosure Package and the Final Memorandum, and such counsel is not passing upon and does not assume any responsibility for, the accuracy, completeness or fairness of the statements contained in the Disclosure Package and the Final Memorandum (except to the extent specified in paragraph (x) above), based on the foregoing (relying as to factual matters in respect of the determination of materiality to the extent such counsel deems reasonable and

appropriate upon the statements of fact made by officers and other representatives of the Company), no facts have come to such counsel's attention that have led such counsel to believe that:

    (A)   the Final Memorandum, as of its date and as of the Closing Date, contained or contains any untrue statement of a material fact or omitted or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; or

    (B)   the Disclosure Package, as of the Execution Time, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

except that in each case such counsel need express no opinion with respect to the financial statements and notes and schedules thereto or other related financial, accounting and statistical data contained in or omitted from the Disclosure Package or the Final Memorandum or any further amendment or supplement thereto.

"Applicable Law" means those laws, rules and regulations that, in such counsel's experience, are normally applicable to transactions of the type contemplated by the Purchase Agreement, the Indenture and the Securities without such counsel's having made any special investigation as to the applicability of any specific law, rule or regulation, and that are not the subject of a specific opinion herein referring expressly to a particular law or laws; provided however, that such references do not include any municipal or other local laws, rules or regulations, any antifraud, environmental, labor, tax, state securities or Blue Sky, insurance or antitrust laws, rules or regulations, the Natural Gas Act, as amended, the rules and regulations promulgated thereunder by the Federal Energy Regulatory Commission, and the rules and regulations of the National Association of Securities Dealers, Inc.

"Governmental Approval" means any consent, approval, license, authorization or validation of, or filing, recording or registration with, any executive, legislative, judicial, administrative or regulatory authority of the State of New York, the State of Delaware or the United States of America, pursuant to (a) applicable laws of the State of New York, (b) applicable laws of the United States of America or (c) the Delaware LLC Act.

(b)   The Company shall have requested and caused Michael E. McMahon, General Counsel for the Company, to furnish to the Representatives his opinion, dated the Closing Date and addressed to the Representatives, to the effect that:

    (i)   Except as described in the Disclosure Package, there are no legal or governmental proceedings pending to which the Company is a party or to which any property or asset of the Company is subject that, if determined adversely to the Company, could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or an adverse effect on the performance of the Purchase Agreement or the consummation of the transactions

contemplated thereby, and, to his knowledge, no such proceedings are threatened or contemplated by governmental authorities or others; and to his knowledge, there are no statutes or pending or threatened legal or governmental proceedings that would be required by the Act to be described in the Preliminary Memorandum and the Final Memorandum, if the Preliminary Memorandum and the Final Memorandum were prospectuses included in a registration statement on Form S-1 filed with the Commission, that are not so described;

(ii)   The statements made in each of the Preliminary Memorandum and the Final Memorandum under the captions "Risk Factors—Risks Related to Our Business—Our natural gas transportation, gathering and storage operations are subject to FERC rate-making policies that could have an adverse impact on our ability to establish rates that would allow us to recover the full cost of operating our pipelines including a reasonable return and our ability to service our debt," "Risk Factors— Risks Related to Our Business—Our natural gas transportation and storage operations are subject to extensive regulation by FERC in addition to FERC rules and regulations related to the rates we can charge for our services," "Risk Factors— Risks Related to Our Business—We are subject to laws and regulations relating to the environment which may expose us to significant costs, liabilities and loss of revenues. Any change in such regulations or their applications could negatively affect our results of operations," "Risk Factors— Risks Related to Our Business—Pipeline safety integrity programs and repairs may impose significant costs and liabilities on us," "Risk Factors— Risks Related to Our Business—We are subject to strict regulations at many of our facilities regarding employee safety, and failure to comply with these regulations could adversely affect our financial condition," and "Business—Regulatory and Environmental," insofar as they refer to statements of law or legal conclusions, fairly summarize the matters referred to therein in all material respects, subject to the qualifications and assumptions therein; and

(iii)   None of the offering, issuance and sale by the Company of the Securities and the application of the proceeds therefrom as described under the caption "Use of Proceeds" in the Preliminary Memorandum and the Final Memorandum, the execution, delivery and performance of the Purchase Agreement, the Indenture and the Securities by the Company, or the consummation of the transactions contemplated thereby violates or will violate the Natural Gas Act, as amended, or the rules and regulations promulgated thereunder by the Federal Energy Regulatory Commission.

In addition, he shall state that he has participated in conferences with officers and other representatives of the Company, representatives of the independent registered public accounting firm of the Company and representatives of the Initial Purchasers, at which the contents of the Disclosure Package and Final Memorandum and related matters were discussed, and although he did not independently investigate or verify the information set forth in the Disclosure Package and Final Memorandum, and he is not passing upon and does not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Disclosure Package and Final Memorandum

(except to the extent specified in paragraphs (i) and (ii) above), based on the foregoing (relying as to factual matters in respect of the determination of materiality to the extent he deems reasonable and appropriate upon the statements of fact made by officers and other representatives of the Company), no facts have come to his attention that have led such counsel to believe that:

(A)   the Final Memorandum, as of its date and as of the Closing Date, contained or contains any untrue statement of a material fact or omitted or omits to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or

(B)   the Disclosure Package, as of the Execution Time, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

except that in each case he need express no opinion with respect to the financial statements and notes and schedules thereto or other related financial, accounting and statistical data contained in or omitted from the Disclosure Package or the Final Memorandum or any further amendment or supplement thereto.

(c)   The Representatives shall have received from Andrews Kurth LLP, counsel for the Initial Purchasers, such opinion or opinions, dated the Closing Date and addressed to the Representatives, with respect to the issuance and sale of the Securities, the Indenture, the Disclosure Package, the Final Memorandum (as amended or supplemented at the Closing Date) and other related matters as the Representatives may reasonably require, and the Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.

(d)   The Company shall have furnished to the Representatives a certificate of the Company, signed by (x) the President of the Company and (y) the principal financial or accounting officer of the Company, dated the Closing Date, to the effect that the signers of such certificate have carefully examined the Disclosure Package and the Final Memorandum, any supplements or amendments thereto, and this Agreement and that:

(i)   the representations and warranties of the Company in this Agreement are true and correct on and as of the Closing Date with the same effect as if made on the Closing Date, and the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date; and

(ii)   since the date of the most recent financial statements included in the Disclosure Package and the Final Memorandum (exclusive of any amendment or supplement thereto), there has been no material adverse change in the condition (financial or otherwise), prospects, earnings, business or properties of the Company, whether or not arising from transactions in the ordinary course of

business, except as set forth in or contemplated in the Disclosure Package and the Final Memorandum (exclusive of any amendment or supplement thereto).

(e)   At the Execution Time and on the Closing Date, the Company shall have requested and caused Deloitte & Touche LLP to furnish to the Representatives letters, dated as of the Execution Time and as of the Closing Date, respectively, in form and substance satisfactory to the Representatives and confirming that they are independent certified public accountants with respect to the Company under Rule 101 of the AICPA's Code of Professional Conduct and its interpretations and rulings and stating in effect that:

(i)   on the basis of a reading of the latest unaudited financial statements made available by the Company; carrying out certain specified procedures (but not an examination in accordance with generally accepted auditing standards) which would not necessarily reveal matters of significance with respect to the comments set forth in such letter; a reading of the minutes of the meetings of the members, board of directors and committees of the board of directors of the Company; and inquiries of certain officials of the Company who have responsibility for financial and accounting matters of the Company as to transactions and events subsequent to December 31, 2007, nothing came to their attention which caused them to believe that:

(A)   any unaudited financial statements included in the Preliminary Memorandum or the Final Memorandum do not comply as to form with generally accepted accounting principles applied on a basis substantially consistent with that of the audited financial statements included in the Preliminary Memorandum and the Final Memorandum; or

(B)   with respect to the period subsequent to December 31, 2007, there were, at a specified date not more than five days prior to the date of the letter, any changes in the long-term debt of the Company or decreases in net current assets or total members' capital of the Company as compared with the amounts shown on the December 31, 2007 balance sheet included in the Preliminary Memorandum and the Final Memorandum, or for the period from January 1, 2008 to such specified date there were any decreases, as compared with the corresponding period in the preceding year, in revenues, operating income or net income of the Company, except in all instances for changes or decreases set forth in such letter, in which case the letter shall be accompanied by an explanation by the Company as to the significance thereof unless said explanation is not deemed necessary by the Representatives; and

(ii)   they have performed certain other specified procedures as a result of which they determined that certain information of an accounting, financial or statistical nature (which is limited to accounting, financial or statistical information derived from the general accounting records of the Company) set forth in the Preliminary Memorandum and the Final Memorandum, including the information set forth under the captions "Summary Historical Financial and

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Operating Data" and "Management's Discussion and Analysis of Results of Operation and Financial Condition" in the Preliminary Memorandum and the Final Memorandum, agrees with the accounting records of the Company, excluding any questions of legal interpretation.

(f)   Subsequent to the Execution Time or, if earlier, the date of the most recent financial statements included in the Disclosure Package (exclusive of any amendment or supplement thereto) and the Final Memorandum (exclusive of any amendment or supplement thereto), there shall not have been (i) any change or decrease specified in the letter or letters referred to in paragraph (e) of this Section 6; or (ii) any adverse change, or any development involving a prospective adverse change, in or affecting the condition (financial or otherwise), prospects, earnings, business or properties of the Company, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Disclosure Package and the Final Memorandum (exclusive of any amendment or supplement thereto), the effect of which, in any case referred to in clause (i) or (ii) above, is, in the judgment of the Representatives, so material and adverse as to make it impracticable or inadvisable to proceed with the offering or delivery of the Securities as contemplated in the Disclosure Package and the Final Memorandum (exclusive of any amendment or supplement thereto).

(g)   The Securities shall be eligible for clearance and settlement through The Depository Trust Company.

(h)   Subsequent to the Execution Time, there shall not have been any downgrading in the rating of any debt securities of the Company or any of its Affiliates by any "nationally recognized statistical rating organization" (as defined for purposes of Rule 436(g) under the Act) or any notice given of any intended or potential decrease in any such rating or of a possible change in any such rating that does not indicate the direction of the possible change.

(i)   Prior to the Closing Date, the Company shall have furnished to the Representatives such further information, certificates and documents as the Representatives may reasonably request.

If any of the conditions specified in this Section 6 shall not have been fulfilled in all material respects when and as provided in this Agreement, or if any of the opinions and certificates mentioned above or elsewhere in this Agreement shall not be in all material respects reasonably satisfactory in form and substance to the Representatives and counsel for the Initial Purchasers, this Agreement and all obligations of the Initial Purchasers hereunder may be cancelled at, or at any time prior to, the Closing Date by the Representatives. Notice of such cancellation shall be given to the Company in writing or by telephone or facsimile confirmed in writing.

The documents required to be delivered by this Section 6 will be delivered at the office of counsel for the Initial Purchasers, at 450 Lexington Ave., 15th Floor, New York, New York 10017, on the Closing Date.

7.   Reimbursement of Expenses. If the sale of the Securities provided for herein is not consummated because any condition to the obligations of the Initial Purchasers set forth in Section 6 hereof is not satisfied or because of any refusal, inability or failure on the part of the Company to perform any agreement herein or comply with any provision hereof other than by reason of a default by any of the Initial Purchasers, the Company will reimburse the Initial Purchasers severally through J. P. Morgan Securities Inc. on demand for all out-of-pocket expenses (including reasonable fees and disbursements of counsel) that shall have been incurred by them in connection with the proposed purchase and sale of the Securities.

8.   Indemnification and Contribution.

(a)   The Company agrees to indemnify and hold harmless each Initial Purchaser, its Affiliates, directors and officers and each person, if any, who controls such Initial Purchaser within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages and liabilities (including, without limitation, legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted, as such fees and expenses are incurred), joint or several, that arise out of, or are based upon, any untrue statement or alleged untrue statement of a material fact contained in the Preliminary Memorandum, the Final Memorandum, any Issuer Written Information or any other written information used by or on behalf of the Company in connection with the offer or sale of the Securities (or any amendment or supplement thereto) or any omission or alleged omission to state therein a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, in each case except insofar as such losses, claims, damages or liabilities arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information furnished to the Company in writing by such Initial Purchaser through the Representatives expressly for use therein.

(b)   Each Initial Purchaser agrees, severally and not jointly, to indemnify and hold harmless the Company, its directors and officers and each person, if any, who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act to the same extent as the indemnity set forth in paragraph (a) above, but only with respect to any losses, claims, damages or liabilities that arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information furnished to the Company in writing by such Initial Purchaser through the Representatives expressly for use in the Preliminary Memorandum, the Final Memorandum, any Issuer Written Information or any other written information used by or on behalf of the Company in connection with the offer or sale of the Securities (or any amendment or supplement thereto), it being understood and agreed that: (i) the last paragraph of the cover page of the Preliminary Memorandum and the Final Memorandum (regarding delivery of the Securities) and (ii) (A) the table of Initial Purchasers (including the principal amount of Securities to be purchased by such Initial Purchasers) and (B) the 7th and 8th paragraphs (related to stabilization and syndicate covering transactions), in each case appearing under the heading "Plan of Distribution" in the Preliminary Memorandum and the Final Memorandum, constitute the only information furnished in writing by or on behalf of the

Initial Purchasers for inclusion in the Preliminary Memorandum or the Final Memorandum.

(c)   If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against any person in respect of which indemnification may be sought pursuant to either paragraph (a) or (b) above, such person (the "Indemnified Person") shall promptly notify the person against whom such indemnification may be sought (the "Indemnifying Person") in writing; provided that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have under this Section 8 except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided, further, that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have to an Indemnified Person otherwise than under this Section 8. If any such proceeding shall be brought or asserted against an Indemnified Person and it shall have notified the Indemnifying Person thereof, the Indemnifying Person shall retain counsel reasonably satisfactory to the Indemnified Person (who shall not, without the consent of the Indemnified Person, be counsel to the Indemnifying Person) to represent the Indemnified Person and any others entitled to indemnification pursuant to this Section 8 that the Indemnifying Person may designate in such proceeding and shall pay the fees and expenses of such proceeding and shall pay the fees and expenses of such counsel related to such proceeding, as incurred. In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless (i) the Indemnifying Person and the Indemnified Person shall have mutually agreed to the contrary; (ii) the Indemnifying Person has failed within a reasonable time to retain counsel reasonably satisfactory to the Indemnified Person; (iii) the Indemnified Person shall have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the Indemnifying Person; or (iv) the named parties in any such proceeding (including any impleaded parties) include both the Indemnifying Person and the Indemnified Person and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood and agreed that the Indemnifying Person shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all Indemnified Persons, and that all such fees and expenses shall be reimbursed as they are incurred. Any such separate firm for any Initial Purchaser, its Affiliates, directors and officers and any control persons of such Initial Purchaser shall be designated in writing by J.P. Morgan Securities Inc. and any such separate firm for the Company, its directors and officers and any control persons of the Company shall be designated in writing by the Company. No Indemnifying Person shall, without the written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnification could have been sought hereunder by such Indemnified Person, unless such settlement (x) includes an unconditional release of such Indemnified Person, in form and substance reasonably satisfactory to such Indemnified Person, from all liability on claims that are the subject matter of such proceeding and (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person. The

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Indemnifying Person shall not be liable for any settlement of any proceeding effected without its written consent (such consent not to be unreasonably withheld), but if settled with the consent of the Indemnifying Person or if there be a final judgment for the plaintiff in any such proceeding, the Indemnifying Person agrees to indemnify and hold harmless any indemnified party from and against any loss or liability by reason of such settlement or judgment.

(d)   If the indemnification provided for in paragraphs (a) and (b) above is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each Indemnifying Person under such paragraph, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Initial Purchasers on the other from the offering of the Securities or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) but also the relative fault of the Company on the one hand and the Initial Purchasers on the other in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Initial Purchasers on the other shall be deemed to be in the same respective proportions as the net proceeds (before deducting expenses) received by the Company from the sale of the Securities and the total discounts and commissions received by the Initial Purchasers in connection therewith, as provided in this Agreement, bear to the aggregate offering price of the Securities. The relative fault of the Company on the one hand and the Initial Purchasers on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Initial Purchasers and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(e)   The Company and the Initial Purchasers agree that it would not be just and equitable if contribution pursuant to this Section 8 were determined by pro rata allocation (even if the Initial Purchasers were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in paragraph (d) above. The amount paid or payable by an Indemnified Person as a result of the losses, claims, damages and liabilities referred to in paragraph (d) above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Person in connection with any such action or claim. Notwithstanding the provisions of this Section 8, in no event shall an Initial Purchaser be required to contribute any amount in excess of the amount by which the total discounts and commissions received by such Initial Purchaser with respect to the offering of the Securities exceeds the amount of any damages that such Initial Purchaser has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Initial Purchasers' obligations to

contribute pursuant to this Section 8 are several in proportion to their respective purchase obligations hereunder and not joint.

(f)   The remedies provided for in this Section 8 are not exclusive and shall not limit any rights or remedies that may otherwise be available to any Indemnified Person at law or in equity.

9.   Default by an Initial Purchaser. If any one or more Initial Purchasers shall fail to purchase and pay for any of the Securities agreed to be purchased by such Initial Purchaser(s) hereunder and such failure to purchase shall constitute a default in the performance of its or their obligations under this Agreement, the remaining Initial Purchaser(s) shall be obligated severally to take up and pay for (in the respective proportions which the principal amount of Securities set forth opposite their names in Schedule I hereto bears to the aggregate principal amount of Securities set forth opposite the names of all the remaining Initial Purchaser(s)) the Securities which the defaulting Initial Purchaser(s) agreed but failed to purchase; provided, however, that in the event that the aggregate principal amount of Securities which the defaulting Initial Purchaser(s) agreed but failed to purchase shall exceed 10% of the aggregate principal amount of Securities set forth in Schedule I hereto, the remaining Initial Purchaser(s) shall have the right to purchase all, but shall not be under any obligation to purchase any, of the Securities, and if such nondefaulting Initial Purchaser(s) does or do not purchase all the Securities, this Agreement will terminate without liability to any nondefaulting Initial Purchaser(s) or the Company. In the event of a default by any Initial Purchaser as set forth in this Section 9, the Closing Date shall be postponed for such period, not exceeding five Business Days, as the Representatives shall determine in order that the required changes in the Final Memorandum or in any other documents or arrangements may be effected. Nothing contained in this Agreement shall relieve any defaulting Initial Purchaser of its liability, if any, to the Company or any nondefaulting Initial Purchaser for damages occasioned by its default hereunder.

10.   Termination. This Agreement shall be subject to termination in the absolute discretion of the Representatives, by notice given to the Company prior to delivery of and payment for the Securities, if at any time prior to such time (i) trading in securities generally on the New York Stock Exchange, the American Stock Exchange or the Nasdaq Stock Market shall have been suspended or limited or minimum prices shall have been established on such exchange; (ii) a banking moratorium shall have been declared either by U.S. federal or New York State authorities; or (iii) there shall have occurred any outbreak or escalation of hostilities, declaration by the United States of a national emergency or war or other calamity or crisis the effect of which on financial markets is such as to make it, in the judgment of the Representatives, impracticable or inadvisable to proceed with the offering or delivery of the Securities as contemplated in the Disclosure Package and the Final Memorandum (exclusive of any amendment or supplement thereto).

11.   Representations and Indemnities to Survive. The respective agreements, representations, warranties, indemnities and other statements of the Company or its officers and of the Initial Purchasers set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of the Initial Purchasers or the Company or any of the indemnified persons referred to in Section 8 hereof, and will survive

delivery of and payment for the Securities. The provisions of Sections 7 and 8 hereof shall survive the termination or cancellation of this Agreement.

12.   Notices. All communications hereunder will be in writing and effective only on receipt, and, if sent to the Representatives, will be mailed, delivered or telefaxed to Credit Suisse Securities (USA) LLC, Eleven Madison Avenue, New York, New York 10010, (fax: 212-325-4296) Attention: LCD-IBD, J.P. Morgan Securities Inc., 270 Park Avenue, New York, New York 10017 (phone: 212-834-4533, fax: 212-834-6081); Attention: High Grade Syndicate Desk, and Wachovia Capital Markets, LLC, 301 South College Street, NC 0613, Charlotte, NC 28288 (fax: 704-383-0661), Attention: Steven J. Taylor, Managing Director; or, if sent to the Company, will be mailed, delivered or telefaxed to (270)683-5657 and confirmed to it at the Company's address set forth in the Final Memorandum, attention of the Chief Financial Officer.

13.   Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the indemnified persons referred to in Section 8 hereof and their respective successors, and, except as expressly set forth in Section 5(k) hereof, no other person will have any right or obligation hereunder.

14.   Jurisdiction. The Company hereby submits to the non-exclusive jurisdiction of the Federal and state courts in the Borough of Manhattan in The City of New York in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

15.   Integration. This Agreement supersedes all prior agreements and understandings (whether written or oral) between the Company and the Initial Purchasers, or any of them, with respect to the subject matter hereof.

16.   Applicable Law. This Agreement will be governed by and construed in accordance with the laws of the State of New York.

17.   Waiver of Jury Trial. The Company hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

18.   No Fiduciary Duty. The Company hereby acknowledges that (a) the purchase and sale of the Securities pursuant to this Agreement is an arm's-length commercial transaction between the Company, on the one hand, and the Initial Purchasers and any Affiliate through which it may be acting, on the other, (b) the Initial Purchasers are acting as principal and not as an agent or fiduciary of the Company and (c) the Company's engagement of the Initial Purchasers in connection with the offering and the process leading up to the offering is as independent contractors and not in any other capacity. Furthermore, the Company agrees that it is solely responsible for making its own judgments in connection with the offering (irrespective of whether any of the Initial Purchasers has advised or is currently advising the Company on related or other matters). The Company agrees that it will not claim that the Initial Purchasers have rendered advisory services of any nature or respect, or owe an agency, fiduciary or similar duty to the Company, in connection with such transaction or the process leading thereto.

19.   Counterparts. This Agreement may be signed in one or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement.

20.   Headings. The section headings used herein are for convenience only and shall not affect the construction hereof.

21.   Definitions. The terms that follow, when used in this Agreement, shall have the meanings indicated.

"Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

"Affiliate" shall have the meaning specified in Rule 501(b) of Regulation D.

"Agreement" shall mean this Purchase Agreement.

"Business Day" shall mean any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in The City of New York.

"Code" shall mean the Internal Revenue Code of 1986, as amended.

"Commission" shall mean the Securities and Exchange Commission.

"Disclosure Package" shall mean (i) the Preliminary Memorandum, as amended or supplemented at the Execution Time, (ii) the final term sheet prepared pursuant to Section 5(b) hereto and in the form attached as Schedule III hereto and (iii) any Issuer Written Information.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

"Execution Time" shall mean the date and time that this Agreement is executed and delivered by the parties hereto.

"Investment Company Act" shall mean the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

"Issuer Written Information" shall mean any writings in addition to the Preliminary Memorandum that the parties expressly agree in writing to treat as part of the Disclosure Package.

"NASD" shall mean the National Association of Securities Dealers, Inc.

"Regulation D" shall mean Regulation D under the Act.

"Regulation S" shall mean Regulation S under the Act.

"Trust Indenture Act" shall mean the Trust Indenture Act of 1939, as amended, and the rules and regulations of the Commission promulgated thereunder.

[*Signature page follows*]

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this letter and your acceptance shall represent a binding agreement between the Company and the several Initial Purchasers.

Very truly yours,

Texas Gas Transmission, LLC

By: _____/s/_____

Name:

Title:

The foregoing Agreement is hereby confirmed and accepted as of the date first above written.

Credit Suisse Securities (USA) LLC

By: _____/s/_____

    Name:
    Title:

J.P. Morgan Securities Inc.

By: _____/s/_____

    Name:
    Title:

Wachovia Capital Markets, LLC
By: _____/s/_____

    Name:
    Title:

For themselves and the other several Initial Purchasers named in Schedule I to the foregoing Agreement.

SCHEDULE I

Initial Purchasers	Principal Amount of Securities to be Purchased
Credit Suisse Securities (USA) LLC	U.S.$83,334,000
J.P. Morgan Securities Inc.	U.S.$83,333,000
Wachovia Capital Markets, LLC	U.S.$83,333,000
Total	**U.S. 250,000,000**

SCHEDULE II

JURISDICTIONS OF QUALIFICATION

Name of Entity	**Jurisdiction of Formation**	**Jurisdictions of Qualification**
Texas Gas Transmission, LLC	Delaware	Louisiana, Texas, Arkansas, Mississippi, Tennessee, Kentucky, Indiana, Ohio and Illinois

SCHEDULE III

Pricing Term Sheet
March 24, 2008

ISSUER: Texas Gas Transmission, LLC
SECURITY: 5.50% Senior Notes Due 2013
SIZE: $250,000,000
MATURITY: April 1, 2013
PRICE TO PUBLIC: 99.619% ($249,047,500)
PAYMENT DATES: April 1 and October 1
SPREAD TO BENCHMARK TREASURY: +295 bps
BENCHMARK TREASURY: 2.75% due Feb. 28, 2013
BENCHMARK TREASURY YIELD: 2.638%
MAKE-WHOLE CALL: T+ 50 bps
EXPECTED SETTLEMENT DATE: March 27, 2008
CUSIP/ISIN: 882440AT7 / US882440AT71
JOINT BOOK RUNNING MANAGERS: Credit Suisse Securities (USA) LLC, J.P. Morgan
Securities Inc., Wachovia Capital Markets, LLC

This communication is intended for the sole use of the person to whom it is provided by the
sender.

These securities have not been registered under the Securities Act of 1933, as amended, and may
only be sold to qualified institutional buyers pursuant to Rule 144A or pursuant to another
applicable exemption from registration.

The information in this term sheet and the attached Capitalization table, as adjusted for this
offering, supplements the preliminary offering memorandum, dated March 24, 2008 (the
"Preliminary Memorandum") of Texas Gas Transmission, LLC (the "Company") and supersedes
the information in the Preliminary Memorandum to the extent inconsistent with the information
in the Preliminary Memorandum. This term sheet and the attached Capitalization table, as
adjusted for this offering, are qualified in their entirety by reference to the Preliminary
Memorandum. Terms used herein but not defined herein shall have the respective meanings as
set forth in the Preliminary Memorandum.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT
APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH
DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A
RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER
EMAIL SYSTEM.

EXHIBIT 99.1



News Release

BOARDWALK ANNOUNCES $250 MILLION OFFERING OF SENIOR NOTES BY ITS TEXAS GAS SUBSIDIARY

HOUSTON, March. 24, 2008 — Boardwalk Pipeline Partners, LP (NYSE: BWP) today announced that its wholly owned subsidiary, Texas Gas Transmission, LLC ("Texas Gas"), priced a private placement of $250 million aggregate principal amount of 5.50% senior notes due 2013. Texas Gas expects the offering to close on March 27, 2008. Texas Gas plans to use the proceeds from the offering to fund a portion of the cost of its expansion projects.

The securities have been offered only to qualified institutional buyers under Rule 144A and to persons outside the United States under Regulation S. This announcement is neither an offer to sell nor a solicitation of an offer to buy any of these securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. These securities have not been registered under the Securities Act of 1933 or any state securities laws, and unless so registered, may not be offered or sold except pursuant to an exemption from the registration requirements of the Securities Act of 1933 and applicable state securities laws.

###

Boardwalk Pipeline Partners, LP is a master limited partnership engaged through its subsidiaries, Texas Gas Transmission, LLC and Gulf South Pipeline Company, LP, in the interstate transportation and storage of natural gas. Boardwalk's two interstate natural gas pipeline systems have approximately 13,550 miles of pipeline and underground storage fields with aggregate working gas capacity of approximately 155 Bcf.

This press release may include "forward-looking statements" as defined by federal law. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that Boardwalk Pipeline Partners, LP expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements are based on certain assumptions made by Boardwalk Pipeline Partners, LP based on its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Partnership, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Additional information about issues that could lead to material changes in performance is contained in Boardwalk Pipeline Partners, LP's annual and quarterly reports filed with the Securities and Exchange Commission.

CONTACT:
Jamie Buskill
Sr. Vice President and Chief Financial Officer
713-479-8082

Or

Petra Tabor
Investor Relations
866-913-2122